Exhibit 99.1

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Stockholders

Chunghwa Telecom Co., Ltd.

Opinion

We have audited the accompanying financial statements of Chunghwa Telecom Co., Ltd. (the Company), which comprise the balance sheets as of December 31, 2020 and 2019, and the statements of comprehensive income, changes in equity and cash flows for the years then ended, and the related notes to the financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and its financial performance and its cash flows for the years then ended in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers.

Basis for Opinion

We conducted our audits in accordance with the Regulations Governing Auditing and Attestation of Financial Statements by Certified Public Accountants and auditing standards generally accepted in the Republic of China. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Company in accordance with The Norm of Professional Ethics for Certified Public Accountant of the Republic of China, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements for the year ended December 31, 2020. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

The key audit matter of the financial statements for the year ended December 31, 2020 is as follows:

Revenue Recognition on Mobile Service

Refer to Notes 3 and 27 to the financial statements.

The Company’s mobile service revenue consists of subscriber-based charges made up of a significant volume of low-dollar transactions. Because of the complexity and a variety of subscriber-based charges as well as a large number of transactions, the Company uses highly automated systems to process and record its revenue transactions.

Given the Company’s systems to process and record revenue are highly automated, auditing revenue was complex and challenging due to the extent of audit effort required and involvement of professionals with expertise in information technology (IT) necessary for us to identify, test, and evaluate the Company’s IT systems.

Our audit procedures related to the Company’s systems to process revenue transactions included the following, among others:

•	With the assistance of our IT specialists, we:

•

Identified the significant systems used to process revenue transactions and tested the general IT controls over each of these systems, including testing of user access controls and change management controls.

•	Performed testing of system interface controls and automated controls within the relevant revenue streams, as well as the controls designed to ensure the accuracy and completeness of revenue.

•	We tested internal controls within the relevant revenue business processes, including those in place to reconcile the various systems to the Company’s accounting system.

•	We selected samples from mobile service revenue and agreed to customer contracts and records of cash receipts.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers, and for such internal control as management determines is necessary to enable the preparation of the financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance, including the audit committee, are responsible for overseeing the Company’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the auditing standards generally accepted in the Republic of China will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with the auditing standards generally accepted in the Republic of China, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

1.

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

2.

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

3.	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

4.

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Company to cease to continue as a going concern.

5.

Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

6.

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the financial statements. We are responsible for the direction, supervision, and performance of the audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements for the year ended December 31, 2020, and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partners on the audit resulting in this independent auditors’ report are Dien Sheng Chang and Cheng Hung Kuo.

/s/ Dien Sheng Chang	/s/ Cheng Hung Kuo

Deloitte & Touche

Taipei, Taiwan

Republic of China

February 23, 2021

Notice to Readers

The accompanying financial statements are intended only to present the financial position, financial performance and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to audit such financial statements are those generally applied in the Republic of China.

For the convenience of readers, the independent auditors’ report and the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language independent auditors’ report and financial statements shall prevail.

CHUNGHWA TELECOM CO., LTD.

BALANCE SHEETS

DECEMBER 31, 2020 AND 2019

(In Thousands of New Taiwan Dollars)

	2020		2019
	Amount	%	Amount	%
ASSETS
CURRENT ASSETS
Cash and cash equivalents (Notes 3 and 6)	$20,090,053	4	$25,081,712	5
Financial assets at fair value through profit or loss (Notes 3, 4 and 7)	2,271	—	—	—
Hedging financial assets (Notes 3 and 19)	1,752	—	327	—
Contract assets (Notes 3 and 27)	1,734,081	1	1,470,985	—
Trade notes and accounts receivable, net (Notes 3, 4, 9 and 27)	19,554,643	4	23,478,061	5
Receivables from related parties (Note 34)	1,340,550	—	785,570	—
Inventories (Notes 3, 4 and 10)	7,046,686	1	12,491,728	3
Prepayments (Note 11)	1,691,978	—	1,436,346	—
Other current monetary assets (Notes 12, 25 and 31)	1,281,393	—	2,866,059	1
Other current assets (Note 18)	2,183,471	1	2,354,215	1

Total current assets	54,926,878	11	69,965,003	15

NONCURRENT ASSETS
Financial assets at fair value through profit or loss (Notes 3, 4 and 7)	677,202	—	778,105	—
Financial assets at fair value through other comprehensive income (Notes 3, 4 and 8)	6,903,679	1	6,923,315	2
Investments accounted for using equity method (Notes 3 and 13)	20,338,212	4	20,320,122	4
Contract assets (Notes 3 and 27)	1,007,608	—	804,698	—
Property, plant and equipment (Notes 3, 4, 14, 31 and 34)	272,623,164	56	274,744,872	60
Right-of-use assets (Notes 3, 4, and 15)	10,028,227	2	10,292,025	2
Investment properties (Notes 3, 4, 16, 31 and 34)	9,546,547	2	8,094,618	2
Intangible assets (Notes 3, 4, 17 and 31)	89,723,406	19	46,519,457	10
Deferred income tax assets (Notes 3 and 29)	2,623,633	1	2,719,035	1
Incremental costs of obtaining contracts (Notes 3 and 27)	7,015,079	1	6,976,421	2
Net defined benefit assets (Notes 3, 4 and 25)	3,351,546	1	2,108,176	1
Prepayments (Note 11)	1,152,722	1	1,381,618	—
Other noncurrent assets (Notes 18 and 35)	4,421,119	1	5,687,816	1

Total noncurrent assets	429,412,144	89	387,350,278	85

TOTAL	$484,339,022	100	$457,315,281	100

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Short-term bills payable (Note 20)	$6,999,198	1	$—	—
Financial liabilities at fair value through profit or loss (Notes 3, 4 and 7)	—	—	228	—
Contract liabilities (Notes 3, 27 and 34)	12,661,964	3	16,684,939	3
Trade notes and accounts payable (Note 22)	12,226,935	3	12,052,523	3
Payables to related parties (Note 34)	3,380,488	1	3,663,713	1
Current tax liabilities (Notes 3 and 29)	3,914,134	1	3,739,435	1
Lease liabilities (Notes 3, 4, 15, 31 and 34)	2,938,305	1	2,939,410	1
Other payables (Notes 23 and 31)	20,046,085	4	19,270,583	4
Provisions (Notes 3 and 24)	214,266	—	107,902	—
Other current liabilities	976,630	—	923,457	—

Total current liabilities	63,358,005	14	59,382,190	13

NONCURRENT LIABILITIES
Bonds payable (Notes 21)	19,980,272	4	—	—
Contract liabilities (Notes 3 and 27)	5,341,114	1	4,414,979	1
Deferred income tax liabilities (Notes 3 and 29)	1,935,233	—	1,880,925	—
Provisions (Notes 3 and 24)	100,616	—	97,382	—
Lease liabilities (Notes 3, 4, 15, 31 and 34)	5,682,342	1	5,755,804	2
Customers’ deposits (Note 34)	4,722,280	1	4,653,517	1
Net defined benefit liabilities (Notes 3, 4 and 25)	3,316,932	1	3,412,740	1
Other noncurrent liabilities	1,971,212	—	1,607,501	—

Total noncurrent liabilities	43,050,001	8	21,822,848	5

Total liabilities	106,408,006	22	81,205,038	18

EQUITY (Note 26)
Common stocks	77,574,465	16	77,574,465	17

Additional paid-in capital	171,261,379	35	171,255,985	37

Retained earnings
Legal reserve	77,574,465	16	77,574,465	17
Special reserve	2,675,419	1	2,675,419	1
Unappropriated earnings	47,918,166	10	46,341,361	10

Total retained earnings	128,168,050	27	126,591,245	28

Others	927,122	—	688,548	—

Total equity	377,931,016	78	376,110,243	82

TOTAL	$484,339,022	100	$457,315,281	100

The accompanying notes are an integral part of the financial statements.

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 31, 2020 AND 2019

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	2020		2019
	Amount	%	Amount	%
REVENUES (Notes 3, 27, 34 and 39)	$178,622,827	100	$179,321,838	100
OPERATING COSTS (Notes 3, 10, 25, 27, 28, 34 and 39)	117,206,244	66	116,056,276	65

GROSS PROFIT	61,416,583	34	63,265,562	35

OPERATING EXPENSES (Notes 3, 9, 25, 28, 34 and 39)
Marketing	16,596,096	9	18,130,247	10
General and administrative	3,720,192	2	3,558,580	2
Research and development	3,129,236	2	3,341,306	2
Expected credit loss (reversal of credit loss)	45,689	—	(127,019)	—

Total operating expenses	23,491,213	13	24,903,114	14

OTHER INCOME AND EXPENSES (Notes 14, 16, 18, 28 and 39)	1,614,287	1	(16,583)	—

INCOME FROM OPERATIONS	39,539,657	22	38,345,865	21

NON-OPERATING INCOME AND EXPENSES
Interest income (Note 39)	52,889	—	157,099	—
Other income (Notes 8, 28 and 34)	346,745	—	386,747	—
Other gains and losses (Notes 13, 28, 33 and 34)	(100,341)	—	(5,572)	—
Interest expenses (Notes 15, 28, 34 and 39)	(171,658)	—	(61,873)	—
Share of profits of subsidiaries, associates and joint ventures accounted for using equity method (Notes 13 and 39)	1,216,137	1	1,440,326	1

Total non-operating income and expenses	1,343,772	1	1,916,727	1

INCOME BEFORE INCOME TAX	40,883,429	23	40,262,592	22
INCOME TAX EXPENSE (Notes 3 and 29)	7,477,299	4	7,474,046	4

NET INCOME	33,406,130	19	32,788,546	18

(Continued)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 31, 2020 AND 2019

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	2020		2019
	Amount	%	Amount	%
TOTAL OTHER COMPREHENSIVE INCOME (LOSS)
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit pension plans (Note 25)	$1,170,312	1	$1,506,290	1
Unrealized gain or loss on investments in equity instruments at fair value through other comprehensive income (Notes 3, 26 and 33)	546,879	—	399,429	—
Gain or loss on hedging instruments subject to basis adjustment (Notes 3 and 19)	1,425	—	(742)	—
Share of unrealized gain or loss on investments in equity instruments at fair value through other comprehensive income of subsidiaries, associates and joint ventures (Notes 3, 13 and 26)	(126,890)	—	(101,103)	—
Share of remeasurements of defined benefit pension plans of subsidiaries, associates and joint ventures (Note 13)	708	—	2,864	—
Income tax relating to items that will not be reclassified to profit or loss (Note 29)	(234,062)	—	(301,258)	—

	1,358,372	1	1,505,480	1

Items that may be reclassified subsequently to profit or loss:
Exchange differences arising from the translation of the foreign operations	(156,990)	—	(71,056)	—
Share of exchange differences arising from the translation of the foreign operations of subsidiaries, associates and joint ventures (Note 13)	(9,164)	—	2,106	—

	(166,154)	—	(68,950)	—

Total other comprehensive income, net of income tax	1,192,218	1	1,436,530	1

TOTAL COMPREHENSIVE INCOME	$34,598,348	20	$34,225,076	19

EARNINGS PER SHARE (Note 30)
Basic	$4.31		$4.23

Diluted	$4.30		$4.22

The accompanying notes are an integral part of the financial statements.	(Concluded)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CHANGES IN EQUITY

YEARS ENDED DECEMBER 31, 2020 AND 2019

(In Thousands of New Taiwan Dollars)

						Others (Notes 19 and 26)
		Additional	Retained Earnings (Note 26)			Exchange Differences Arising from the Translation	Unrealized Gain or Loss on Financial Assets at Fair Value through Other	Gain or Loss
	Common Stocks (Note 26)	Paid-in Capital (Note 26)	Legal Reserve	Special Reserve	Unappropriated Earnings	of the Foreign Operations	Comprehensive Income	on Hedging Instruments	Total Equity
BALANCE, JANUARY 1, 2019	$77,574,465	$171,136,764	$77,574,465	$2,675,419	$47,090,522	$(79,427)	$538,272	$1,069	$376,511,549
Appropriation of 2018 earnings
Cash dividends	—	—	—	—	(34,745,603)	—	—	—	(34,745,603)
Unclaimed dividend	—	1,266	—	—	—	—	—	—	1,266
Change in additional paid-in capital from investments in subsidiaries, associates and joint ventures accounted for using equity method	—	117,955	—	—	—	—	—	—	117,955
Net income for the year ended December 31, 2019	—	—	—	—	32,788,546	—	—	—	32,788,546
Other comprehensive income (loss) for the year ended December 31, 2019	—	—	—	—	1,207,896	(68,950)	298,326	(742)	1,436,530

Total comprehensive income (loss) for the year ended December 31, 2019	—	—	—	—	33,996,442	(68,950)	298,326	(742)	34,225,076

BALANCE, DECEMBER 31, 2019	77,574,465	171,255,985	77,574,465	2,675,419	46,341,361	(148,377)	836,598	327	376,110,243
Appropriation of 2019 earnings
Cash dividends	—	—	—	—	(32,782,969)	—	—	—	(32,782,969)
Unclaimed dividend	—	1,605	—	—	—	—	—	—	1,605
Change in additional paid-in capital from investments in subsidiaries, associates and joint ventures accounted for using equity method	—	3,789	—	—	—	—	—	—	3,789
Net income for the year ended December 31, 2020	—	—	—	—	33,406,130	—	—	—	33,406,130
Other comprehensive income (loss) for the year ended December 31, 2020	—	—	—	—	936,958	(166,154)	419,989	1,425	1,192,218

Total comprehensive income (loss) for the year ended December 31, 2020	—	—	—	—	34,343,088	(166,154)	419,989	1,425	34,598,348

Disposal of investments in equity instruments at fair value through other comprehensive income	—	—	—	—	16,686	—	(16,686)	—	—

BALANCE, DECEMBER 31, 2020	$77,574,465	$171,261,379	$77,574,465	$2,675,419	$47,918,166	$(314,531)	$1,239,901	$1,752	$377,931,016

The accompanying notes are an integral part of the financial statements.

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2020 AND 2019

(In Thousands of New Taiwan Dollars)

	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$40,883,429	$40,262,592
Adjustments for:
Depreciation	29,852,639	29,852,819
Amortization	5,335,650	4,168,630
Amortization of incremental costs of obtaining contracts	5,395,125	6,269,916
Expected credit loss (reversal of credit loss)	45,689	(127,019)
Interest expenses	171,658	61,873
Interest income	(52,889)	(157,099)
Dividend income	(240,821)	(292,450)
Share of profits of subsidiaries, associates and joint ventures accounted for using equity method	(1,216,137)	(1,440,326)
Loss (gain) on disposal of property, plant and equipment	(1,435,864)	29,229
Gain on disposal of investment properties	(151,357)	—
Gain on disposal of investments accounted for using equity method	(13,398)	(30,152)
Provision for impairment loss and obsolescence of inventory	1,124,350	475,024
Reversal of impairment loss on investment properties	(27,066)	(56,617)
Impairment loss on other assets	—	43,971
Valuation loss on financial assets and liabilities at fair value through profit or loss, net	98,404	38,588
Others	8,473	(23,322)
Changes in operating assets and liabilities:
Decrease (increase) in:
Contract assets	(467,335)	46,157
Trade notes and accounts receivable	4,042,945	4,747,965
Receivables from related parties	(554,980)	32,304
Inventories	4,320,692	(2,494,993)
Prepayments	(10,178)	(60,009)
Other current monetary assets	145,786	26,462
Other current assets	170,744	155,357
Incremental cost of obtaining contracts	(5,433,783)	(5,625,633)
Increase (decrease) in:
Contract liabilities	(3,096,840)	6,785,691
Trade notes and accounts payable	173,789	(4,720,176)
Payables to related parties	(283,225)	(779,499)
Other payables	(1,118,468)	297,078
Provisions	109,598	75,813
Other current liabilities	69,232	(49,362)
Net defined benefit plans	(168,867)	540,389

Cash generated from operations	77,676,995	78,053,201
Interest paid	(126,846)	(61,873)
Income tax paid	(7,386,952)	(7,846,879)

Net cash provided by operating activities	70,163,197	70,144,449

(Continued)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2020 AND 2019

(In Thousands of New Taiwan Dollars)

	2020	2019
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from disposal of financial assets at fair value through other comprehensive income	$297,476	$—
Proceeds from return of financial assets at fair value through other comprehensive income	—	9,167
Acquisition of financial assets at fair value through profit or loss	—	(300,000)
Acquisition of time deposits and negotiable certificates of deposit with maturities of more than three months	(11,803)	(9,700,000)
Proceeds from disposal of negotiable certificates of deposit with maturities of more than three months	1,600,000	12,500,000
Acquisition of investments accounted for using equity method	(244,123)	(4,221,032)
Proceeds from disposal of investments accounted for using equity method	—	32,470
Proceeds from capital reduction of investments accounted for using equity method	—	12,932
Acquisition of property, plant and equipment	(22,740,612)	(22,427,073)
Proceeds from disposal of property, plant and equipment	316,940	50,991
Acquisition of intangible assets	(47,539,599)	(283,792)
Acquisition of investment properties	(54,435)	(523)
Proceeds from disposal of investment properties	188,300	—
Decrease (increase) in other noncurrent assets	96,334	(1,240,253)
Interest received	59,538	162,411
Cash dividends received from others	240,821	292,450
Cash dividends received from subsidiaries, associates and joint ventures accounted for using equity method	1,309,769	939,221

Net cash used in investing activities	(66,481,394)	(24,173,031)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term bills payable	41,000,000	—
Repayment of short-term bills payable	(34,000,000)	—
Proceeds from issuance of bonds	20,000,000	—
Payments for transaction costs attributable to the issuance of bonds	(21,038)	—
Increase (decrease) in customers’ deposits	52,704	(8,028)
Payments for the principal of lease liabilities	(3,287,475)	(3,306,322)
Increase in other noncurrent liabilities	363,711	246,130
Cash dividends paid	(32,782,969)	(34,745,603)
Unclaimed dividend	1,605	1,266

Net cash used in financing activities	(8,673,462)	(37,812,557)

(Continued)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2020 AND 2019

(In Thousands of New Taiwan Dollars)

	2020	2019
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	$(4,991,659)	$8,158,861
CASH AND CASH EQUIVALENTS, BEGINNING OF THE YEAR	25,081,712	16,922,851

CASH AND CASH EQUIVALENTS, END OF THE YEAR	$20,090,053	$25,081,712

The accompanying notes are an integral part of the financial statements.	(Concluded)

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

(In Thousands of New Taiwan Dollars, Unless Stated Otherwise)

1.	GENERAL

Chunghwa Telecom Co., Ltd. (“the Company”) was incorporated on July 1, 1996 in the Republic of China (“ROC”). The Company is a company limited by shares and, prior to August 2000, was wholly owned by the Ministry of Transportation and Communications (“MOTC”). Prior to July 1, 1996, the current operations of the Company were carried out under the Directorate General of Telecommunications (“DGT”). The DGT was established by the MOTC in June 1943 to take primary responsibility in the development of telecommunications infrastructure and to formulate policies related to telecommunications. On July 1, 1996, the telecom operations of the DGT were spun-off as the Company which continues to carry out the business and the DGT continues to be the industry regulator.

Effective August 12, 2005, the MOTC completed the process of privatizing the Company by reducing the government ownership to below 50% in various stages. In July 2000, the Company received approval from the Securities and Futures Commission (the “SFC”) for a domestic initial public offering and its common stocks were listed and traded on the Taiwan Stock Exchange (the “TWSE”) on October 27, 2000. Certain of the Company’s common stocks were sold, in connection with the foregoing privatization plan, in domestic public offerings at various dates from August 2000 to July 2003. Certain of the Company’s common stocks were also sold in an international offering of securities in the form of American Depository Shares (“ADS”) on July 17, 2003 and were listed and traded on the New York Stock Exchange (the “NYSE”). The MOTC sold common stocks of the Company by auction in the ROC on August 9, 2005 and completed the second international offering on August 10, 2005. Upon completion of the share transfers associated with these offerings on August 12, 2005, the MOTC owned less than 50% of the outstanding shares of the Company and completed the privatization plan.

The financial statements are presented in the Company’s functional currency, New Taiwan dollars.

2.	APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved and authorized for issue by the Board of Directors on February 23, 2021.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of Compliance

The accompanying financial statements have been prepared in conformity with the Regulations Governing the Preparation of Financial Reports by Securities Issuers.

Basis of Preparation

The financial statements have been prepared on the historical cost basis except for certain financial instruments that are measured at fair values and net defined benefit liabilities (assets) which are measured at the present value of the defined benefit obligation less the fair value of plan assets.

When preparing the accompanying financial statements, the Company used equity method to account for its investment in subsidiaries, associates and joint ventures. In order for the amounts of the net profit, other comprehensive income and total equity in the parent company only financial statements to be the same with those amounts attributable to the owner of the Company in its consolidated financial statements, adjustments arising from the differences in accounting treatment between parent company only basis and consolidated basis were made to the captions of “investments accounted for using equity method”, “share of profit (loss) of subsidiaries, associates and joint ventures accounted for using equity method”, “share of other comprehensive income of subsidiaries, associates and joint ventures accounted for using equity method” and related equity items, as appropriate, in the parent company only financial statements.

Current and Noncurrent Assets and Liabilities

Current assets include:

a.	Assets held primarily for the purpose of trading;

b.	Assets expected to be realized within twelve months after the reporting period; and

c.	Cash and cash equivalents unless the asset is restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

Current liabilities include:

a.	Liabilities held primarily for the purpose of trading;

b.	Liabilities due to be settled within twelve months after the reporting period; and

c.	Liabilities for which the Company does not have an unconditional right to defer settlement for at least twelve months after the reporting period.

Assets and liabilities that are not classified as current are classified as noncurrent.

Foreign Currencies

In preparing the Company’s financial statements, transactions in currencies other than the Company’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions.

At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Exchange differences on monetary items arising from settlement or translation are recognized in profit or loss in the period in which they arise.

Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined and related exchange differences are recognized in profit or loss. Conversely, when the fair value changes were recognized in other comprehensive income, related exchange difference shall be recognized in other comprehensive income.

Non-monetary items that are measured at historical cost in a foreign currency are not retranslated.

For the purposes of presenting financial statements, the assets and liabilities of the Company’s foreign operations (including of the subsidiaries, associates and joint ventures in other countries or currencies used different with the Company) are translated into New Taiwan dollars using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are recognized in other comprehensive income.

Cash Equivalents

Cash equivalents include commercial paper, negotiable certificates of deposit and triple stimulus vouchers with original maturities within three months from the date of acquisition, highly liquid, readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value. These cash equivalents are held for the purpose of meeting short-term cash commitments.

Inventories

Inventories are stated at the lower of cost or net realizable value item by item, except for those that may be appropriate to group items of similar or related inventories. Net realizable value is the estimated selling price of inventories less all estimated costs of completion and costs necessary to make the sale. The calculation of the cost of inventory is derived using the weighted-average method.

Investments Accounted for Using Equity Method

Investments in subsidiaries, associates and joint ventures are accounted for using equity method.

a.	Investment in subsidiaries

Subsidiaries are the entities controlled by the Company.

Under the equity method, the investment in subsidiaries is initially recognized at cost and the increase or decrease of carrying amount reflects the recognition of the Company’s share of profit or loss and other comprehensive income of the subsidiaries after the date of acquisition. Besides, the Company also recognizes the Company’s share of the change in other equity of the subsidiaries.

Changes in the Company’s ownership interests in subsidiaries that do not result in the Company’s loss of control over the subsidiaries are accounted for as equity transactions. Any difference between the carrying amounts of the investment of the subsidiaries and the fair value of the consideration paid or received is recognized directly in equity.

The acquisition cost in excess of the acquisition-date fair value of the identifiable net assets acquired is recognized as goodwill, which is included within the carrying amount of the investment and shall not be amortized. The acquisition-date fair value of the net identifiable assets acquired in excess of the acquisition cost is recognized immediately in profit or loss.

Unrealized profits and losses from downstream transactions with a subsidiary are eliminated in full. Profits and losses from upstream transactions with a subsidiary and sidestream transactions between subsidiaries are recognized in the Company’s financial statements only to the extent of interests in the subsidiary that are not related to the Company.

b.	Investments in associates and joint ventures

An associate is an entity over which the Company has significant influence and that is neither a subsidiary nor an interest in a joint venture. A joint venture is a joint arrangement whereby the Company and other parties that have joint control of the arrangement have rights to the net assets of the arrangement.

Under the equity method, an investment in an associate and a joint venture is initially recognized at cost and adjusted thereafter to recognize the Company’s share of profit or loss and other comprehensive income of the associate and joint venture as well as the distribution received. The Company also recognizes its share in changes in the associates and joint ventures.

When the Company subscribes for new shares of an associate and a joint venture at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment differs from the amount of the Company’s proportionate interest in the associate and joint venture. The Company records such a difference as an adjustment to investments with the corresponding amount charged or credited to additional paid-in capital. When the adjustment should be debited to additional paid-in capital but the additional paid-in capital recognized from investments accounted for using equity method is insufficient, the shortage is debited to retained earnings.

Any excess of the cost of acquisition over the Company’s share of the fair value of the identifiable net assets and liabilities of an associate and a joint venture at the date of acquisition is recognized as goodwill, which is included within the carrying amount of the investment and shall not be amortized. Any excess of the Company’s share of the net fair value of the identifiable assets and liabilities over the cost of acquisition is recognized immediately in profit or loss.

The entire carrying amount of an investment (including goodwill) is tested for impairment as a single asset by comparing its recoverable amount with its carrying amount. Any impairment loss recognized is not allocated to any asset, including goodwill, that forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized to the extent that the recoverable amount of the investment subsequently increases.

The Company discontinues the use of the equity method from the date on which its investment ceases to be an associate and a joint venture. Any retained investment is measured at fair value at that date, and the fair value is regarded as the investment’s fair value on initial recognition as a financial asset. The difference between the previous carrying amount of the associate and joint venture attributable to the retained interest and its fair value is included in the determination of the gain or loss on disposal of the associate and joint venture. The Company accounts for all amounts previously recognized in other comprehensive income in relation to that associate and joint venture on the same basis as would be required had that associate and joint venture directly disposed of the related assets or liabilities.

When the Company transacts with its associate and joint venture, profits and losses resulting from the transactions with the associate and joint venture are recognized in the Company’s financial statements only to the extent of interests in the associate and joint venture that are not related to the Company.

Property, Plant and Equipment

Property, plant and equipment are initially measured at cost and subsequently measured at cost less accumulated depreciation and accumulated impairment loss.

Property, plant and equipment in the course of construction are depreciated and classified to the appropriate categories of property, plant and equipment when completed and ready for their intended use.

Depreciation on property, plant and equipment is recognized using the straight-line method. Each significant part is depreciated separately. Freehold land is not depreciated. The estimated useful lives, residual values and depreciation method are reviewed at the end of each year, with the effect of any changes in estimate accounted for on a prospective basis.

On derecognition of an item of property, plant and equipment, the difference between the net disposal proceeds and the carrying amount of the asset is recognized in profit or loss in the period in which the property is derecognized.

Investment Properties

Investment properties are properties held to earn rentals and/or for capital appreciation. Investment properties also include land held for a currently undetermined future use.

Investment properties are measured initially at cost, including transaction costs. Subsequent to initial recognition, investment properties are measured at cost less accumulated depreciation and accumulated impairment loss. Depreciation is recognized using the straight-line method.

For a transfer from the investment properties to property, plant and equipment, the deemed cost of the property, plant and equipment for subsequent accounting is its carrying amount at the commencement of owner-occupation.

For a transfer from the property, plant and equipment to investment properties, the deemed cost of the investment properties for subsequent accounting is its carrying amount at the end of owner-occupation.

For a contract where a land owner provides land for the construction of buildings by a property developer in exchange for a certain percentage of the buildings, any exchange gain or loss is recognized when the exchange transaction occurs if the exchange transaction has commercial substance.

On derecognition of the investment properties, the difference between the net disposal proceeds and the carrying amount of the asset is recognized in profit or loss in the period in which the property is derecognized.

Intangible Assets

Intangible assets with finite useful lives that are acquired separately are initially measured at cost and subsequently measured at cost less accumulated amortization and accumulated impairment loss. Amortization is recognized on a straight-line basis. The estimated useful life, residual value, and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis. The residual value of an intangible asset with a finite useful life shall be assumed to be zero unless the Company expects to dispose of the intangible asset before the end of its economic life.

Gains or losses arising from derecognition of an intangible asset, measured as the difference between the net disposal proceeds and the carrying amount of the asset, are recognized in profit or loss in the period in which the asset is derecognized.

Impairment of Property, Plant and Equipment, Right-of-use Assets, Intangible Assets and Incremental Costs of Obtaining Contracts

At the end of each reporting period, the Company reviews the carrying amounts of its property, plant and equipment, right-of-use assets and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. When it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Intangible assets not yet available for use are tested for impairment at least annually, and whenever there is an indication that the asset may be impaired.

Recoverable amount is the higher of fair value less costs to sell and value in use. If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount, with the resulting impairment loss recognized in profit or loss.

Impairment loss from the assets related to incremental cost of obtaining contracts is recognized to the extent that the carrying amount of the assets exceeds the remaining amount of consideration that the Company expects to receive in exchange for related goods or services less the costs which relate directly to providing those goods or services.

When an impairment loss is subsequently reversed, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, but only to the extent of the carrying amount that would have been determined had no impairment loss been recognized for the asset or cash-generating unit in prior years. A reversal of an impairment loss is recognized in profit or loss.

Financial Instruments

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the instruments.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

a.	Financial assets

All regular way purchases or sales of financial assets are recognized and derecognized on a trade date basis.

1)	Measurement category

a)	Financial assets at fair value through profit or loss (FVTPL)

Financial asset is classified as at FVTPL when the financial asset is mandatorily classified as at FVTPL. Financial assets mandatorily classified as at FVTPL include investments in equity instruments which are not designated as at fair value through other comprehensive income (FVOCI).

Financial assets at FVTPL are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss. The net gain or loss recognized in profit or loss does not incorporate any dividend earned on the financial asset. Fair value is determined in the manner described in Note 33.

b)	Financial assets at amortized cost

Financial assets that meet the following conditions are subsequently measured at amortized cost:

i.	The financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows; and

ii.	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Subsequent to initial recognition, financial assets at amortized cost are measured at amortized cost, which equals to gross carrying amount determined by the effective interest method less any impairment loss, except for short-term receivables as the effect of discounting is immaterial. Exchange differences are recognized in profit or loss.

Interest income is calculated by applying the effective interest rate to the gross carrying amount of such financial assets.

c)	Investments in equity instruments at FVOCI

On initial recognition, the Company may make an irrevocable election to designate investments in equity instruments as at FVOCI. Designation at FVOCI is not permitted if the equity investment is held for trading or if it is contingent consideration recognized by an acquirer in a business combination.

Investments in equity instruments at FVOCI are subsequently measured at fair value with gains and losses arising from changes in fair value recognized in other comprehensive income and accumulated in other equity. The cumulative gain or loss will not be reclassified to profit or loss on disposal of the equity investments. Instead, it will be transferred to retained earnings.

Dividends on these investments in equity instruments are recognized in profit or loss when the Company’s right to receive the dividends is established, unless the dividends clearly represent a recovery of part of the cost of the investment.

2)	Impairment of financial assets and contract assets

The Company recognizes a loss allowance for expected credit losses on financial assets at amortized cost (including accounts receivable) and contract assets.

The Company recognizes lifetime Expected Credit Loss (ECL) for accounts receivable and contract assets. For all other financial instruments, the Company recognizes lifetime ECL when there has been a significant increase in credit risk since initial recognition. If, on the other hand, the credit risk on the financial instrument has not increased significantly since initial recognition, the Company measures the loss allowance for that financial instrument at an amount equal to 12-month ECL.

Expected credit losses reflect the weighted average of credit losses with the respective risks of a default occurring as the weights. Lifetime ECL represents the expected credit losses that will result from all possible default events over the expected life of a financial instrument. In contrast, 12-month ECL represents the portion of ECL that is expected to result from default events on a financial instrument that are possible within 12 months after the reporting date.

The Company recognizes an impairment loss for all financial instruments with a corresponding adjustment to their carrying amount through a loss allowance account.

3)	Derecognition of financial assets

The Company derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity.

On derecognition of a financial asset measured at amortized cost in its entirety, the difference between the asset’s carrying amount and the sum of the consideration received and receivable is recognized in profit or loss.

On derecognition of investments in equity instruments at FVOCI in its entirety, the cumulative gain or loss is directly transferred to retained earnings, and it is not reclassified to profit or loss.

b.	Financial liabilities

1)	Subsequent measurement

Except for financial liabilities at FVTPL, all the financial liabilities are subsequently measured at amortized cost using the effective interest method.

2)	Derecognition of financial liabilities

The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable, including any non-cash assets transferred or liabilities assumed, is recognized in profit or loss.

c.	Derivative financial instruments

The Company enters into derivative financial instruments to manage its exposure to foreign exchange rate risks, including forward exchange contracts.

Derivatives are initially measured at fair value at the date the derivative contracts are entered into and are subsequently remeasured to their fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship. When the fair value of derivative financial instruments is positive, the derivative is recognized as a financial asset; when the fair value of derivative financial instruments is negative, the derivative is recognized as a financial liability.

Hedge Accounting

The Company designates some derivatives instruments as cash flow hedges. Hedges of foreign exchange risk on firm commitments are accounted for as cash flow hedges.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss.

The associated gains or losses that were recognized in other comprehensive income are reclassified from equity to profit or loss as a reclassification adjustment in the line item relating to the hedged item in the same period when the hedged item affects profit or loss. If a hedge of a forecast transaction subsequently results in the recognition of a non-financial asset or a non-financial liability, the associated gains and losses that were recognized in other comprehensive income are removed from equity and are included in the initial cost of the non-financial asset or non-financial liability.

The Company discontinues hedge accounting only when the hedging relationship ceases to meet the qualifying criteria; for instance, when the hedging instrument expires or is sold, terminated or exercised. The cumulative gain or loss on the hedging instrument that has been previously recognized in other comprehensive income from the period when the hedge was effective remains separately in equity until the forecast transaction occurs. When a forecast transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in profit or loss.

Provisions

Provisions are measured at the best estimate of the expenditure required to settle the Company’s obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. The provisions for warranties claims are made by management according to the sales agreements which represent the management’s best estimate of the future outflow of economic benefits. The provisions of warranties claims are recognized as operating cost in the period in which the goods are sold. The provision for onerous contracts represents the present obligation resulting from the measurement for the unavoidable costs of meeting the Company’s contractual obligations exceed the economic benefits expected to be received from the contracts.

Revenue Recognition

The Company identifies the performance obligations in the contract with the customers, allocates transaction price to each performance obligation and recognizes revenue when performance obligations are satisfied.

Sales of products are recognized as revenue when the Company delivers products and the customer accepts and controls the product. Except for the consumer electronic products such as mobile devices sold in channel stores which are usually in cash sale, the Company recognizes revenues for sale of other electronic devices and corresponding trade notes and accounts receivable.

Usage revenues from fixed-line services (including local, domestic long distance and international long distance telephone services), mobile services, internet and data services, and interconnection and call transfer fees from other telecommunications companies and carriers are billed in arrears and are recognized based upon seconds or minutes of traffic processed when the services are provided in accordance with contract terms. The usage revenues and corresponding trade notes and accounts receivable are recognized monthly.

Other revenues are recognized as follows: (a) one-time subscriber connection fees (on fixed-line services) are first recognized as contract liabilities and revenues are recognized subsequently over the average expected customer service periods, (b) monthly fees (on fixed-line services, mobile, internet and data services) and related receivables are accrued monthly, and (c) prepaid services (fixed-line, mobile, internet and data services) are recognized as contract liabilities upon collection considerations from customers and are recognized as revenues subsequently based upon actual usage by customers.

Where the Company enters into transactions which involve both the provision of telecommunications service bundled with products such as handsets, total consideration received from products and telecommunications service in these arrangements are allocated based on their relative stand-alone selling price. The amount of sales revenue recognized for products is not limited to the amount paid by the customer for the products. When the amount of sales revenue recognized for products exceeded the amount paid by the customer for the products, the difference is recognized as contract assets. Contract assets are reclassified to accounts receivable when the amounts become collectible from customers subsequently. When the amount of sales revenue recognized for products was less than the amount paid by the customer for the products, the difference is recognized as contract liabilities and revenues are recognized subsequently when the telecommunications service are provided.

For project business contracts, if a substantial part of the Company’s promise to customers is to manage and coordinate the various tasks and assume the risks of those tasks to ensure the individual goods or services are incorporated into the combined output, they are treated as a single performance obligation since the Company provides a significant integration service. The Company recognizes revenues and corresponding accounts receivable when the project business contract is completed and accepted by customers.

For service contracts such as maintenance and warranties, customers simultaneously receive and consume the benefits provided by the Company; thus revenues and corresponding accounts receivable of service contracts are recognized over the related service period.

When another party is involved in providing goods or services to a customer, the Company is acting as a principal if it controls the specified good or service before that good or service is transferred to a customer; otherwise, the Company is acting as an agent. When the Company is acting as a principal, gross inflow of economic benefits arising from transactions is recognized as revenue. When the Company is acting as an agent, revenue is recognized as its share of transaction.

Incremental Costs of Obtaining Contracts

Commissions and equipment subsidy related to telecommunications service as a result of obtaining contracts are recognized as an asset under the incremental costs of obtaining contracts to the extent the costs are expected to be recovered, and are amortized over the contract period. However, the Company elects not to capitalize the incremental costs of obtaining contracts if the amortization period of the assets that the Company otherwise would have recognized is expected to be one year or less.

Leasing

At inception of a contract, the Company assesses whether the contract is, or contains, a lease.

a.	The Company as lessor

Rental income from operating leases is recognized on a straight-line basis over the term of the relevant lease.

b.	The Company as lessee

The Company recognizes right-of-use assets and lease liabilities for all leases at the commencement date of a lease, except for lease payments for low-value assets are recognized as expenses on a straight-line basis over the lease terms accounted for applying recognition exemption.

Right-of-use assets are initially measured at cost, which comprises the initial measurement of lease liabilities and for lease payments made at or before the commencement date. Right-of-use assets are subsequently measured at cost less accumulated depreciation and accumulated impairment losses and adjusted for any remeasurement of the lease liabilities. Right-of-use assets are presented separately on the balance sheets.

Right-of-use assets are depreciated using the straight-line basis from the commencement dates to the earlier of the end of the useful lives of the right-of-use assets or the end of the lease terms.

Lease liabilities were initially measured at the present value of the lease payments, which comprise fixed payments, in-substance fixed payments, variable lease payments which depend on an index or a rate. The lease payments are discounted using the interest rate implicit in a lease, if that rate can be readily determined. If such rate cannot be readily determined, the lessee’s incremental borrowing rate is used.

Lease liabilities are subsequently measured at amortized cost using the effective interest method, with interest expense recognized over the lease terms. When there is a change in a lease term, a change in future lease payments resulting from a change in an index or a rate used to determine those payments, the Company remeasures the lease liabilities with a corresponding adjustment to the right-of-use-assets. However, if the carrying amount of the right-of-use assets is reduced to zero, any remaining amount of the remeasurement is recognized in profit or loss. The Company accounts for the remeasurement of the lease liability as a result of the decrease of lease scope by decreasing the carrying amount of the right-of-use assets and recognizes in profit or loss any gain or loss on the partial or full termination of the lease. Lease liabilities are presented separately on the balance sheets.

Variable lease payments not depending on an index or a rate are recognized as expenses in the periods in which they are incurred.

Borrowing Costs

All borrowing costs are recognized in profit or loss in the period in which they are incurred.

Government Grants

Government grants are not recognized until there is reasonable assurance that the Company will comply with the conditions attached to government grants and that the grants will be received.

Government grants related to income are recognized in profit or loss on a systematic basis over the periods in which the Company recognizes expenses of the related costs for which the grants are intended to compensate. Specifically, government grants whose primary condition is that the Company should construct noncurrent assets are recognized as deferred revenue and transferred to profit or loss on a systematic and rational basis over the useful lives of the related assets.

Employee Benefits

a.	Short-term employee benefits

Liabilities recognized in respect of short-term employee benefits are measured at the undiscounted amount of the benefits expected to be paid in exchange for the related service.

b.	Retirement benefits

Payments to defined contribution retirement benefit plans are recognized as an expense when employees have rendered service entitling them to the contributions.

Defined benefit costs (including service cost, net interest and remeasurement) under the defined benefit retirement benefit plans are determined using the projected unit credit method. Service cost (including current service cost and gains or losses on settlements) and net interest on the net defined benefit liability (asset) are recognized as employee benefits expense in the period they occur. Remeasurement, comprising (a) actuarial gains and losses; and (b) the return on plan assets, excluding amounts included in net interest on the net defined benefit liability (asset), is recognized in other comprehensive income in the period in which they occur. Remeasurement recognized in other comprehensive income is reflected immediately in retained earnings and will not be reclassified to profit or loss.

Net defined benefit liability (asset) represents the actual deficit (surplus) in the Company’s defined benefit plan. Any surplus resulting from this calculation is limited to the present value of any refunds from the plans or reductions in future contributions to the plans.

c.	Other long-term employee benefits

Other long-term employee benefits are accounted for in the same way as the accounting required for defined benefit plan except that remeasurement is recognized in profit or loss.

Income Tax

Income tax expense represents the sum of the tax currently payable and deferred tax.

a.	Current tax

According to the Income Tax Act in the ROC, an additional tax of unappropriated earnings is provided for in the year the stockholders approve to retain the earnings.

Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

b.	Deferred tax

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the Company’s financial statements and the corresponding tax bases used in the computation of taxable profit.

Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences and unused tax credits from purchases of machinery, equipment and technology and research, development expenditures, etc. to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries, associates and joint ventures, except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and such temporary differences are expected to reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered. A previously unrecognized deferred tax asset is also reviewed at the end of each reporting period and recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax assets and liabilities reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

c.	Current and deferred tax

Current and deferred tax are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income, in which case, the current and deferred tax are also recognized in other comprehensive income.

Where current tax or deferred tax arises from the initial accounting for the acquisition of a subsidiary, the tax effect is included in the accounting for the investments in a subsidiary.

4.	CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY AND ASSUMPTION

In the application of the Company’s accounting policies, the management is required to make judgments, estimates and assumptions which are based on historical experience and other factors that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed by the management on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

a.	Critical accounting judgments

Revenue recognition

The Company’s project agreements are mainly to provide one or more customized equipment or services to customers. In order to fulfill the agreements, another party may be involved in some agreements. The Company considers the following factors to determine whether the Company is a principal of the transaction: whether the Company is the primary obligation provider of the agreements, its exposures to inventory risks and the discretion in establishing prices, etc. The determination of whether the Company is a principal or an agent will affect the amount of revenue recognized by the Company. Only when the Company is acting as a principal, gross inflows of economic benefits arising from transactions is recognized as revenue.

Control over subsidiaries

As discussed in Note 13, some entities are subsidiaries of the Company although the Company only owns less than 50% ownership interests in these entities. After considering the Company’s absolute size of holding in the entity and the relative size of and the dispersion of shares owned by the other stockholders, and the contractual arrangements between the Company and other investors, potential voting interests and the written agreement between stockholders, the management concluded that the Company has a sufficiently dominant voting interest to direct the relevant activities of the entity and therefore the Company has control over these entities.

b.	Key sources of estimation uncertainty and assumption

The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period. Actual results may differ from these estimates.

1)	Impairment of trade notes and accounts receivable

The provision for impairment of trade notes and accounts receivable is based on assumptions about risk of default and expected loss rates. The Company uses judgment in making these assumptions and in selecting the inputs to the impairment calculation, based on the Company’s past experience, current market conditions as well as forward looking information at the end of each reporting period. For details of the key assumptions and inputs used, see Note 9. Where the actual future cash flows are less than expected, a material impairment loss may arise.

2)	Fair value measurements and valuation processes

For the assets and liabilities measured at fair value without quoted prices in active markets, the Company’s management determines the appropriate valuation techniques for the fair value measurements and whether to engage third party qualified appraisers based on the related regulations and professional judgments.

Information about the valuation techniques and inputs used in determining the fair value of various assets and liabilities was disclosed in Note 33. If the actual changes of inputs in the future differ from expectation, the fair value may vary accordingly. The Company updates inputs periodically to monitor the appropriateness of the fair value measurement.

3)	Provision for inventory valuation and obsolescence

Inventories are stated at the lower of cost or net realizable value. Net realizable value is calculated as the estimated selling price less the estimated selling costs. Comparison of net realizable value and cost is determined on an item by item basis, except for those similar items which could be categorized into the same groups. The Company uses the inventory holding period and turnover as the evaluation basis for inventory obsolescence losses.

4)	Impairment of property, plant and equipment, right-of-use assets and intangible assets

When an indication of impairment is assessed with objective evidence, the Company considers whether the recoverable amount of an asset is less than its carrying amount and recognizes the impairment loss based on difference between the recoverable amount and its carrying amount. The estimate of recoverable amount would impact on the timing and the amount of impairment loss recognition.

5)	Useful lives of property, plant and equipment

As discussed in Note 3, “Summary of Significant Accounting Policies - Property, Plant and Equipment”, the Company reviews estimated useful lives of property, plant and equipment at the end of each year.

6)	Recognition and measurement of defined benefit plans

Net defined benefit liabilities (assets) and the resulting pension expense under defined benefit pension plans are calculated using the Projected Unit Credit Method. Actuarial assumptions comprise the discount rate, employee turnover rate, average future salary increase and etc. Changes in economic circumstances and market conditions will affect these assumptions and may have a material impact on the amount of the expense and the liability.

7)	Lessees’ incremental borrowing rates

In determining a lessee’s incremental borrowing rate used in discounting lease payments, a risk-free rate for relevant duration and the same currency is selected as a reference rate. The lessee’s credit spread adjustments and lease specific adjustments are also taken into account.

5.	APPLICATION OF NEW AND REVISED STANDARDS AND INTERPRETATIONS

a.

Initial application of the amendments to the International Financial Reporting Standards (IFRS), International Accounting Standards (IAS), International Financial Reporting Interpretations Committee Interpretations (IFRIC) and SIC Interpretations (SIC) endorsed and issued into effect by the Financial Supervisory Commission (FSC).

The initial application of the amendments to the IFRS, IAS, IFRIC and SIC issued by the International Accounting Standards Board and endorsed and issued into effect by the FSC (collectively, the “Taiwan-IFRSs”) does not have material impacts on the Company’s financial statements.

b.	Amendments to IFRSs endorsed by the FSC for application starting from January 1, 2021

New, Revised or Amended Standards and Interpretations		Effective Date Issued by IASB

Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16	Interest Rate Benchmark Reform - phase 2	January 1, 2021

The application of the above new, revised or amended standards and interpretations will not have material impact on the Company’s financial statements.

c.	IFRSs issued by the IASB but not yet endorsed and issued into effect by the FSC

New, Revised or Amended Standards and Interpretations		Effective Date Announced by IASB (Note 1)

Amendments to IFRSs	Annual Improvements to IFRS Standards 2018-2020	January 1, 2022 (Note 2)
Amendments to IFRS 3	Reference to the Conceptual Framework	January 1, 2022 (Note 3)
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between An Investor and Its Associate or Joint Venture	To be determined by IASB
Amendments to IAS 1	Classification of liabilities as current or noncurrent	January 1, 2023
Amendments to IAS 16	Property, Plant and Equipment - Proceeds before Intended Use	January 1, 2022 (Note 4)
Amendments to IAS 37	Onerous Contracts - Cost of Fulfilling a Contract	January 1, 2022 (Note 5)

Note 1:	Unless stated otherwise, the above new IFRSs are effective for annual periods beginning on or after their respective effective dates.

Note 2:	The amendments to IFRS 9 are applied prospectively to financial liabilities that are exchanged or modified on or after the annual reporting periods beginning on or after January 1, 2022.

Note 3:	The amendments are applicable to business combinations for which the acquisition date is on or after the annual reporting period beginning on or after January 1, 2022.

Note 4:	The amendments are applicable to property, plant and equipment that are brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after January 1, 2021.

Note 5:	The amendments are applicable to contracts for which the entity has not yet fulfilled all its obligations on January 1, 2022.

As of the date the financial statements were authorized for issue, the Company is continuously assessing the possible impact that the application of above standards and interpretations will have on the Company’s financial position and operating result and will disclose the relevant impact when the assessment is completed.

6.	CASH AND CASH EQUIVALENTS

	December 31
	2020	2019

Cash
Cash on hand	$125,611	$137,811
Bank deposits	4,463,396	4,114,398

	4,589,007	4,252,209

(Continued)

	December 31
	2020	2019

Cash equivalents (investments with maturities of less than three months)
Commercial paper	$12,899,702	$19,129,503
Negotiable certificates of deposit	2,600,000	1,700,000
Triple stimulus vouchers	1,344	—

	15,501,046	20,829,503

	$20,090,053	$25,081,712

(Concluded)

The annual yield rates of bank deposits, commercial paper and negotiable certificates of deposit were as follows:

December 31
	2020	2019

Bank deposits	0.00%-0.05%	0.00%-0.33%
Commercial paper	0.14%-0.26%	0.48%-0.54%
Negotiable certificates of deposit	0.24%-0.30%	0.58%-0.60%

7.	FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31
	2020	2019

Financial assets - current

Mandatorily measured at FVTPL
Derivatives (not designated for hedge)
Forward exchange contracts	$2,271	$—

Financial assets - noncurrent

Mandatorily measured at FVTPL
Non-derivatives
Non-listed stocks - domestic	$441,095	$510,801
Non-listed stocks - foreign	236,107	267,304

	$677,202	$778,105

Financial liabilities - current

Held for trading
Derivatives (not designated for hedge)
Forward exchange contracts	$—	$228

The Company increased its investment in Taiwania Capital Buffalo Fund Co., Ltd. proportionally for 300,000 thousand in October 2019 and the Company’s ownership interest in Taiwania Capital Buffalo Fund Co., Ltd. remained at 12.90%.

Outstanding forward exchange contracts not designated for hedge as of balance sheet dates were as follows:

	Currency	Maturity Period	Contract Amount (In Thousands)

December 31, 2020

Forward exchange contracts - buy	NT$/EUR	2021.03	NT$50,435 / EUR1,500
Forward exchange contracts - sell	US$/NT$	2021.02	US$13,000 / NT$365,375

December 31, 2019

Forward exchange contracts - buy	NT$/EUR	2020.03	NT$50,910 / EUR1,500

The Company entered into the above forward exchange contracts to manage its exposure to foreign currency risk due to fluctuations in exchange rates. However, the aforementioned derivatives did not meet the criteria for hedge accounting.

8.	FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME - NONCURRENT

	December 31
	2020	2019

Domestic investments
Listed stocks	$2,610,501	$2,388,416
Non-listed stocks	4,185,924	4,410,578
Foreign investments
Non-listed stocks	107,254	124,321

	$6,903,679	$6,923,315

The Company holds the above foreign and domestic stocks for medium to long-term strategic purposes and expects to profit from long-term investment. Accordingly, the management elected to designate these investments in equity instruments at FVOCI as they believe that recognizing short-term fair value fluctuations of these investments in profit or loss is not consistent with the Company’s strategy of holding these investments for long-term purposes.

The Company disposed a portion of its investment in China Airlines, Ltd. at fair value of $567,797 thousand in December 2020. As of December 31, 2020, the settlement of funds/securities amounting to $270,321 thousand had not been completed. The related unrealized gain on investments in equity instruments at fair value through other comprehensive income of $16,686 thousand was transferred from other equity to retained earnings upon the aforementioned disposal.

The Company recognized dividend income of $240,821 thousand and $292,450 thousand for the years ended December 31, 2020 and 2019, respectively, from the investments still held on December 31, 2020 and 2019.

9.	TRADE NOTES AND ACCOUNTS RECEIVABLE, NET

	December 31
	2020	2019

Trade notes and accounts receivable	$21,671,359	$25,778,712
Less: Loss allowance	(2,116,716)	(2,300,651)

	$19,554,643	$23,478,061

The main credit terms range from 30 to 90 days.

The Company serves a large consumer base for telecommunications business; therefore, the concentration of credit risk is limited. When having transactions with customers, the Company considers the record of arrears in the past. In addition, the Company may also collect some telecommunication charges in advance to reduce the payment arrears in subsequent periods.

The Company adopted a policy of dealing with counterparties with certain credit ratings for project business and to obtain collateral where necessary to mitigate the risk of loss arising from defaults. Credit rating information is provided by independent rating agencies where available and, if such credit rating information is not available, the Company uses other publicly available financial information and its own historical transaction experience to rate its major customers. The Company continues to monitor the credit exposure and credit ratings of its counterparties and spread the credit risk amongst qualified counterparties.

In order to mitigate credit risk, the management of the Company has delegated a team responsible for determining credit limits, credit approvals and other monitoring procedures to ensure the recoverability of receivables. In addition, the Company reviews the recoverable amount of receivables at balance sheet dates to ensure that adequate allowance is provided for possible irrecoverable amounts. In this regard, the management believes the Company’s credit risk could be reasonably reduced.

The Company applies the simplified approach to providing for expected credit losses prescribed by IFRS 9, which permits the use of lifetime expected loss provision for receivables. The expected credit losses on receivables are estimated using a provision matrix by reference to past default experience of the customers and an analysis of the customers’ current financial positions, as well as the forward-looking indicators such as macroeconomic business indicator.

When there is evidence indicating that the counterparty is in evasion, bankruptcy, deregistration of its company or the accounts receivable are over two years past due and the recoverable amount cannot be reasonable estimated, the Company writes off the trade notes and accounts receivable. For accounts receivable that have been written off, the Company continues to engage in enforcement activity to attempt to recover the receivables due. Where recoveries are made, these are recognized in profit or loss.

The Company’s provision matrix arising from telecommunications business and project business is disclosed below.

December 31, 2020

	Not Past Due	Past Due Less than 30 Days	Pass Due 31 to 60 Days	Pass Due 61 to 90 Days	Pass Due 91 to 120 Days	Pass Due 121 to 180 Days	Pass Due over 180 Days	Total

Telecommunications business

Expected credit loss rate (Note a)	0%-2%	2%-24%	3%-68%	11%-83%	28%-90%	52%-96%	100%
Gross carrying amount	$15,839,132	$203,949	$50,897	$31,263	$29,872	$25,351	$625,591	$16,806,055
Loss allowance (lifetime ECL)	(56,249)	(20,880)	(23,483)	(24,859)	(24,319)	(21,665)	(625,591)	(797,046)

Amortized cost	$15,782,883	$183,069	$27,414	$6,404	$5,553	$3,686	$—	$16,009,009

Project business

Expected credit loss rate (Note b)	0%-5%	5%	10%	30%	50%	80%	100%
Gross carrying amount	$3,472,738	$64,372	$26,810	$8,963	$2,163	$2,691	$1,287,567	$4,865,304
Loss allowance (lifetime ECL)	(20,060)	(3,219)	(2,772)	(2,760)	(1,132)	(2,160)	(1,287,567)	(1,319,670)

Amortized cost	$3,452,678	$61,153	$24,038	$6,203	$1,031	$531	$—	$3,545,634

December 31, 2019

	Not Past Due	Past Due Less than 30 Days	Pass Due 31 to 60 Days	Pass Due 61 to 90 Days	Pass Due 91 to 120 Days	Pass Due 121 to 180 Days	Pass Due over 180 Days	Total

Telecommunications business

Expected credit loss rate (Note a)	0%- 2%	0%-25%	0%-68%	0%-83%	11%-90%	17%-96%	100%
Gross carrying amount	$19,020,326	$267,902	$74,775	$46,782	$40,771	$28,021	$600,985	$20,079,562
Loss allowance (lifetime ECL)	(55,903)	(25,517)	(27,630)	(34,624)	(26,281)	(27,366)	(600,985)	(798,306)

Amortized cost	$18,964,423	$242,385	$47,145	$12,158	$14,490	$655	$—	$19,281,256

Project business

Expected credit loss rate (Note b)	0%-5%	5%	10%	30%	50%	80%	100%
Gross carrying amount	$4,053,681	$78,147	$52,227	$29,527	$12,688	$1,040	$1,471,840	$5,699,150
Loss allowance (lifetime ECL)	(2,637)	(4,892)	(5,223)	(10,577)	(6,344)	(832)	(1,471,840)	(1,502,345)

Amortized cost	$4,051,044	$73,255	$47,004	$18,950	$6,344	$208	$—	$4,196,805

Note a:	Please refer to Notes 27 and 39 for the information of disaggregation of telecommunications service revenue. The expected credit loss rate applicable to different business revenue varies so as to reflect the risk level indicating by factors like historical experience.

Note b:	The project business has different loss types according to the customer types. The expected credit loss rate listed above is for general customers. When the customer is a government-affiliated entity, it is anticipated that there will not be an instance of credit loss. Customers with past history of bounced checks or accounts receivable exceeding six months overdue are classified as high-risk customers, with an expected credit loss rate of 50%, increasing by period as the days overdue increase.

Movements of loss allowance for trade notes and accounts receivable were as follows:

	Year Ended December 31
	2020	2019
Beginning balance	$2,300,651	$2,544,687
Add: Provision for (reversal of) credit loss	49,108	(57,088)
Less: Amounts written off	(233,043)	(186,948)

Ending balance	$2,116,716	$2,300,651

10.	INVENTORIES

	December 31
	2020	2019
Merchandise	$1,696,390	$1,722,201
Project in process	5,350,296	10,769,527

	$7,046,686	$12,491,728

The operating costs related to inventories were $31,946,042 thousand (including the valuation loss on inventories of $1,124,350 thousand) and $25,510,905 thousand (including the valuation loss on inventories of $475,024 thousand) for the years ended December 31, 2020 and 2019, respectively.

11.	PREPAYMENTS

	December 31
	2020	2019
Prepaid rents	$1,655,679	$1,934,752
Others	1,189,021	883,212

	$2,844,700	$2,817,964

Current
Prepaid rents	$502,957	$553,134
Others	1,189,021	883,212

	$1,691,978	$1,436,346

Noncurrent
Prepaid rents	$1,152,722	$1,381,618

Prepaid rents comprised the prepayments from the lease agreements applying the recognition exemption and the prepayments for leases that do not meet the definition of leases under IFRS 16.

12.	OTHER CURRENT MONETARY ASSETS

	December 31
	2020	2019
Receivable of receipts under custody	$684,841	$558,657
Time deposits and negotiable certificates of deposit with maturities of more than three months	11,803	1,600,000
Others	584,749	707,402

	$1,281,393	$2,866,059

The annual yield rates of time deposits and negotiable certificates of deposit with maturities of more than three months at the balance sheet dates were as follows:

	December 31
	2020	2019
Time deposits and negotiable certificates of deposit with maturities of more than three months	0.37%-1.07%	0.63%

13.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	December 31
	2020	2019
Investments in subsidiaries	$14,958,164	$14,460,961
Investments in associates	5,369,848	5,859,161
Investments in joint venture	10,200	—

	$20,338,212	$20,320,122

a.	Investments in subsidiaries

Investments in subsidiaries were as follows:

	Carrying Amount
	December 31
	2020	2019
Listed
Senao International Co., Ltd. (“SENAO”)	$294,281	$456,545
CHIEF Telecom Inc. (“CHIEF”)	1,785,968	1,729,189
Non-listed
Light Era Development Co., Ltd. (“LED”)	3,853,234	3,850,095
Chunghwa Investment Co., Ltd. (“CHI”)	3,017,569	3,130,389
Donghwa Telecom Co., Ltd. (“DHT”)	1,486,252	1,627,491
Chunghwa Telecom Singapore Pte., Ltd. (“CHTS”)	1,013,529	935,228
Chunghwa System Integration Co., Ltd. (“CHSI”)	725,213	717,883
International Integrated Systems, Inc. (“IISI”)	593,049	—
Honghwa International Co., Ltd. (“HHI”)	487,904	411,291

(Continued)

	Carrying Amount
	December 31
	2020	2019
Chunghwa Telecom Global, Inc. (“CHTG”)	$402,623	$347,380
CHT Security Co., Ltd. (“CHTSC”)	329,943	306,851
CHYP Multimedia Marketing & Communications Co., Ltd. (“CHYP”)	194,399	190,972
Prime Asia Investments Group Ltd. (B.V.I.) (“Prime Asia”)	163,121	182,989
Spring House Entertainment Tech. Inc. (“SHE”)	126,947	110,357
Chunghwa Leading Photonics Tech. Co., Ltd. (“CLPT”)	123,967	111,680
Chunghwa Telecom (Thailand) Co., Ltd. (“CHTT”)	110,163	114,231
Chunghwa Telecom Vietnam Co., Ltd. (“CHTV”)	90,887	98,221
Chunghwa Telecom Japan Co., Ltd. (“CHTJ”)	90,099	76,567
Smartfun Digital Co., Ltd. (“SFD”)	74,055	73,688
Chunghwa Sochamp Technology Inc. (“CHST”)	(5,039)	(10,086)

	$14,958,164	$14,460,961

(Concluded)

The percentages of ownership and voting rights in subsidiaries held by the Company as of balance sheet dates were as follows:

	% of Ownership and Voting Right
	December 31
	2020	2019
Senao International Co., Ltd. (“SENAO”)	28	28
CHIEF Telecom Inc. (“CHIEF”)	56	57
Light Era Development Co., Ltd. (“LED”)	100	100
Chunghwa Investment Co., Ltd. (“CHI”)	89	89
Donghwa Telecom Co., Ltd. (“DHT”)	100	100
Chunghwa Telecom Singapore Pte., Ltd. (“CHTS”)	100	100
Chunghwa System Integration Co., Ltd. (“CHSI”)	100	100
International Integrated Systems, Inc. (“IISI”)	51	—
Honghwa International Co., Ltd. (“HHI”)	100	100
Chunghwa Telecom Global, Inc. (“CHTG”)	100	100
CHT Security Co., Ltd. (“CHTSC”)	80	80
CHYP Multimedia Marketing & Communications Co., Ltd. (“CHYP”)	100	100
Prime Asia Investments Group Ltd. (B.V.I.) (“Prime Asia”)	100	100
Spring House Entertainment Tech. Inc. (“SHE”)	56	56
Chunghwa Leading Photonics Tech. Co., Ltd. (“CLPT”)	75	75
Chunghwa Telecom (Thailand) Co., Ltd. (“CHTT”)	100	100
Chunghwa Telecom Vietnam Co., Ltd. (“CHTV”)	100	100
Chunghwa Telecom Japan Co., Ltd. (“CHTJ”)	100	100
Smartfun Digital Co., Ltd. (“SFD”)	65	65
Chunghwa Sochamp Technology Inc. (“CHST”)	51	51

The Company continues to control six out of eleven seats of the Board of Directors of SENAO through the support of large beneficial stockholders. As a result, the Company treated SENAO as a subsidiary.

CHIEF issued new shares in March 2019, November 2019, March 2020 and December 2020 as its employees exercised options. Therefore, the Company’s ownership interest in CHIEF decreased to 56.76% and 56.13% as of December 31, 2019 and 2020, respectively.

SHE reduced 19.72% of its capital to offset accumulated deficits in December 2019 and the Company’s ownership interest in SHE remained the same.

The Company increased its investment in CHTT proportionally in October 2019 and the Company’s ownership interest in CHTT remained the same.

In order to develop and cultivate the enterprise customer market, the Company obtained 20.38% ownership interest in IISI in July 2020. The Company’s ownership interest in IISI increased to 51.54% by considering the previously held ownership interest in IISI. The Company obtained over half of the seats of the Board of Directors of IISI; therefore, the Company gained control over IISI and treated it as a subsidiary. IISI issued new shares in September 2020 as its employees exercised options; therefore, the Company’s ownership interest in IISI decreased to 51.20% as of December 31, 2020.

For the details of the subsidiaries indirectly held by the Company, please refer to Note 38.

The Company’s share of profit (loss) and other comprehensive income (loss) of the subsidiaries was recognized based on the audited financial statements.

b.	Investments in associates

Investments in associates were as follows:

	Carrying Amount
	December 31
	2020	2019
Material associate
Next Commercial Bank Co., Ltd. (“NCB”) (Note)	$3,776,876	$4,074,168

Associates that are not individually material
Listed
KingwayTek Technology Co., Ltd. (“KWT”)	249,044	253,021
Non-listed
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	363,522	316,535
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	330,031	272,166
So-net Entertainment Taiwan Limited (“So-net”)	226,647	189,396
Chunghwa PChome Fund I Co., Ltd. (“CPFI”)	192,856	194,081
KKBOX Taiwan Co., Ltd. (“KKBOXTW”)	163,809	150,789
Taiwan International Ports Logistics Corporation (“TIPL”)	55,925	50,979
Cornerstone Ventures Co., Ltd. (“CVC”)	6,058	5,507
Alliance Digital Tech Co., Ltd. (“ADT”)	5,080	5,080
International Integrated System, Inc. (“IISI”)	—	340,240
UUPON Inc. (“UUPON”)	—	7,199

	1,592,972	1,784,993

	$5,369,848	$5,859,161

The percentages of ownership interests and voting rights in associates held by the Company as of balance sheet dates were as follows:

	% of Ownership Interests and Voting Rights
	December 31
	2020	2019
Material associate
Next Commercial Bank Co., Ltd. (“NCB”) (Note)	42	42
Associates that are not individually material
Listed
KingwayTek Technology Co., Ltd. (“KWT”)	23	23
Non-listed
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	30	30
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	40	40
So-net Entertainment Taiwan Limited (“So-net”)	30	30
Chunghwa PChome Fund I Co., Ltd. (“CPFI”)	50	50
KKBOX Taiwan Co., Ltd. (“KKBOXTW”)	30	30
Taiwan International Ports Logistics Corporation (“TIPL”)	27	27
Cornerstone Ventures Co., Ltd. (“CVC”)	49	49
Alliance Digital Tech Co., Ltd. (“ADT”)	14	14
International Integrated System, Inc. (“IISI”)	—	31
UUPON Inc. (“UUPON”)	—	15

Note: NCB was a preparatory office on December 31, 2019.

Summarized financial information of NCB was set out below:

	December 31
	2020	2019
Assets	$9,906,945	$10,451,925
Liabilities	(788,813)	(728,374)

Equity	$9,118,132	$9,723,551

The percentage of ownership interest held by the Company	41.90%	41.90%
Equity attributable to the Company	$3,820,497	$4,074,168
Unrealized gain or loss from downstream transactions	(43,621)	—

The carrying amount of investment	$3,776,876	$4,074,168

	Year Ended December 31, 2020	Period from the Beginning of Preparation to December 31, 2019
Revenues	$—	$—

Net loss for the period	$(605,419)	$(276,449)
Other comprehensive income	—	—

Total comprehensive loss for the period	$(605,419)	$(276,449)

Except for NCB, no associate is considered individually material to the Company. Summarized financial information of associates that are not individually material to the Company was as follows:

	Year Ended December 31
	2020	2019
The Company’s share of profits	$309,305	$320,726
The Company’s share of other comprehensive loss	(5,524)	(1,201)

The Company’s share of total comprehensive income	$303,781	$319,525

The Level 1 fair values of associate based on the closing market prices as of the balance sheet date was as follows:

	December 31
	2020	2019
KWT	$675,911	$872,729

The participation of establishing NCB was approved by the Company’s Board of Directors in January 2019. The establishment of NCB was approved by the FSC in July 2019 and the incorporation of NCB was approved by the Ministry of Economic Affairs Department of Commerce in January 2020. The Company prepaid investment funds to NCB in February and November 2019 amounting to $4,190,000 thousand, for ownership interest of 41.90%. Although the Company is the single largest stockholder of NCB, it only obtained six out of fifteen seats of the Board of Directors of NCB. In addition, the management considered the size of ownership interest and the dispersion of shares owned by the other stockholders, other holdings are not extremely dispersed. The Company is not able to direct its relevant activities. Therefore, the Company does not have control over NCB and merely has significant influence over NCB and treats it as an associate. NCB mainly engages in online banking business in Taiwan.

The Company disposed some shares of KWT in April 2019 before KWT traded its shares on the General Stock Market of the Taipei Exchange according to the local requirements and recognized gain on disposal of $30,152 thousand. In addition, the Company did not participate in the capital increase of KWT in May 2019 and KWT repurchased its stock from December 2019 to February 2020. Therefore, the Company’s ownership interest in KWT changed to 22.52% and 22.72% as of December 31, 2019 and 2020, respectively.

IISI issued new shares in March, September 2019 and April 2020, as its employees exercised options; therefore, the Company’s ownership interest in IISI decreased to 31.47% and 31.16% as of December 31, 2019 and June 30, 2020, respectively. The additional investment of 20.58% ownership interest in IISI was approved by Chunghwa’s Board of Directors in January 2020 and the equity transaction was completed in July 2020. As the business combination was achieved in stages, the Company remeasured the previously held equity interest of IISI and recognized gain on disposal of $1,412 thousand on July 1, 2020 (“acquisition date”). The Company treated IISI as a subsidiary rather than an associate starting from the acquisition date. For the related disclosures for the acquisition transaction, please refer to Note 13(c) of the Company’s consolidated financial statements for the year ended December 31, 2020.

UUPON reduced 95.44% of its capital to offset accumulated deficits in September 2020 and the Company did not participate in the capital increase of UUPON in October 2020. Therefore, the Company’s ownership interest in UUPON decreased to 3.71% and lost its significant influence over UUPON. Hence, the Company discontinued to treat UUPON as an associate. Instead, the Company treated it as a financial asset at fair value through other comprehensive income and recognized gain on disposal of $11,986 thousand.

The aforementioned gains on disposal were included under “other gains and losses” in the statements of comprehensive income.

The Company invested and obtained 50% equity shares of CPFI. However, as the Company has only two out of five seats of the Board of Directors of CPFI and has no control but significant influence over CPFI, the Company recognized CPFI as an investment in associate.

The Company invested and obtained 49% equity shares of CVC. However, as the Company has only two out of five seats of the Board of Directors of CVC and has no control but significant influence over CVC. Therefore, the Company recognized CVC as an investment in associate.

The Company owns 14% equity shares of ADT. As the Company remains its seat in the Board of Directors of ADT and considers the relative size of ownership interest and the dispersion of shares owned by the other stockholders, the Company has significant influence over ADT. In June 2018, the stockholders of ADT approved to dissolve. The liquidation of ADT is still in process.

The Company’s share of profits and other comprehensive income (loss) of associates was recognized based on the audited financial statements.

c.	Investment in joint venture

Investment in joint venture was as follows:

	Carrying Amount		% of Ownership Interests and Voting Rights
	December 31		December 31
Name of Joint Venture	2020	2019	2020	2019
Non-listed
Chunghwa SEA Holdings(“CHT SEA”)	$10,200	$—	51	—

The Company invested $10,200 thousand to establish a joint venture, CHT SEA, with Delta Electronics, Inc. and Kwang Hsing Industrial Co., Ltd. in December 2020 and obtained 51% equity shares of CHT SEA. However, according to the mutual agreements among stockholders, the Company does not individually direct CHT SEA’s relevant activities and has joint control with the other party; therefore, the Company treated CHT SEA as a joint venture.

14.	PROPERTY, PLANT AND EQUIPMENT

	December 31
	2020	2019
Assets used by the Company	$265,270,760	$267,191,318
Assets subject to operating leases	7,352,404	7,553,554

	$272,623,164	$274,744,872

a.	Assets used by the Company

	Land	Land Improvements	Buildings	Computer Equipment	Telecommuni- cations Equipment	Transportation Equipment	Miscellaneous Equipment	Construction in Progress and Equipment to be Accepted	Total
Cost
Balance on January 1, 2019	$97,480,516	$1,599,634	$67,334,983	$13,775,663	$708,097,585	$3,877,366	$7,824,354	$17,945,874	$917,935,975
Additions	—	—	—	—	18,306	—	—	21,291,955	21,310,261
Disposal	(37,951)	(6,630)	(3,101)	(1,793,567)	(30,402,877)	(50,467)	(341,906)	—	(32,636,499)
Others	(1,163,117)	25,477	(1,013,649)	615,900	24,505,869	79,313	411,603	(25,782,590)	(2,321,194)

Balance on December 31, 2019	$96,279,448	$1,618,481	$66,318,233	$12,597,996	$702,218,883	$3,906,212	$7,894,051	$13,455,239	$904,288,543

Accumulated depreciation and impairment
Balance on January 1, 2019	$—	$(1,337,192)	$(26,291,676)	$(11,783,362)	$(594,695,565)	$(3,647,334)	$(6,116,322)	$—	$(643,871,451)
Depreciation expenses	—	(43,481)	(1,209,310)	(779,719)	(23,654,699)	(90,496)	(428,874)	—	(26,206,579)
Disposal	—	6,630	3,101	1,788,404	30,367,337	50,441	340,366	—	32,556,279
Others	—	(559)	440,300	(6,214)	16,527	(2,902)	(22,626)	—	424,526

Balance on December 31, 2019	$—	$(1,374,602)	$(27,057,585)	$(10,780,891)	$(587,966,400)	$(3,690,291)	$(6,227,456)	$—	$(637,097,225)

Balance on January 1, 2019, net	$97,480,516	$262,442	$41,043,307	$1,992,301	$113,402,020	$230,032	$1,708,032	$17,945,874	$274,064,524

Balance on December 31, 2019, net	$96,279,448	$243,879	$39,260,648	$1,817,105	$114,252,483	$215,921	$1,666,595	$13,455,239	$267,191,318

Cost
Balance on January 1, 2020	$96,279,448	$1,618,481	$66,318,233	$12,597,996	$702,218,883	$3,906,212	$7,894,051	$13,455,239	$904,288,543
Additions	66,712	—	—	—	25,301	—	—	24,532,717	24,624,730
Disposal	(270,268)	(19,306)	(48,748)	(1,234,262)	(20,590,420)	(45,084)	(350,182)	—	(22,558,270)
Others	3,091,950	31,187	537,345	526,383	25,359,976	26,011	342,263	(29,816,584)	98,531

Balance on December 31, 2020	$99,167,842	$1,630,362	$66,806,830	$11,890,117	$707,013,740	$3,887,139	$7,886,132	$8,171,372	$906,453,534

Accumulated depreciation and impairment
Balance on January 1, 2020	$—	$(1,374,602)	$(27,057,585)	$(10,780,891)	$(587,966,400)	$(3,690,291)	$(6,227,456)	$—	$(637,097,225)
Depreciation expenses	—	(43,828)	(1,188,974)	(710,903)	(23,792,693)	(67,502)	(406,376)	—	(26,210,276)
Disposal	—	19,213	48,748	1,233,241	20,571,501	44,769	343,637	—	22,261,109
Others	—	13	(140,791)	(242)	23,588	(938)	(18,012)	—	(136,382)

Balance on December 31, 2020	$—	$(1,399,204)	$(28,338,602)	$(10,258,795)	$(591,164,004)	$(3,713,962)	$(6,308,207)	$—	$(641,182,774)

Balance on January 1, 2020, net	$96,279,448	$243,879	$39,260,648	$1,817,105	$114,252,483	$215,921	$1,666,595	$13,455,239	$267,191,318

Balance on December 31, 2020, net	$99,167,842	$231,158	$38,468,228	$1,631,322	$115,849,736	$173,177	$1,577,925	$8,171,372	$265,270,760

There was no indication that property, plant and equipment was impaired; therefore, the Company did not recognize any impairment loss for the years ended December 31, 2020 and 2019.

The Company signed a joint development agreement with the MOTC previously which stated that the MOTC would provide the national land and the Company would be in charge of the planning and construction for the MOTC’s office building, the Company’s Renai office building, etc. According to the agreement, the MOTC and the Company would each own a certain percentage of the buildings, and the Company is to pay or get the reimbursement for the difference between the assessed value of the land and the construction cost paid by the Company on behalf of the MOTC. The difference amounting to $1,056,680 thousand due to the MOTC was reported to the Company’s Board of Directors in May 2020 and the Company will complete the property registration of the respective asset once the payment is made. Please refer to Table 4 for the details.

The Company participated in the government-led urban renewal project in Xingzheng Section, Xindian District, New Taipei City. The Company provided land as a building lot while Kindom Development Corp., chosen through public selection by the New Taipei City Government, acted as the urban renewal developer. The property registration was completed in 2020. With respect to the Company’s trade-in share of land and buildings, only the trade-in buildings had commercial substance. Therefore, the gain on the asset exchange transaction of $1,267,980 thousand (included in“ gains and losses on disposal of property, plant and equipment”) was recognized at the difference between the carrying amount of the trade-out land of $37,087 thousand and the fair value of trade-in buildings of $1,305,067 thousand (included in “investment properties”). The aforementioned gain on disposal was included under “other income and expenses” in the statement of comprehensive income.

Depreciation expense for assets used by the Company is computed using the straight-line method over the following estimated service lives:

Land improvements	10-30 years
Buildings
Main buildings	35-60 years
Other building facilities	4-10 years
Computer equipment	4-6 years
Telecommunications equipment
Telecommunication circuits	10-15 years
Telecommunication machinery and antennas equipment	3-10 years
Transportation equipment	3-7 years
Miscellaneous equipment
Leasehold improvements	2-6 years
Mechanical and air conditioner equipment	5-16 years
Others	3-15 years

b.	Assets subject to operating leases

	Land	Land Improvements	Buildings	Total
Cost
Balance on January 1, 2019	$3,496,689	$689	$3,190,018	$6,687,396
Others	1,310,917	(689)	1,141,811	2,452,039

Balance on December 31, 2019	$4,807,606	$—	$4,331,829	$9,139,435

Accumulated depreciation and impairment
Balance on January 1, 2019	$—	$(512)	$(1,096,932)	$(1,097,444)
Depreciation expenses	—	(47)	(73,882)	(73,929)
Others	—	559	(415,067)	(414,508)

Balance on December 31, 2019	$—	$—	$(1,585,881)	$(1,585,881)

Balance on January 1, 2019, net	$3,496,689	$177	$2,093,086	$5,589,952

Balance on December 31, 2019, net	$4,807,606	$—	$2,745,948	$7,553,554

(Continued)

	Land	Land Improvements	Buildings	Total
Cost
Balance on January 1, 2020	$4,807,606	$—	$4,331,829	$9,139,435
Others	(6,730)	—	(248,203)	(254,933)

Balance on December 31, 2020	$4,800,876	$—	$4,083,626	$8,884,502

Accumulated depreciation and impairment
Balance on January 1, 2020	$—	$—	$(1,585,881)	$(1,585,881)
Depreciation expenses	—	—	(97,786)	(97,786)
Others	—	—	151,569	151,569

Balance on December 31, 2020	$—	$—	$(1,532,098)	$(1,532,098)

Balance on January 1, 2020, net	$4,807,606	$—	$2,745,948	$7,553,554

Balance on December 31, 2020, net	$4,800,876	$—	$2,551,528	$7,352,404

(Concluded)

The Company leases out land and buildings with lease terms between 1 to 20 years. The lessees do not have bargain purchase options to acquire the assets at the expiry of the lease periods.

The future aggregate lease collection under operating lease for the freehold plant, property and equipment was as follows:

	December 31	December 31
	2020	2019
Year 1	$371,331	$346,425
Year 2	254,953	257,181
Year 3	192,741	194,524
Year 4	152,532	147,722
Year 5	125,366	116,375
Onwards	1,179,493	1,224,416

	$2,276,416	$2,286,643

The above items of property, plant and equipment subject to operating leases are depreciated on a straight-line basis over their estimated useful lives as follows:

Land improvements	10-30 years
Buildings
Main buildings	35-60 years
Other building facilities	4-10 years

15.	LEASE ARRANGEMENTS

a.	Right-of-use assets

	December 31
	2020	2019

Land and buildings
Handsets base stations	$7,098,815	$6,848,041
Others	738,850	857,552
Equipment	2,190,562	2,586,432

	$10,028,227	$10,292,025

	Year Ended December 31
	2020	2019

Additions to right-of-use assets	$3,468,664	$3,324,178

Depreciation charge for right-of-use assets
Land and buildings
Handsets base stations	$2,730,579	$2,728,814
Others	388,528	414,295
Equipment	403,138	404,045

	$3,522,245	$3,547,154

The Company did not have significant sublease or impairment of right-of-use assets for the years ended December 31, 2020 and 2019.

b.	Lease liabilities

	December 31
	2020	2019

Lease liabilities
Current	$2,938,305	$2,939,410
Noncurrent	5,682,342	5,755,804

	$8,620,647	$8,695,214

Ranges of discount rates for lease liabilities were as follows:

December 31
	2020	2019

Land and buildings
Handsets base stations	0.46%-1.18%	0.58%-1.18%
Others	0.46%-1.12%	0.58%-1.12%
Equipment	0.46%-0.82%	0.58%-0.82%

c.	Important lease-in activities and terms

The Company mainly enters into lease-in agreements of land and buildings for handsets base stations located throughout Taiwan with lease terms ranging from 1 to 20 years. The lease agreements do not contain bargain purchase options to acquire the assets at the expiration of the respective leases. For majority of the lease-in agreements on handsets base station, the Company has the right to terminate the agreement prior to the expiration date if the Company is unable to build the required telecommunication equipment, either due to legal restrictions, controversial events, or other events.

The Company also leases land and buildings for the use of offices, server rooms, and stores with lease terms from 1 to 30 years. Most of the lease agreements for national land adjust the lease payment according to the changes of the announced land values by the authority. At the expiry of the lease term, the Company does not have bargain purchase options to acquire the assets.

The lease agreements for equipment include a contract between the Company and ST-2 Satellite Ventures Pte., Ltd. on March 12, 2010 to lease capacity on the ST-2 satellite. For the information of lease agreements with related parties, please refer to Note 34 to the financial statements for details.

d.	Other lease information

	Year Ended December 31
	2020	2019

Expenses relating to low-value asset leases	$1,130	$908

Expenses relating to variable lease payments not included in the measurement of lease liabilities	$18,508	$15,348

Total cash outflow for leases	$3,366,977	$3,382,739

The Company leases certain equipment which qualify as low-value asset leases. The Company has elected to apply the recognition exemption and, thus, not to recognize right-of-use assets and lease liabilities for these leases.

Lease-out arrangements under operating leases for freehold property, plant, and equipment and investment properties were set out in Notes 14 and 16 to the financial statements.

16.	INVESTMENT PROPERTIES

Investment Properties
Cost

Balance on January 1, 2019	$9,317,677
Additions	523
Disposal	(5,831)
Reclassification	(173,165)

Balance on December 31, 2019	$9,139,204

(Continued)

Investment Properties

Accumulated depreciation and impairment

Balance on January 1, 2019	$(1,105,240)
Depreciation expense	(25,157)
Disposal	5,831
Reclassification	23,363
Reversal of impairment loss	56,617

Balance on December 31, 2019	$(1,044,586)

Balance on January 1, 2019, net	$8,212,437

Balance on December 31, 2019, net	$8,094,618

Cost

Balance on January 1, 2020	$9,139,204
Additions (Note 14)	1,359,502
Disposal	(36,943)
Reclassification	125,912

Balance on December 31, 2020	$10,587,675

Accumulated depreciation and impairment

Balance on January 1, 2020	$(1,044,586)
Depreciation expense	(22,332)
Reclassification	(1,276)
Reversal of impairment loss	27,066

Balance on December 31, 2020	$(1,041,128)

Balance on January 1, 2020, net	$8,094,618

Balance on December 31, 2020, net	$9,546,547

(Concluded)

After the evaluation of land and buildings, the Company concluded the recoverable amount which represented the fair value less costs to sell of some land and buildings was higher than the carrying amount. Therefore, the Company recognized reversal of impairment losses of $27,066 thousand and $56,617 thousand for the years ended December 31, 2020 and 2019, respectively, and the amounts were recognized only to the extent of impairment losses that had been recognized in prior years. The reversal of impairment loss was included in other income and expenses in the statements of comprehensive income.

Depreciation expense is computed using the straight-line method over the following estimated service lives:

Land improvements	10-30 years
Buildings
Main buildings	35-60 years
Other building facilities	4-10 years

The fair values of the Company’s investment properties as of December 31, 2020 and 2019 were determined by Level 3 fair value measurements inputs based on the appraisal reports conducted by independent appraisers. Those appraisal reports are based on the comparison approach, income approach or cost approach. Key assumptions and the fair values were as follows:

	December 31
	2020	2019

Fair value	$22,411,314	$18,469,212

Overall capital interest rate	0.93%-3.03%	1.03%-4.04%
Profit margin ratio	12%-20%	12%-20%
Discount rate	—	—
Capitalization rate	0.73%-2.20%	0.79%-1.74%

All of the Company’s investment properties are held under freehold interest.

The future aggregate lease collection under operating lease for investment properties is as follows:

	December 31	December 31
	2020	2019

Year 1	$115,305	$112,884
Year 2	95,223	90,701
Year 3	75,285	70,794
Year 4	52,544	61,115
Year 5	37,588	39,386
Onwards	57,773	96,010

	$433,718	$470,890

17.	INTANGIBLE ASSETS

	Mobile Broadband Concession	Computer Software	Others	Total

Cost

Balance on January 1, 2019	$70,144,000	$3,024,206	$17,910	$73,186,116
Additions - acquired separately	—	281,691	2,101	283,792
Disposal	(10,179,000)	(250,865)	—	(10,429,865)

Balance on December 31, 2019	$59,965,000	$3,055,032	$20,011	$63,040,043

Accumulated amortization and impairment

Balance on January 1, 2019	$(20,632,474)	$(2,143,446)	$(5,901)	$(22,781,821)
Amortization expenses	(3,839,572)	(326,157)	(2,901)	(4,168,630)
Disposal	10,179,000	250,865	—	10,429,865

Balance on December 31, 2019	$(14,293,046)	$(2,218,738)	$(8,802)	$(16,520,586)

(Continued)

	Mobile Broadband Concession	Computer Software	Others	Total

Balance on January 1, 2019, net	$49,511,526	$880,760	$12,009	$50,404,295

Balance on December 31, 2019, net	$45,671,954	$836,294	$11,209	$46,519,457

Cost

Balance on January 1, 2020	$59,965,000	$3,055,032	$20,011	$63,040,043
Additions - acquired separately	48,373,000	165,024	1,575	48,539,599
Disposal	—	(333,110)	(9)	(333,119)

Balance on December 31, 2020	$108,338,000	$2,886,946	$21,577	$111,246,523

Accumulated amortization and impairment

Balance on January 1, 2020	$(14,293,046)	$(2,218,738)	$(8,802)	$(16,520,586)
Amortization expenses	(5,025,796)	(306,904)	(2,950)	(5,335,650)
Disposal	—	333,110	9	333,119

Balance on December 31, 2020	$(19,318,842)	$(2,192,532)	$(11,743)	$(21,523,117)

Balance on January 1, 2020, net	$45,671,954	$836,294	$11,209	$46,519,457

Balance on December 31, 2020, net	$89,019,158	$694,414	$9,834	$89,723,406

(Concluded)

For long-term business development, the Company participated in the 5G mobile broadband license bidding hosted by the NCC and paid the deposit for 5G spectrum bidding amounting to $1,000,000 thousand (included in other assets) in October 2019. The Company paid $48,373,000 thousand, including the aforementioned deposit, in February 2020 for the aforementioned license to obtain 90MHz in the 3.5GHz spectrum and 600MHz in the 28GHz spectrum.

The concessions are granted and issued by the NCC. The concession fees are amortized using the straight-line method over the period from the date operations commence through the date the license expires or the useful life, whichever is shorter. The 4G concession fees will be fully amortized by December 2030 and December 2033 and 5G concession fees will be fully amortized by December 2040.

The computer software is amortized using the straight-line method over the estimated useful lives of 1 to 10 years. Other intangible assets are amortized using the straight-line method over the estimated useful lives of 1 to 11 years.

18.	OTHER ASSETS

	December 31
	2020	2019

Spare parts	$2,158,511	$2,337,589
Refundable deposits	1,539,594	1,561,372
Other financial assets	1,000,000	1,000,000
Deposit for mobile broadband license bidding (Note 17)	—	1,000,000
Others	1,906,485	2,143,070

	$6,604,590	$8,042,031

Current
Spare parts	$2,158,511	$2,337,589
Others	24,960	16,626

	$2,183,471	$2,354,215

Noncurrent
Refundable deposits	$1,539,594	$1,561,372
Other financial assets	1,000,000	1,000,000
Deposit for mobile broadband license bidding	—	1,000,000
Others	1,881,525	2,126,444

	$4,421,119	$5,687,816

Other financial assets - noncurrent was Piping Fund. As part of the government’s effort to upgrade the existing telecommunications infrastructure, the Company and other public utility companies were required by the ROC government to contribute to a Piping Fund administered by the Taipei City Government. This fund was used to finance various telecommunications infrastructure projects. Net assets of this fund will be returned proportionately after the project is completed.

The Company evaluated that certain other assets will not be used in the future and there was no active market for sale; therefore, the Company determined that the recoverable amount of such assets was nil and recognized impairment losses of $43,971 thousand for the year ended December 31, 2019. The aforementioned impairment loss was included in other income and expenses in the statements of comprehensive income.

19.	HEDGING FINANCIAL INSTRUMENTS

The Company’s hedge strategy is to enter into forward exchange contracts - buy to avoid its foreign currency exposure to certain foreign currency denominated equipment payments in the following six months. In addition, the Company’s management considers the market condition to determine the hedge ratio and enters into forward exchange contracts with the banks to avoid the foreign currency risk.

The Company signed equipment purchase contracts with suppliers and entered into forward exchange contracts to avoid foreign currency risk exposure to Euro-denominated purchase commitments. Those forward exchange contracts were designated as cash flow hedges. When forecast purchases actually take place, basis adjustments are made to the initial carrying amounts of hedged items.

For the hedges of highly probable forecast sales and purchases, as the critical terms (i.e. the notional amount, life and underlying) of the forward foreign exchange contracts and their corresponding hedged items are the same, the Company performs a qualitative assessment of effectiveness and it is expected that the value of the forward contracts and the value of the corresponding hedged items will systematically change in opposite direction in response to movements in the underlying exchange rates.

The main source of hedge ineffectiveness in these hedging relationships is the effect of credit risks of the Company and the counterparty on the fair value of the forward exchange contracts. Such credit risks do not impact the fair value of the hedged item attributable to changes in foreign exchange rates. No other sources of ineffectiveness emerged from these hedging relationships.

The following tables summarized the information relating to the hedges for foreign currency risk.

December 31, 2020

Hedging Instruments	Currency	Notional Amount (In Thousands)	Maturity	Forward Rate	Line Item in Balance Sheet		Carrying Amount		Change in Fair Values of Hedging Instruments Used for Calculating Hedge Ineffectiveness
							Asset	Liability

Cash flow hedge
Forecast purchases - forward exchange contracts	NT$/EUR	NT$200,867/ EUR5,831	2021.03	$34.45	Hedging financial assets (liabilities	)	$1,752	$—	$1,425

	Change in Value of Hedged Item Used for Calculating Hedge Ineffectiveness	Accumulated Gain or Loss on Hedging Instruments in Other Equity
Hedged Items		Continuing Hedges	Hedge Accounting No Longer Applied

Cash flow hedge
Forecast equipment purchases	$(1,425)	$1,752	$—

December 31, 2019

Hedging Instruments	Currency	Notional Amount (In Thousands)	Maturity	Forward Rate	Line Item in Balance Sheet		Carrying Amount		Change in Fair Values of Hedging Instruments Used for Calculating Hedge Ineffectiveness
							Asset	Liability

Cash flow hedge
Forecast purchases - forward exchange contracts	NT$/EUR	NT$ 84,066/ EUR 2,498	2020.03	$33.66	Hedging financial assets (liabilities	)	$327	$—	$(742)

Hedged Items	Change in Value of Hedged Item Used for Calculating Hedge Ineffectiveness	Accumulated Gain or Loss on Hedging Instruments in Other Equity
		Continuing Hedges	Hedge Accounting No Longer Applied

Cash flow hedge
Forecast equipment purchases	$742	$327	$—

Year ended December 31, 2020

	Comprehensive Income
				Reclassification from Equity to Profit or Loss and the Adjusted Line Item
Hedge Transaction	Hedging Gain or Loss Recognized in OCI	Amount of Hedge Ineffectiveness Recognized in Profit or Loss	Line Item in Which Hedge Ineffectiveness is Included	Amount Reclassified to P/L and the Adjusted Line Item	Due to Hedged Future Cash Flows No Longer Expected to Occur

Cash flow hedge
Forecast equipment purchases	$1,425	$—	—	$20,564	$—
				Construction in progress and equipment to be accepted	Other gains and losses

Year ended December 31, 2019

	Comprehensive Income
				Reclassification from Equity to Profit or Loss and the Adjusted Line Item
Hedge Transaction	Hedging Gain or Loss Recognized in OCI	Amount of Hedge Ineffectiveness Recognized in Profit or Loss	Line Item in Which Hedge Ineffectiveness is Included	Amount Reclassified to P/L and the Adjusted Line Item	Due to Hedged Future Cash Flows No Longer Expected to Occur

Cash flow hedge
Forecast equipment purchases	$(742)	$—	—	$(2,026)	$—
				Construction in progress and equipment to be accepted	Other gains and losses

20.	SHORT-TERM BILLS PAYABLE

	December 31
	2020	2019

Commercial paper payable	$7,000,000	$—
Less: Discounts on commercial paper payable	(802)	—

	$6,999,198	$—

The annual interest rates of commercial paper payable were as follows:

	December 31
	2020	2019

Commercial paper payable	0.34%-0.36%	—

21.	BONDS PAYABLE

	December 31
	2020	2019

Unsecured domestic bonds	$20,000,000	$—
Less: Discounts on bonds payable	(19,728)	—

	$19,980,272	$—

The major terms of unsecured domestic bonds issued by Chunghwa were as follows:

Issuance	Tranche	Issuance Period	Total Amount	Coupon Rate	Repayment and Interest Payment
2020-1	A	July 2020 to July 2025	$8,800,000	0.50%	One-time repayment upon maturity; interest payable annually
	B	July 2020 to July 2027	7,500,000	0.54%	The same as above
	C	July 2020 to July 2030	3,700,000	0.59%	The same as above

22.	TRADE NOTES AND ACCOUNTS PAYABLE

	December 31
	2020	2019

Trade notes and accounts payable	$12,226,935	$12,052,523

Trade notes and accounts payable were attributable to operating activities and the trading conditions were agreed separately.

23.	OTHER PAYABLES

	December 31
	2020	2019

Accrued salary and compensation	$7,811,452	$8,084,105
Payables to contractors	1,667,666	1,602,855
Accrued compensation to employees and remuneration to directors	1,238,251	1,161,404
Amounts collected for others	1,222,144	1,139,049
Payable on land (Note 14)	1,056,680	—
Accrued maintenance costs	1,024,468	953,441
Payables to equipment suppliers	992,114	220,650
Accrued franchise fees	782,597	1,088,333
Others	4,250,713	5,020,746

	$20,046,085	$19,270,583

24.	PROVISIONS

	December 31
	2020	2019

Onerous contracts	$169,986	$66,907
Warranties	83,589	74,235
Employee benefits	57,210	59,745
Others	4,097	4,397

	$314,882	$205,284

Current	$214,266	$107,902
Noncurrent	100,616	97,382

	$314,882	$205,284

	Onerous Contracts	Warranties	Employee Benefits	Others	Total

Balance on January 1, 2019	$19,323	$54,308	$51,393	$4,447	$129,471
Additional provisions recognized	47,584	40,503	9,194	—	97,281
Used / forfeited during the year	—	(20,576)	(842)	(50)	(21,468)

Balance on December 31, 2019	$66,907	$74,235	$59,745	$4,397	$205,284

Balance on January 1, 2020	$66,907	$74,235	$59,745	$4,397	$205,284
Additional / (reversal of) provisions recognized	106,801	31,301	(1,841)	(200)	136,061
Used / forfeited during the year	(3,722)	(21,947)	(694)	(100)	(26,463)

Balance on December 31, 2020	$169,986	$83,589	$57,210	$4,097	$314,882

a.

The provision for warranty claims represents the present value of the management’s best estimate of the future outflow of economic benefits that will be required under the Company’s obligation for warranties in sales agreements. The estimate has been made based on the historical warranty experience.

b.	The provision for employee benefits represents vested long-term service compensation accrued.

c.

The provision for onerous contracts represents the present obligation resulting from the measurement for the unavoidable costs of meeting the Company’s contractual obligations exceed the economic benefits expected to be received from the contracts.

25.	RETIREMENT BENEFIT PLANS

a.	Defined contribution plans

The pension plan under the Labor Pension Act of ROC (the “LPA”) is considered as a defined contribution plan. Based on the LPA, the Company makes monthly contributions to employees’ individual pension accounts at 6% of monthly salaries and wages.

b.	Defined benefit plans

The Company completed its privatization plans on August 12, 2005. The Company is required to pay all accrued pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization in accordance with the Statute Governing Privatization of Stated-owned Enterprises. After paying all pension obligations for privatization, the plan assets of the Company should be transferred to the Fund for Privatization of Government-owned Enterprises (the “Privatization Fund”) under the Executive Yuan. On August 7, 2006, the Company transferred the remaining balance of fund to the Privatization Fund. However, according to the instructions of MOTC, the Company was requested to administer the distributions to employees for pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization and recognized in other current monetary assets.

The Company with the pension mechanism under the Labor Standards Law in the ROC is considered as defined benefit plans. These pension plans provide benefits based on an employee’s length of service and average six-month salary prior to retirement. The Company contributes an amount no more than 15% of salaries paid each month to their respective pension funds (the Funds), which are administered by the Labor Pension Fund Supervisory Committee (the Committee) and deposited in the names of the Committees in the Bank of Taiwan. The plan assets are held in a commingled fund which is operated and managed by the government’s designated authorities; as such, the Company does not have any right to intervene in the investments of the funds. According to the Article 56 of the Labor Standards Law, entities are required to contribute the difference in one appropriation to their pension funds before the end of next March when the balance of the Funds is insufficient to pay the eligible employees who meet the retirement criteria in the following year.

The amounts included in the balance sheets arising from the Company’s obligation in respect of its defined benefit plans were as follows:

	December 31
	2020	2019

Present value of funded defined benefit obligation	$39,220,357	$40,917,777
Fair value of plan assets	(39,254,971)	(39,613,213)

Funded status - deficit (surplus)	$(34,614)	$1,304,564

Net defined benefit liabilities	$3,316,932	$3,412,740
Net defined benefit assets	(3,351,546)	(2,108,176)

	$(34,614)	$1,304,564

Movements in the defined benefit obligation and the fair value of plan assets were as follows:

	Present Value of Funded Defined Benefit Obligation	Fair Value of Plan Assets	Net Defined Benefit Liabilities (Assets)
Balance on January 1, 2019	$41,088,052	$38,817,587	$2,270,465
Current service cost	2,925,862	—	2,925,862
Interest expense / interest income	397,224	388,140	9,084

Amounts recognized in profit or loss	3,323,086	388,140	2,934,946

(Continued)

	Present Value of Funded Defined Benefit Obligation	Fair Value of Plan Assets	Net Defined Benefit Liabilities (Assets)
Remeasurement on the net defined benefit liability
Return on plan assets (excluding amounts included in net interest)	$—	$1,330,346	$(1,330,346)
Actuarial losses recognized from changes in financial assumptions	639,398	—	639,398
Actuarial gains recognized from experience adjustments	(815,342)	—	(815,342)

Amounts recognized in other comprehensive income	(175,944)	1,330,346	(1,506,290)

Contributions from employer	—	2,091,936	(2,091,936)
Benefits paid	(3,014,796)	(3,014,796)	—
Benefits paid directly by the Company	(302,621)	—	(302,621)

Balance on December 31, 2019	40,917,777	39,613,213	1,304,564
Current service cost	2,051,349	—	2,051,349
Interest expense / interest income	295,819	295,626	193

Amounts recognized in profit or loss	2,347,168	295,626	2,051,542

Remeasurement on the net defined benefit liability
Return on plan assets (excluding amounts included in net interest)	—	1,299,425	(1,299,425)
Actuarial losses recognized from changes in financial assumptions	604,943	—	604,943
Actuarial gains recognized from experience adjustments	(475,830)	—	(475,830)

Amounts recognized in other comprehensive income	129,113	1,299,425	(1,170,312)

Contributions from employer	—	1,957,678	(1,957,678)
Benefits paid	(3,910,971)	(3,910,971)	—
Benefits paid directly by the Company	(262,730)	—	(262,730)

Balance on December 31, 2020	$39,220,357	$39,254,971	$(34,614)

(Concluded)

Relevant pension costs recognized in profit and loss for defined benefit plans were as follows:

	Year Ended December 31
	2020	2019

Operating costs	$1,205,306	$1,725,459
Marketing expenses	601,609	864,796
General and administrative expenses	120,736	163,940
Research and development expenses	72,125	103,156

	$1,999,776	$2,857,351

The Company is exposed to following risks for the defined benefits plans under the Labor Standards Law:

a.	Investment risk

Under the Labor Standards Law, the rate of return on assets shall not be lower than the average interest rate on a two-year time deposit published by the local banks and the government is responsible for any shortfall in the event that the rate of return is less than the required rate of return. The plan assets are held in a commingled fund mainly invested in foreign and domestic equity and debt securities and bank deposits which is operated and managed by the government’s designated authorities; as such, the Company does not have any right to intervene in the investments of the funds.

b.	Interest rate risk

The decline in government bond interest rate will increase the present value of the obligation on the defined benefit plan, while the return on plan assets will increase. The net effect on the present value of the obligation on defined benefit plan is partially offset by the return on plan assets.

c.	Salary risk

The calculation of the present value of defined benefit obligation is referred to the plan participants’ future salary. Hence, the increase in plan participants’ salary will increase the present value of the defined benefit obligation.

The most recent actuarial valuation of plan assets and the present value of the defined benefit obligation were carried out by the independent actuary. The principal assumptions used for the purpose of the actuarial valuations were as follows:

	Measurement Date
	December 31
	2020	2019

Discount rates	0.50%	0.75%
Expected rates of salary increase	1.20%	1.20%

If reasonably possible changes of the respective significant actuarial assumptions occur at the end of reporting periods, while holding all other assumptions constant, the present values of the defined benefit obligations would increase (decrease) as follows:

	December 31
	2020	2019

Discount rates
0.5% increase	$(1,191,982)	$(1,259,747)

0.5% decrease	$1,266,625	$1,339,198

Expected rates of salary increase
0.5% increase	$1,355,750	$1,431,825

0.5% decrease	$(1,287,413)	$(1,358,894)

The sensitivity analysis presented above may not be representative of the actual change in the present value of the defined benefit obligation as it is unlikely that the change in assumptions would occur in isolation of one another as some of the assumptions may be correlated. There is no change in the methods and assumptions used in preparing the sensitivity analysis from the previous period.

	December 31
	2020	2019

The expected contributions to the plan for the next year	$1,924,715	$2,069,215

The average duration of the defined benefit obligation	6.4 years	6.5 years

As of December 31, 2020, the Company’s maturity analysis of the undiscounted benefit payments was as follows:

Year	Amount

2021	$3,277,097
2022	7,045,122
2023	10,630,768
2024	11,771,892
2025 and thereafter	39,413,041

$72,137,920

26.	EQUITY

a.	Share capital

1)	Common stocks

	December 31
	2020	2019

Number of authorized shares (thousand)	12,000,000	12,000,000

Authorized shares	$120,000,000	$120,000,000

Number of issued and paid shares (thousand)	7,757,447	7,757,447

Issued shares	$77,574,465	$77,574,465

Each issued common stock with par value of $10 is entitled the right to vote and receive dividends.

2)	Global depositary receipts

The MOTC and some stockholders sold some common stocks of the Company in an international offering of securities in the form of American Depositary Shares (“ADS”) (one ADS represents 10 common stocks) in July 2003, August 2005, and September 2006. The ADSs were traded on the New York Stock Exchange since July 17, 2003. As of December 31, 2020, the outstanding ADSs were 220,439 thousand common stocks, which equaled 22,044 thousand units and represented 2.84% of the Company’s total outstanding common stocks.

The ADS holders generally have the same rights and obligations as other common stockholders, subject to the provision of relevant laws. The exercise of such rights and obligations shall comply with the related regulations and deposit agreement, which stipulate, among other things, that ADS holders are entitled to, through deposit agents:

a)	Exercise their voting rights,

b)	Sell their ADSs, and

c)	Receive dividends declared and subscribe to the issuance of new shares.

b.	Additional paid-in capital

The adjustments of additional paid-in capital for the years ended December 31, 2020 and 2019 were as follows:

	Share Premium	Movements of Additional Paid-in Capital for Associates Accounted for Using Equity Method	Movements of Additional Paid-in Capital Arising from Changes in Equities of Subsidiaries	Difference between Consideration Received and Carrying Amount of the Subsidiaries’ Net Assets upon Disposal	Donated Capital	Stockholders’ Contribution due to Privatization	Total

Balance on January 1, 2019	$147,329,386	$89,893	$2,063,148	$987,611	$18,648	$20,648,078	$171,136,764
Unclaimed dividend	—	—	—	—	1,266	—	1,266
Change in additional paid-in capital from investments in subsidiaries, associates and joint ventures accounted for using equity method	—	118,853	—	—	—	—	118,853
Share-based payment transactions of subsidiaries	—	—	(898)	—	—	—	(898)

Balance on December 31, 2019	147,329,386	208,746	2,062,250	987,611	19,914	20,648,078	171,255,985
Unclaimed dividend	—	—	—	—	1,605	—	1,605
Change in additional paid-in capital from investments in subsidiaries, associates and joint ventures accounted for using equity method	—	(21,918)	—	—	—	—	(21,918)
Change in additional paid-in capital for not proportionately participating in the capital increase of subsidiaries	—	—	(103)	—	—	—	(103)
Share-based payment transactions of subsidiaries	—	—	25,810	—	—	—	25,810

Balance on December 31, 2020	$147,329,386	$186,828	$2,087,957	$987,611	$21,519	$20,648,078	$171,261,379

Additional paid-in capital from share premium, donated capital and the difference between consideration received and the carrying amount of the subsidiaries’ net assets upon disposal may be utilized to offset deficits. Furthermore, when the Company has no deficit, it may be distributed in cash or capitalized, which however is limited to a certain percentage of the Company’s paid-in capital except the additional paid-in capital arising from unclaimed dividend can only be utilized to offset deficits.

The additional paid-in capital from movements of paid-in capital arising from changes in equities of subsidiaries may only be utilized to offset deficits.

Among additional paid-in capital from movements of investments in associates and joint ventures accounted for using equity method, the portion arising from the difference between consideration received and the carrying amount of the subsidiaries’ net assets upon disposal may be utilized to offset deficits; furthermore, when the Company has no deficit, it may be distributed in cash or capitalized. However, other additional paid-in capital recognized in proportion of share ownership may only be utilized to offset deficits.

c.	Retained earnings and dividends policy

In accordance with the the Company’s Articles of Incorporation, the Company must pay all outstanding taxes, offset deficits in prior years and set aside a legal reserve equal to 10% of its net income before distributing a dividend or making any other distribution to stockholders, except when the accumulated amount of such legal reserve equals to the Company’s total issued capital, and depending on its business needs or requirements, may also set aside or reverse special reserves. No less than 50% of the remaining earnings comprising remaining balance of net income, if any, plus cumulative undistributed earnings shall be distributed as stockholders’ dividends, of which cash dividends to be distributed shall not be less than 50% of the total amount of dividends to be distributed. If cash dividend to be distributed is less than $0.10 per share, such cash dividend shall be distributed in the form of common stocks.

The Company should appropriate or reverse a special reserve in accordance with Rule No. 1010012865 and Rule No. 1010047490 issued by the FSC and the directive entitled “Questions and Answers on Special Reserves Appropriated Following the Adoption of Taiwan-IFRSs”. Distributions can be made out of any subsequent reversal of the debit to other equity items.

The appropriation for legal reserve shall be made until the accumulated reserve equals the aggregate par value of the outstanding capital stock of the Company. This reserve can only be used to offset a deficit, or, when the legal reserve has exceeded 25% of the Company’s paid-in capital, the excess may be transferred to capital or distributed in cash.

The appropriations of the 2019 and 2018 earnings of the Company approved by the stockholders in their meetings on May 29, 2020 and June 21, 2019 were as follows:

	Appropriation of Earnings		Dividends Per Share (NT$)
	For Fiscal Year 2019	For Fiscal Year 2018	For Fiscal Year 2019	For Fiscal Year 2018

Cash dividends	$32,782,969	$34,745,603	$4.226	$4.479

The appropriations of earnings for 2020 had been proposed by the Company’s Board of Directors on February 23, 2021. The appropriations and dividends per share were as follows:

	Appropriation of Earnings	Dividends Per Share (NT$)

Cash dividends	$33,403,565	$4.306

The appropriations of earnings for 2020 are subject to the resolution of the stockholders’ meeting planned to be held on May 28, 2021. Information of the appropriation of the Company’s earnings proposed by the Board of Directors and approved by the stockholders is available on the Market Observation Post System website.

d.	Others

1)	Exchange differences arising from the translation of the foreign operations

The exchange differences arising from the translation of the foreign operations from their functional currency to New Taiwan dollars were recognized as exchange differences arising from the translation of the foreign operations in other comprehensive income.

2)	Unrealized gain or loss on financial assets at FVOCI

	Year Ended December 31
	2020	2019

Beginning balance	$836,598	$538,272
Recognized for the year
Unrealized gain or loss
Equity instruments	546,879	399,429
Share from subsidiaries, associates and joint ventures accounted for using the equity method	(126,890)	(101,103)

(Continued)

	Year Ended December 31
	2020	2019

Transferred accumulated gain or loss to retained earnings resulting from the disposal of equity instruments (Note 8)	$(16,686)	$—

Ending balance	$1,239,901	$836,598

(Concluded)

27.	REVENUES

	Year Ended December 31
	2020	2019

Revenue from contracts with customers	$177,451,021	$178,227,341

Other revenues
Rental income	801,580	752,622
Other	370,226	341,875

	1,171,806	1,094,497

	$178,622,827	$179,321,838

For the information of performance obligations related to customer contracts, please refer to Note 3 Summary of Significant Accounting Policies for details.

a.	Disaggregation of revenue

2020

	Domestic Fixed Communi cations Business	Mobile Communi- cations Business	Internet Business	International Fixed Communi- cations Business	Others	Total

Main Products and Service Revenues

Mobile services revenue	$—	$60,396,292	$—	$—	$—	$60,396,292
Sales of products	2,214,874	11,026,699	59,395	9,814	—	13,310,782
Local telephone and domestic long distance telephone services revenue	26,495,555	—	—	—	—	26,495,555
Broadband access and domestic leased line services revenue	22,500,492	—	—	—	—	22,500,492
Data communications internet services revenue	—	—	20,017,339	—	—	20,017,339
International network and leased line services revenue	—	—	—	3,367,177	—	3,367,177
Others	17,791,674	620,070	9,406,670	3,440,055	104,915	31,363,384

	$69,002,595	$72,043,061	$29,483,404	$6,817,046	$104,915	$177,451,021

2019

	Domestic Fixed Communi cations Business	Mobile Communi- cations Business	Internet Business	International Fixed Communi- cations Business	Others	Total

Main Products and Service Revenues

Mobile services revenue	$—	$62,808,959	$—	$—	$—	$62,808,959
Sales of products	1,958,028	11,634,139	8,691	8,804	—	13,609,662
Local telephone and domestic long distance telephone services revenue	27,949,534	—	—	—	—	27,949,534
Broadband access and domestic leased line services revenue	22,180,256	—	—	—	—	22,180,256
Data communications internet services revenue	—	—	19,637,375	—	—	19,637,375
International network and leased line services revenue	—	—	—	6,513,830	—	6,513,830
Others	13,169,912	354,495	8,148,555	3,744,286	110,477	25,527,725

	$65,257,730	$74,797,593	$27,794,621	$10,266,920	$110,477	$178,227,341

b.	Contract balances

	December 31, 2020	December 31, 2019	January 1, 2019

Trade notes and accounts receivable (Note 9)	$19,554,643	$23,478,061	$27,851,879

Contract assets
Products and service bundling	$2,649,230	$2,190,217	$2,225,636
Other	99,475	91,152	101,890
Less: Loss allowance	(7,016)	(5,686)	(6,381)

	$2,741,689	$2,275,683	$2,321,145

Current	$1,734,081	$1,470,985	$1,653,886
Noncurrent	1,007,608	804,698	667,259

	$2,741,689	$2,275,683	$2,321,145

Contract liabilities
Telecommunications business	$11,677,075	$10,559,858	$8,443,296
Project business	6,012,181	10,265,409	4,439,286
Products and service bundling	12,455	23,319	28,689
Other	301,367	251,332	231,812

	$18,003,078	$21,099,918	$13,143,083

Current	$12,661,964	$16,684,939	$10,686,892
Noncurrent	5,341,114	4,414,979	2,456,191

	$18,003,078	$21,099,918	$13,143,083

The changes in the contract asset and the contract liability balances primarily result from the timing difference between the satisfaction of performance obligations and the payments collected from customers. Significant changes of contract assets and liabilities recognized resulting from product and service bundling were as follows:

	Year Ended December 31
	2020	2019

Contract assets
Net increase of customer contracts	$2,340,655	$1,943,860
Reclassified to trade receivables	(1,851,682)	(2,078,331)

	$488,973	$(134,471)

Contract liabilities
Net increase of customer contracts	$7,179	$16,289
Recognized as revenues	(18,043)	(21,659)

	$(10,864)	$(5,370)

The Company applies the simplified approach to providing for expected credit losses prescribed by IFRS 9, which permits the use of lifetime expected loss provision for receivables. Contract assets will be reclassified to trade receivables when the corresponding invoice is billed to the client. Contract assets have substantially the same risk characteristics as the trade receivables of the same types of contracts. Therefore, the Company concluded that the expected loss rates for trade receivables can be applied to the contract assets.

Revenue recognized for the period that was included in the contract liability at the beginning of the year was as follows:

	Year Ended December 31
	2020	2019

Telecommunications business	$5,479,115	$6,176,801
Project business	6,078,181	3,989,780
Others	222,364	180,839

	$11,779,660	$10,347,420

c.	Incremental costs of obtaining contracts

	December 31
	2020	2019

Noncurrent
Incremental costs of obtaining contracts	$7,015,079	$6,976,421

The Company considered the past experience and the default clauses in the telecommunications service contracts and believes the commissions and equipment subsidies paid for obtaining such contracts are expected to be recoverable; therefore, such costs were capitalized. Amortization expenses for the years ended December 31, 2020 and 2019 were $5,395,125 thousand and $6,269,916 thousand, respectively.

d.	Remaining Performance Obligations

As of December 31, 2020, the aggregate amount of transaction price allocated to performance obligations for non-cancellable telecommunications service contracts that are unsatisfied is $34,201,806 thousand. The Company recognizes revenue when service is provided over contract terms. The Company expects to recognize such revenue of $21,878,842 thousand, $10,484,505 thousand and $1,838,459 thousand in 2021, 2022 and 2023, respectively. The variable consideration collected from customers on nonrecurring basis resulting from exceeded usage from monthly fee and revenue recognized for contracts that the Company has a right to consideration from customers in the amount corresponding directly with the value to the customers of the Company’s performance completed to date have been excluded from the disclosure of remaining performance obligations.

As of December 31, 2020, the aggregate amount of transaction price allocated to performance obligations for non-cancellable project business contracts that are unsatisfied is $16,098,817 thousand. The Company recognizes revenues when the project business contract is completed and accepted by customers. The Company expects to recognize such revenue of $6,282,801 thousand, $5,536,110 thousand and $4,279,906 thousand in 2021, 2022 and 2023, respectively. Project business contracts whose expected duration are less than a year have been excluded from the aforementioned disclosure.

28.	NET INCOME

a.	Other income and expenses

	Year Ended December 31
	2020	2019

Gain (loss) on disposal of property, plant and equipment	$1,435,864	$(29,229)
Gain on disposal of investment properties	151,357	—
Reversal of impairment loss on investment properties	27,066	56,617
Impairment loss on other assets	—	(43,971)

	$1,614,287	$(16,583)

b.	Other income

	Year Ended December 31
	2020	2019

Dividend income	$240,821	$292,450
Others	105,924	94,297

	$346,745	$386,747

c.	Other gains and losses

	Year Ended December 31
	2020	2019

Gain on disposal of investments accounted for using equity method	$13,398	$30,152
Foreign currency exchange gain or loss, net	2,608	18,591

(Continued)

	Year Ended December 31
	2020	2019

Valuation loss on financial assets and liabilities at fair value through profit or loss, net	$(98,404)	$(38,588)
Others	(17,943)	(15,727)

	$(100,341)	$(5,572)

(Concluded)

d.	Interest expenses

	Year Ended December 31
	2020	2019

Interest paid to financial institutions	$64,470	$—
Interest on lease liabilities	59,864	60,161
Interest on bonds payable	45,614	—
Others	1,710	1,712

	$171,658	$61,873

e.	Impairment loss (reversal of impairment loss)

	Year Ended December 31
	2020	2019

Contract assets	$1,330	$(695)

Trade notes and accounts receivable	$49,108	$(57,088)

Other receivables	$(4,749)	$(69,236)

Inventories	$1,124,350	$475,024

Investment properties	$(27,066)	$(56,617)

Others	$—	$43,971

f.	Depreciation and amortization expenses

	Year Ended December 31
	2020	2019

Property, plant and equipment	$26,308,062	$26,280,508
Right-of-use assets	3,522,245	3,547,154
Investment properties	22,332	25,157
Intangible assets	5,335,650	4,168,630
Incremental costs of obtaining contracts	5,395,125	6,269,916

Total depreciation and amortization expenses	$40,583,414	$40,291,365

Depreciation expenses summarized by functions
Operating costs	$28,694,921	$28,630,553
Operating expenses	1,157,718	1,222,266

	$29,852,639	$29,852,819

(Continued)

	Year Ended December 31
	2020	2019

Amortization expenses summarized by functions
Operating costs	$10,578,714	$10,281,841
Marketing expenses	81,035	81,492
General and administrative expenses	47,724	55,402
Research and development expenses	23,302	19,811

	$10,730,775	$10,438,546

(Concluded)

g.	Employee benefit expenses

	Year Ended December 31
	2020	2019

Post-employment benefit
Defined contribution plans	$336,674	$302,912
Defined benefit plans	1,999,776	2,857,351

	2,336,450	3,160,263

Other employee benefit
Salaries	19,366,322	19,887,957
Insurance	1,959,488	2,031,482
Others	11,970,883	12,247,172

	33,296,693	34,166,611

Total employee benefit expenses	$35,633,143	$37,326,874

Summary by functions
Operating costs	$20,197,935	$21,192,623
Operating expenses	15,435,208	16,134,251

	$35,633,143	$37,326,874

The Company distributes employees’ compensation at the rates from 1.7% to 4.3% and remuneration to directors not higher than 0.17%, respectively, of pre-tax income. As of December 31, 2020, the payables of the employees’ compensation and of the remuneration to directors were $1,202,448 thousand and $35,803 thousand, respectively. Such amounts have been approved by the Company’s Board of Directors on February 23, 2021 and will be reported to the stockholders in their meeting planned to be held on May 28, 2021.

If there is a change in the proposed amounts after the annual financial statements are authorized for issue, the difference is recorded as a change in accounting estimate.

The compensation to the employees and remuneration to the directors of 2019 and 2018 approved by the Board of Directors on February 26, 2020 and March 19, 2019, respectively, were as follows:

	2019	2018
	Cash	Cash

Compensation distributed to the employees	$1,126,194	$1,404,264
Remuneration paid to the directors	35,210	38,216

There was no difference between the initial accrued amounts recognized in 2019 and 2018 and the amounts approved by the Board of Directors in 2020 and 2019 of the aforementioned compensation to employees and the remuneration to directors.

Information of the appropriation of the Company’s employees compensation and remuneration to directors and those approved by the Board of Directors is available on the Market Observation Post System website.

29.	INCOME TAX

a.	Income tax recognized in profit or loss

The major components of income tax expense were as follows:

	Year Ended December 31
	2020	2019

Current tax
Current tax expenses recognized for the year	$7,542,030	$7,590,104
Income tax adjustments on prior years	—	(85,360)
Others	19,621	10,660

	7,561,651	7,515,404

Deferred tax
Deferred tax benefits recognized for the year	(99,847)	(41,358)
Income tax adjustments on prior years	15,495	—

	(84,352)	(41,358)

Income tax recognized in profit or loss	$7,477,299	$7,474,046

Reconciliation of accounting profit and income tax expense was as follows:

	Year Ended December 31
	2020	2019

Income before income tax	$40,883,429	$40,262,592

Income tax expense calculated at the statutory rate	$8,176,686	$8,052,518
Nondeductible income and expenses in determining taxable income	(466)	5,140
Tax-exempt income	(613,694)	(323,439)
Investment credits	(117,488)	(192,921)
Income tax adjustments on prior years	15,495	(85,360)
Others	16,766	18,108

Income tax expense recognized in profit or loss	$7,477,299	$7,474,046

The applicable tax rate used by the Company is 20%.

In July 2019, the President of the ROC announced the amendments to the Statute of Industrial Innovation, which stipulate that the unappropriated earnings in 2018 and thereafter that are used to build or acquire certain assets or technologies are allowed as deduction when computing the income tax on unappropriated earnings. The Company has deducted the reinvested capital expenditure while calculating income tax on unappropriated earnings.

b.	Income tax recognized in other comprehensive income

	Year Ended December 31
	2020	2019
Deferred tax
Remeasurement on defined benefit pension plan	$234,062	$301,258

c.	Current tax liabilities

	December 31
	2020	2019
Current tax liabilities
Income tax payable	$3,914,134	$3,739,435

d.	Deferred income tax assets and liabilities

The movements of deferred income tax assets and liabilities were as follows:

For the year ended December 31, 2020

	Beginning Balance	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	Ending Balance

Deferred income tax assets

Temporary differences
Defined benefit pension plan	$2,017,230	$19,949	$(234,062)	$1,803,117
Allowance for doubtful receivables over quota	400,067	(37,458)	—	362,609
Valuation loss on inventory	127,279	148,308	—	275,587
Deferred revenue	97,457	(24,390)	—	73,067
Accrued award credits liabilities	17,318	1,091	—	18,409
Estimated warranty liabilities	14,847	1,871	—	16,718
Others	44,837	29,289	—	74,126

	$2,719,035	$138,660	$(234,062)	$2,623,633

Deferred income tax liabilities

Temporary differences
Defined benefit pension plan	$1,756,317	$53,723	$—	$1,810,040
Land value incremental tax	94,986	—	—	94,986
Deferred revenue for award credits	28,543	1,664	—	30,207
Unrealized foreign exchange gain, net	1,079	(1,079)	—	—

	$1,880,925	$54,308	$—	$1,935,233

For the year ended December 31, 2019

	Beginning Balance	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	Ending Balance
Deferred income tax assets
Temporary differences
Defined benefit pension plan	$2,285,421	$33,067	$(301,258)	$2,017,230
Allowance for doubtful receivables over quota	431,538	(31,471)	—	400,067
Valuation loss on inventory	73,841	53,438	—	127,279
Deferred revenue	110,929	(13,472)	—	97,457
Accrued award credits liabilities	13,913	3,405	—	17,318
Estimated warranty liabilities	10,861	3,986	—	14,847
Others	129,010	(84,173)	—	44,837

	$3,055,513	$(35,220)	$(301,258)	$2,719,035

Deferred income tax liabilities
Temporary differences
Defined benefit pension plan	$1,831,328	$(75,011)	$—	$1,756,317
Land value incremental tax	94,986	—	—	94,986
Deferred revenue for award credits	30,690	(2,147)	—	28,543
Unrealized foreign exchange gain, net	499	580	—	1,079

	$1,957,503	$(76,578)	$—	$1,880,925

e.	All deductible temporary differences were recognized as deferred tax assets in the balance sheets.

f.	Income tax examinations

Income tax returns of the Company have been examined by the tax authorities through 2017.

30.	EARNINGS PER SHARE

Net income and weighted average number of common stocks used in the calculation of earnings per share were as follows:

Net Income

	Year Ended December 31
	2020	2019
Net income used to compute the basic earnings per share	$33,406,130	$32,788,546
Assumed conversion of all dilutive potential common stocks
Employee stock options and employee compensation of subsidiaries	(7,241)	(3,617)

Net income used to compute the diluted earnings per share	$33,398,889	$32,784,929

Weighted Average Number of Common Stocks

(Thousand Shares)

	Year Ended December 31
	2020	2019
Weighted average number of common stocks used to compute the basic earnings per share	7,757,447	7,757,447
Assumed conversion of all dilutive potential common stocks Employee compensation	7,108	7,862

Weighted average number of common stocks used to compute the diluted earnings per share	7,764,555	7,765,309

As the Company may settle the employee compensation in shares or cash, the Company shall presume that it will be settled in shares and take those shares into consideration when calculating the weighted average number of outstanding shares used in the calculation of diluted EPS if the shares have a dilutive effect. The dilutive effect of the shares needs to be considered until the approval of the number of shares to be distributed to employees as compensation in the following year.

31.	NON-CASH TRANSACTIONS

Except for those disclosed in other notes, the non-cash investing and financing activities the Company entered into were as follows:

	Year Ended December 31
Investing activities	2020	2019
Increase in property, plant and equipment	$24,624,730	$21,310,261
Changes in other payables	(1,884,118)	1,116,812

Acquisition of property, plant and equipment	$22,740,612	$22,427,073

Increase in investment properties	$1,359,502	$523
Trade-in investment properties from asset exchange transaction (Note 14)	(1,305,067)	—

Acquisition of investment properties	$54,435	$523

Increase in intangible assets	$48,539,599	$283,792
Changes in other assets	(1,000,000)	—

Acquisition of intangible assets	$47,539,599	$283,792

Disposal of property, plant and equipment, net	$297,161	$80,220
Gain (loss) on disposal of property, plant and equipment	1,435,864	(29,229)
Trade-in investment properties from asset exchange transaction (Note 14)	(1,305,067)	—
Changes in other payables	(79,986)	—
Changes in other current monetary assets	(31,032)	—

Proceeds from disposal of property, plant and equipment	$316,940	$50,991

Financing activities

	Balance on January 1,	Cash Flows from Financing	Changes in Non-Cash Transactions		Cash Flows from Operation Activities -	Balance on December
	2020	Activities	New Leases	Others	Interest Paid	31, 2020
Lease liabilities	$8,695,214	$(3,287,475)	$3,468,664	$(195,892)	$(59,864)	$8,620,647

	Balance on January 1,	Cash Flows from Financing	Changes in Non-Cash Transactions		Cash Flows from Operation Activities -	Balance on December
	2019	Activities	New Leases	Others	Interest Paid	31, 2019
Lease liabilities	$9,181,564	$(3,306,322)	$3,324,178	$(444,045)	$(60,161)	$8,695,214

32.	CAPITAL MANAGEMENT

The Company manages its capital to ensure that the Company will be able to continue as going concerns while maximizing the return to stakeholders through the optimization of the debt and equity balance.

The capital structure of the Company consists of debt and the equity of the Company.

The Company is required to maintain minimum paid-in capital amount as prescribed by the applicable laws.

The management reviews the capital structure of the Company as needed. As part of this review, the management considers the cost of capital and the risks associated with each class of capital.

According to the management’s suggestion, the Company maintains a balanced capital structure through paying cash dividends, increasing its share capital, purchasing outstanding shares, and issuing new debt or repaying debt.

33.	FINANCIAL INSTRUMENTS

Fair Value Information

The fair value measurement guidance establishes a framework for measuring fair value and expands disclosure about fair value measurements. The standard describes a fair value hierarchy based on three levels of inputs that may be used to measure fair value. These levels are:

Level 1 fair value measurements: These measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 fair value measurements: These measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 fair value measurements: These measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

a.	Financial instruments that are not measured at fair value but for which fair value is disclosed

Except those listed in the table below, the Company considers that the carrying amounts of financial assets and liabilities not measured at fair value approximate their fair values or the fair values cannot be reliable estimated.

	December 31, 2020		December 31, 2019
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial liabilities
Financial liabilities measured at amortized cost
Bonds payable	$19,980,272	$20,078,098	$—	$—

The fair value of bonds payable is measured using Level 2 inputs. The valuation of fair value is based on the weighted-average per-hundred price of Taipei Exchange at the end of reporting period.

b.	Financial instruments that are measured at fair value on a recurring basis

December 31, 2020

	Level 1	Level 2	Level 3	Total
Hedging financial assets	$—	$1,752	$—	$1,752

Financial assets at FVTPL
Derivatives	$—	$2,271	$—	$2,271
Non-listed stocks	—	—	677,202	677,202

	$—	$2,271	$677,202	$679,473

Financial assets at FVOCI
Listed stocks	$2,610,501	$—	$—	$2,610,501
Non-listed stocks	—	—	4,293,178	4,293,178

	$2,610,501	$—	$4,293,178	$6,903,679

December 31, 2019

	Level 1	Level 2	Level 3	Total
Hedging financial assets	$—	$327	$—	$327

Financial assets at FVTPL
Non-listed stocks	$—	$—	$778,105	$778,105

Financial assets at FVOCI
Listed stocks	$2,388,416	$—	$—	$2,388,416
Non-listed stocks	—	—	4,534,899	4,534,899

	$2,388,416	$—	$4,534,899	$6,923,315

(Continued)

	Level 1	Level 2	Level 3	Total
Financial liabilities at FVTPL
Derivatives	$—	$228	$—	$228

(Concluded)

There were no transfers between Levels 1 and 2 for the years ended December 31, 2020 and 2019.

The reconciliations for financial assets measured at Level 3 were listed below:

2020

Financial Assets	Measured at Fair Value through Profit or Loss	Measured at Fair Value through Other Comprehensive Income	Total
Balance on January 1, 2020	$778,105	$4,534,899	$5,313,004
Reclassified from investments accounted for using equity method	—	1,282	1,282
Recognized in profit or loss under “Other gains and losses”	(100,903)	—	(100,903)
Recognized in other comprehensive income under “Unrealized gain or loss on financial assets at fair value through other comprehensive income”	—	(243,003)	(243,003)

Balance on December 31, 2020	$677,202	$4,293,178	$4,970,380

Unrealized loss in 2020	$(100,903)

2019

Financial Assets	Measured at Fair Value through Profit or Loss	Measured at Fair Value through Other Comprehensive Income	Total
Balance on January 1, 2019	$517,362	$3,633,210	$4,150,572
Acquisition	300,000	—	300,000
Recognized in profit or loss under “Other gains and losses”	(39,257)	—	(39,257)
Recognized in other comprehensive income under “Unrealized gain or loss on financial assets at fair value through other comprehensive income”	—	910,856	910,856
Proceed from return of investments	—	(9,167)	(9,167)

Balance on December 31, 2019	$778,105	$4,534,899	$5,313,004

Unrealized loss in 2019	$(39,257)

The fair values of financial assets and financial liabilities of Level 2 are determined as follows:

1)	The fair values of financial assets and financial liabilities with standard terms and conditions and traded in active markets are determined with reference to quoted market prices.

2)

For derivatives, fair values are estimated using discounted cash flow model. Future cash flows are estimated based on observable inputs including forward exchange rates at the end of the reporting periods and the forward and spot exchange rates stated in the contracts, discounted at a rate that reflects the credit risk of various counterparties.

The fair values of non-listed domestic and foreign equity investments were Level 3 financial assets, and determined using the market approach by reference the Price-to-Book ratios (P/B ratios) of peer companies that traded in active market or using assets approach. The significant unobservable inputs used were listed in the table below. A decrease in discount for the lack of marketability or noncontrolling interests discount would result in increases in the fair values.

	December 31
	2020	2019
Discount for lack of marketability	20%	20%
Noncontrolling interests discount	25%	25%

If the inputs to the valuation model were changed to reflect reasonably possible alternative assumptions while all the other variables were held constant, the fair values of equity investments would increase as below table. When related discounts increase, the fair value of equity investments would be the negative amount of the same amount.

	December 31
	2020	2019
Discount for lack of marketability
5% decrease	$310,649	$332,063

Noncontrolling interests discount
5% decrease	$46,906	$53,585

Categories of Financial Instruments

	December 31
	2020	2019
Financial assets
Measured at FVTPL
Mandatorily measured at FVTPL	$679,473	$778,105
Hedging financial assets	1,752	327
Financial assets at amortized cost (Note a)	44,806,233	55,772,774
Financial assets at FVOCI	6,903,679	6,923,315
Financial liabilities
Measured at FVTPL
Held for trading	—	228
Measured at amortized cost (Note b)	58,305,555	30,394,827

Note a:	The balances included cash and cash equivalents, trade notes and accounts receivable, receivables from related parties, other current monetary assets and refundable deposits (classified as other noncurrent assets), which were financial assets measured at amortized cost.
Note b:	The balances included short-term bills payable, trade notes and accounts payable, payables to related parties, partial other payables, customers’ deposits and bonds payable which were financial liabilities carried at amortized cost.

Financial Risk Management Objectives

The main financial instruments of the Company include equity investments, trade notes and accounts receivable, trade notes and accounts payable, lease liabilities, short-term bills payable and bonds payable. The Company’s Finance Department provides services to its business units, co-ordinates access to domestic and international capital markets, monitors and manages the financial risks relating to the operations of the Company through internal risk reports which analyze exposures by degree and magnitude of risks. These risks include market risk (including foreign currency risk, interest rate risk and other price risk), credit risk, and liquidity risk.

The Company seeks to minimize the effects of these risks by using derivative financial instruments to hedge risk exposures. The use of financial derivatives is governed by the Company’s policies approved by the Board of Directors. Those derivatives are used to hedge the risks of exchange rate fluctuation arising from operating or investment activities. Compliance with policies and risk exposure limits is reviewed by the Company’s Finance Department on a continuous basis. The Company does not enter into or trade financial instruments, including derivative financial instruments, for speculative purposes.

The Company reports the significant risk exposures and related action plans timely and actively to the audit committee and if needed to the Board of Directors.

a.	Market risk

The Company is exposed to market risks of changes in foreign currency exchange rates and interest rates. The Company uses forward exchange contracts to hedge the exchange rate risk arising from assets and liabilities denominated in foreign currencies.

There were no changes to the Company’s exposure to market risks or the manner in which these risks are managed and measured.

1)	Foreign currency risk

The carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities at the balance sheet dates were as follows:

	December 31
	2020	2019
Assets
USD	$697,597	$3,398,099
EUR	11,883	10,618
SGD	62	69
JPY	482	539
HKD	68,707	186

(Continued)

	December 31
	2020	2019
Liabilities
USD	$503,192	$3,772,682
EUR	954,040	206,447
SGD	1,046,395	1,260,190
JPY	7,483	6,271
HKD	7,559	14,185

(Concluded)

The carrying amounts of the Company’s derivatives with exchange rate risk exposures at the balance sheet dates were as follows:

	December 31
	2020	2019
Assets
EUR	$3,902	$327
USD	121	—
Liabilities
EUR	—	228

Foreign currency sensitivity analysis

The Company is mainly exposed to the fluctuations of the currencies USD, EUR, SGD, JPY and HKD as listed above.

The following table details the Company’s sensitivity to a 5% increase and decrease in the functional currency against the relevant foreign currencies. 5% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible changes in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and forward exchange contracts. A positive number below indicates an increase in pre-tax profit or equity where the functional currency weakens 5% against the relevant currency.

	Year Ended December 31
	2020	2019
Profit or loss
Monetary assets and liabilities (a)
USD	$9,720	$(18,729)
EUR	(47,108)	(9,791)
SGD	(52,317)	(63,006)
JPY	(350)	(287)
HKD	3,057	(700)
Derivatives (b)
EUR	2,627	2,519
USD	(18,512)	—
Equity
Derivatives (c)
EUR	10,210	4,195

a)	This is mainly attributable to the exposure to foreign currency denominated receivables and payables of the Company outstanding at the balance sheet dates.

b)	This is mainly attributable to forward exchange contracts.

c)	This is mainly attributable to the changes in the fair value of derivatives that are designated as cash flow hedges.

For a 5% strengthening of the functional currency against the relevant currencies, there would be an equal and opposite effect on the pre-tax profit or equity for the amounts shown above.

2)	Interest rate risk

The carrying amounts of the Company’s exposures to interest rates on financial assets and financial liabilities at the balance sheet dates were as follows:

	December 31
	2020	2019
Fair value interest rate risk
Financial assets	$16,006,853	$23,072,032
Financial liabilities	35,600,117	8,695,214
Cash flow interest rate risk
Financial assets	2,855,144	2,414,392

Interest rate sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to interest rates for non-derivative instruments at the end of the reporting period. A 25 basis point increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

If interest rates had been 25 basis points higher/lower and all other variables were held constant, the Company’s pre-tax income would increase/decrease by $7,138 thousand and $6,036 thousand for the years ended December 31, 2020 and 2019, respectively. This is mainly attributable to the Company’s exposure to floating interest rates on its financial assets.

3)	Other price risk

The Company is exposed to equity price risks arising from holding other company’s equity. Equity investments are held for strategic rather than trading purposes. The management managed the risk through holding various risk portfolios. Further, the Company assigned finance and investment departments to monitor the price risk.

Equity price sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to equity price risks at the end of the reporting period.

If equity prices had been 5% higher/lower, pre-tax profit and pre-tax other comprehensive income for the year ended December 31, 2020 would have increased/decreased by $33,860 thousand and $345,184 thousand as a result of the changes in fair value of financial assets at FVTPL and financial assets at FVOCI, respectively. If equity prices had been 5% higher/lower, pre-tax profit and pre-tax other comprehensive income for the year ended December 31, 2019 would have increased/decreased by $38,905 thousand and $346,166 thousand as a result of the changes in fair value of financial assets at FVTPL and financial assets at FVOCI, respectively.

b.	Credit risk

Credit risk refers to the risk that a counterparty would default on its contractual obligations resulting in financial loss to the Company. The maximum credit exposure of the aforementioned financial instruments is equal to their carrying amounts recognized in the balance sheet as of the balance sheet date.

The Company has large trade receivables outstanding with its customers. A substantial majority of the Company’s outstanding trade receivables are not covered by collateral or credit insurance. The Company has implemented ongoing measures including enhancing credit assessments and strengthening overall risk management to reduce its credit risk. While the Company has procedures to monitor and limit exposure to credit risk on trade receivables, there can be no assurance such procedures will effectively limit its credit risk and avoid losses. This risk is heightened during periods when economic conditions worsen.

As the Company serves a large number of unrelated consumers, the concentration of credit risk was limited.

c.	Liquidity risk

The Company manages and maintains sufficient cash and cash equivalent position to support the operations and reduce the impact on fluctuation of cash flow.

1)	Liquidity and interest risk tables

The following tables detailed the Company’s remaining contractual maturity for its non-derivative financial liabilities with agreed repayment periods. The tables had been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Company is required to pay.

	Weighted Average Effective Interest Rate (%)	Less than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	More than 5 Years	Total
December 31, 2020
Non-derivative financial liabilities
Non-interest bearing	—	$33,632,660	$—	$2,020,848	$4,722,280	$—	$40,375,788
Fixed interest rate instruments	0.50	7,000,000	—	—	8,800,000	11,200,000	27,000,000

		$40,632,660	$—	$2,020,848	$13,522,280	$11,200,000	$67,375,788

Information about the maturity analysis for lease liabilities was as follows:

	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
Lease liabilities	$2,946,519	$3,799,518	$1,603,147	$391,240	$8,740,424

	Weighted Average Effective Interest Rate (%)	Less than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	More than 5 Years	Total
December 31, 2019
Non-derivative financial liabilities
Non-interest bearing	—	$32,737,082	$—	$2,249,737	$4,653,517	$—	$39,640,336

Information about the maturity analysis for lease liabilities was as follows:

	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
Lease liabilities	$2,948,276	$3,815,757	$1,456,469	$614,828	$8,835,330

The following table detailed the Company’s liquidity analysis for its derivative financial instruments. The table had been drawn up based on the undiscounted gross inflows and outflows on those derivatives that require gross settlement.

	Less than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	Total
December 31, 2020
Gross settled
Forward exchange contracts
Inflow	$—	$620,579	$—	$—	$620,579
Outflow	—	616,556	—	—	616,556

	$—	$4,023	$—	$—	$4,023

December 31, 2019
Gross settled
Forward exchange contracts
Inflow	$—	$135,075	$—	$—	$135,075
Outflow	—	134,976	—	—	134,976

	$—	$99	$—	$—	$99

2)	Financing facilities

	December 31
	2020	2019
Facilities of unsecured bank loan and commercial paper payable
Amount used	$7,000,000	$—
Amount unused	53,000,000	40,000,000

	$60,000,000	$40,000,000

34.	RELATED PARTIES TRANSACTIONS

The ROC Government, one of the Company’s customers, has significant equity interest in the Company. The Company provides fixed-line services, wireless services, internet and data and other services to the various departments and institutions of the ROC Government in the normal course of business and at arm’s-length prices. Except for those disclosed in other notes or this note, the transactions with the ROC government bodies have not been disclosed because the transactions are not individually or collectively significant. However, the related revenues and operating costs have been appropriately recorded.

a.	The Company engages in business transactions with the following related parties:

Company	Relationship
Senao International Co., Ltd. (“SENAO”)	Subsidiary
Light Era Development Co., Ltd. (“LED”)	Subsidiary
Donghwa Telecom Co., Ltd.	Subsidiary
Chunghwa Telecom Singapore Pte., Ltd. (“CHTS”)	Subsidiary
Chunghwa System Integration Co., Ltd. (“CHSI”)	Subsidiary
Chunghwa Investment Co., Ltd. (“CHI”)	Subsidiary
CHIEF Telecom, Inc. (“CHIEF”)	Subsidiary
CHYP Multimedia Marketing & Communications Co., Ltd. (“CHYP”)	Subsidiary
Prime Asia Investments Group Ltd. (B.V.I.) (“Prime Asia”)	Subsidiary
Spring House Entertainment Tech. Inc. (“SHE”)	Subsidiary
Chunghwa Telecom Global, Inc.	Subsidiary
Chunghwa Telecom Vietnam Co., Ltd.	Subsidiary
Smartfun Digital Co., Ltd.	Subsidiary
Chunghwa Telecom Japan Co., Ltd.	Subsidiary
Chunghwa Sochamp Technology Inc.	Subsidiary
Honghwa International Co., Ltd.	Subsidiary
Chunghwa Leading Photonics Tech. Co., Ltd. (“CLPT”)	Subsidiary
Chunghwa Telecom (Thailand) Co., Ltd. (“CHTT”)	Subsidiary
CHT Security Co., Ltd.(“CHTSC”)	Subsidiary
International Integrated Systems, Inc. (“IISI”)	Subsidiary (Note 1)
Senao International (Samoa) Holding Ltd. (“SIS”)	Subsidiary of SENAO
Youth Co., Ltd.	Subsidiary of SENAO
Aval Technologies Co., Ltd.	Subsidiary of SENAO
ISPOT Co., Ltd.	Subsidiary of SENAO
Youyi Co., Ltd.	Subsidiary of SENAO
Senyoung Insurance Agent Co., Ltd.	Subsidiary of SENAO
Senaolife Insurance Agent Co., Ltd.	Subsidiary of SENAO
Wiin Technologies Co., Ltd.(“Wiin”)	Subsidiary of SENAO
Unigate Telecom Inc.	Subsidiary of CHIEF
Chief International Corp.	Subsidiary of CHIEF
Shanghai Chief Telecom Co., Ltd.	Subsidiary of CHIEF
Chunghwa Precision Test Tech. Co., Ltd. (“CHPT”)	Subsidiary of CHI
Chunghwa Precision Test Tech. USA Corporation	Subsidiary of CHPT
CHPT Japan Co., Ltd.	Subsidiary of CHPT
Chunghwa Precision Test Tech. International, Ltd. (“CHPT (International)”)	Subsidiary of CHPT
Senao International HK Limited (“SIHK”)	Subsidiary of SIS
Senao Trading (Fujian) Co., Ltd.	Subsidiary of SIHK
Senao International Trading (Shanghai) Co., Ltd.	Subsidiary of SIHK
Senao International Trading (Jiangsu) Co., Ltd.	Subsidiary of SIHK
Chunghwa Hsingta Co., Ltd. (“CHC”)	Subsidiary of Prime Asia
Chunghwa Telecom (China) Co., Ltd.	Subsidiary of CHC
Shanghai Taihua Electronic Technology Limited (“STET”)	Subsidiary of CHPT (International)
Su Zhou Precision Test Tech. Ltd.	Subsidiary of CHPT (International)

(Continued)

Company	Relationship
Taoyuan Asia Silicon Valley Innovation Co, Ltd.	Subsidiary of LED
Infoexplorer International Co., Ltd. (“IESA”)	Subsidiary of IISI
IISI Investment Co., Ltd. (“IICL”)	Subsidiary of IISI
Unitronics Technology Corp.	Subsidiary of IISI
International Integrated Systems (Hong Kong) Limited	Subsidiary of IESA
Leading Tech Co., Ltd. (“LTCL”)	Subsidiary of IICL
Leading Systems Co., Ltd. (“LSCL”)	Subsidiary of LTCL
International Integrated Systems Inc. (Shanghai) (“IISS”)	Subsidiary of LSCL
Huiyu Shanghai Management Consultancy Co., Ltd. (“HSMC”)	Subsidiary of IISS
Taiwan International Standard Electronics Co., Ltd.	Associate
So-net Entertainment Taiwan Limited	Associate
KKBOX Taiwan Co., Ltd.	Associate
KingwayTek Technology Co., Ltd.	Associate
UUPON Inc.	Associate (Note 2)
Viettel-CHT Co., Ltd.	Associate
Alliance Digital Tech Co., Ltd.	Associate
Taiwan International Ports Logistics Corporation	Associate
Chunghwa PChome Fund I Co., Ltd.	Associate
Cornerstone Ventures Co., Ltd.	Associate
Next Commercial Bank Co., Ltd. (“NCB”)	Associate
Chunghwa SEA Holdings	Joint venture
Click Force Co., Ltd.	Associate of CHYP
ST-2 Satellite Ventures Pte., Ltd.	Associate of CHTS
Other related parties
Chunghwa Telecom Foundation	A nonprofit organization of which the funds donated by the Company exceeds one third of its total funds
Chunghwa Post Co., Ltd.	Government-related entity as Chunghwa Telecom

(Concluded)

Note 1:	IISI was an associate and has become a subsidiary starting from July 1, 2020. Please refer to Note 13.

Note 2:	UUPON was previously an associate. As the Company did not participate in the capital increase of UUPON in October 2020; therefore, the Company lost its significant influence over UUPON. Since then, UUPON was no longer a related party of the Company. Please refer to Note 13.

b.

Terms of the foregoing transactions with related parties were not significantly different from transactions with non-related parties. When no similar transactions with non-related parties can be referenced, terms were determined in accordance with mutual agreements. Details of transactions between the Company and other related parties are disclosed below:

1)	Operating transactions

	Revenues
	Year Ended December 31
	2020	2019
Subsidiaries	$4,460,961	$3,587,663
Associates	1,385,767	201,078
Others	3,480	3,728

	$5,850,208	$3,792,469

	Operating Costs and Expenses
	Year Ended December 31
	2020	2019
Subsidiaries	$9,164,958	$9,070,165
Associates	708,563	924,410
Others	51,700	57,700

	$9,925,221	$10,052,275

2)	Non-operating transactions

	Non-operating Income and (Expenses)
	Year Ended December 31
	2020	2019
Subsidiaries	$825	$13,091
Associates	(8,895)	257

	$(8,070)	$13,348

3)	Receivables

	December 31
	2020	2019
Subsidiaries	$1,135,699	$781,356
Associates	204,845	4,209
Others	6	5

	$1,340,550	$785,570

4)	Contract liabilities-current

	December 31
	2020	2019
Associates	$182,857	$—

5)	Payables

	December 31
	2020	2019
Subsidiaries	$2,743,831	$3,021,896
Associates	636,657	641,817

	$3,380,488	$3,663,713

6)	Customers’ deposits

	December 31
	2020	2019
Subsidiaries	$30,729	$10,477
Associates	2,066	5,035

	$32,795	$15,512

7)	Acquisition of property, plant and equipment

	Year Ended December 31
	2020	2019
Subsidiaries	$515,718	$874,373
Associates	375,469	241,626

	$891,187	$1,115,999

8)	Disposal of property, plant and equipment and investment properties to Chunghwa Post Co., Ltd.

	Proceeds		Gain on Disposal
	Year Ended December 31		Year Ended December 31
	2020	2019	2020	2019
Others	$385,760	$—	$310,205	$—

9)	Lease-in agreements

Chunghwa entered into a contract with ST-2 Satellite Ventures Pte., Ltd. on March 12, 2010 to lease capacity on the ST-2 satellite. This lease term is for 15 years which should start from the official operation of ST-2 satellite and the total contract value is approximately $6,000,000 thousand (SGD$260,723 thousand), including a prepayment of $3,067,711 thousand at the inception of the lease, and the rest of amount should be paid annually when ST-2 satellite starts its official operation. ST-2 satellite was launched in May 2011, and began its official operation in August 2011.

The lease liabilities of ST-2 Satellite Ventures Pte., Ltd. as of balance sheet dates were as follows:

	December 31	December 31
	2020	2019
Lease liabilities - current	$182,187	$188,271
Lease liabilities - noncurrent	816,610	1,023,889

	$998,797	$1,212,160

The interest expense recognized for the aforementioned lease liabilities were $8,895 thousand and $10,887 thousand for the years ended December 31, 2020 and 2019, respectively.

c.	Compensation of key management personnel

The compensation of directors and key management personnel was as follows:

	Year Ended December 31
	2020	2019
Short-term employee benefits	$67,048	$66,341
Post-employment benefits	4,613	5,578

	$71,661	$71,919

The compensation of directors and key management personnel was mainly determined by the compensation committee having regard to the performances.

35.	SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS

Except for those disclosed in other notes, the Company’s significant commitments and contingent liabilities as of December 31, 2020 were as follows:

a.	Acquisitions of telecommunications-related inventory and equipment of $25,567,736 thousand.

b.

A commitment to contribute $2,000,000 thousand to a Piping Fund administered by the Taipei City Government, of which $1,000,000 thousand was contributed by the Company on August 15, 1996 (classified as other monetary assets - noncurrent). If the fund is not sufficient, the Company will contribute the remaining $1,000,000 thousand upon notification from the Taipei City Government.

c.

The Company committed that when its ownership interest in NCB is greater than 25% and NCB encounters financial difficulty or the capital adequacy ratio of NCB cannot meet the related regulation requirements, the Company will provide financial support to assist NCB in maintaining a healthy financial condition.

36.	OTHER MATTERS

The Company has assessed the economic impact of COVID-19 and determined that there were no significant impacts on the Company’s financial statements as of the date the financial statements were authorized for issue. The Company will continue to monitor developments of the pandemic and assess the related impacts.

37.	SIGNIFICANT ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

The information of significant assets and liabilities denominated in foreign currencies was as follows:

	December 31, 2020
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Assets denominated in foreign currencies
Monetary items
USD	$24,494	28.48	$697,597
EUR	339	35.02	11,883
SGD	3	21.56	62
JPY	1,744	0.276	482
HKD	18,706	3.673	68,707
Non-monetary items
Investments accounted for using equity method
USD	49,724	28.48	1,416,152
HKD	404,643	3.673	1,486,252
JPY	326,093	0.276	90,099
VND	409,377,361	0.0011	454,409
RMB	37,268	4.377	163,121
THB	115,281	0.9556	110,163
Liabilities denominated in foreign currencies
Monetary items
USD	17,668	28.48	503,192
EUR	27,243	35.02	954,040
SGD	48,534	21.56	1,046,395
JPY	27,083	0.276	7,483
HKD	2,058	3.673	7,559

	December 31, 2019
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Assets denominated in foreign currencies
Monetary items
USD	$113,346	29.98	$3,398,099
EUR	316	33.59	10,618
SGD	3	22.28	69
JPY	1,954	0.276	539
HKD	48	3.849	186
Non-monetary items
Investments accounted for using equity method
USD	42,782	29.98	1,282,608
HKD	422,835	3.849	1,627,491
JPY	277,417	0.276	76,567

(Continued)

	December 31, 2019
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
VND	$354,492,164	0.0012	$414,756
RMB	42,506	4.31	182,989
THB	113,123	1.0098	114,231
Liabilities denominated in foreign currencies
Monetary items
USD	125,840	29.98	3,772,682
EUR	6,146	33.59	206,447
SGD	56,561	22.28	1,260,190
JPY	22,720	0.276	6,271
HKD	3,685	3.849	14,185

(Concluded)

The unrealized foreign currency exchange gains and losses were loss of $15,703 thousand and gain of $8,315 thousand for the years ended December 31, 2020 and 2019, respectively. Due to the various foreign currency transactions of the Company, foreign exchange gains and losses cannot be disclosed by the respective significant foreign currency.

38.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the FSC for the Company:

a.	Financing provided: None.

b.	Endorsement/guarantee provided: Please see Table 1.

c.	Marketable securities held (excluding investments in subsidiaries, associates and joint ventures): Please see Table 2.

d.	Marketable securities acquired or disposed of at costs or prices at least $300 million or 20% of the paid-in capital: Please see Table 3.

e.	Acquisition of individual real estate at costs of at least $300 million or 20% of the paid-in capital: Please see Table 4.

f.	Disposal of individual real estate at prices of at least $300 million or 20% of the paid-in capital: Please see Table 5.

g.	Total purchases from or sales to related parties amounting to at least $100 million or 20% of the paid-in capital: Please see Table 6.

h.	Receivables from related parties amounting to $100 million or 20% of the paid-in capital: Please see Table 7.

i.	Names, locations, and other information of investees on which the Company exercises significant influence (excluding investment in Mainland China): Please see Table 8.

j.	Derivative instruments transactions: Please see Notes 7, 19 and 33.

k.	Investment in Mainland China: Please see Table 9.

l.	Information of main stakeholders: Please see Table 10.

39.	SEGMENT INFORMATION

The Company has the following reportable segments that provide different products or services. The reportable segments are managed separately because each segment represents a strategic business unit that serves different markets. Segment information is provided to the CEO who allocates resources and assesses segment performance. The Company’s measure of segment performance is mainly based on revenues and income before income tax. The Company’s reportable segments are as follows:

a.	Domestic fixed communications business - the provision of local telephone services, domestic long distance telephone services, broadband access, and related services;

b.	Mobile communications business - the provision of mobile services, sales of mobile handsets and data cards, and related services;

c.	Internet business - the provision of HiNet services and related services;

d.	International fixed communications business - the provision of international long distance telephone services and related services;

e.	Others - the provision of non-telecom services and the corporate related items not allocated to reportable segments.

Some operating segments have been aggregated into a single operating segment taking into account the following factors: (a) similar economic characteristics such as long-term gross profit margins; (b) the nature of the telecommunications products and services are similar; (c) the nature of production processes of the telecommunications products and services are similar; (d) the type or class of customer for the telecommunications products and services are similar; and (e) the methods used to provide the services to the customers are similar.

The accounting policies of the operating segments are the same as those described in Note 3.

Segment Revenues and Operating Results

Analysis by reportable segment of revenues and operating results of continuing operations are as follows:

	Domestic Fixed Communications Business	Mobile Communications Business	Internet Business	International Fixed Communications Business	Others	Total
Year ended December 31, 2020
Revenues
From external customers	$69,787,891	$72,132,979	$29,623,809	$6,841,292	$236,856	$178,622,827
Intersegment revenues	15,610,387	1,009,495	3,489,556	1,675,274	19,371	21,804,083

Segment revenues	$85,398,278	$73,142,474	$33,113,365	$8,516,566	$256,227	200,426,910

Intersegment elimination						(21,804,083)

Revenues						$178,622,827

Segments operating costs and expenses	$63,452,258	$52,242,328	$14,043,381	$6,843,254	$4,116,236	$140,697,457

Segment income (loss) before income tax	$22,504,443	$8,568,040	$12,204,370	$674,697	$(3,068,121)	$40,883,429

(Continued)

	Domestic Fixed Communications Business	Mobile Communications Business	Internet Business	International Fixed Communications Business	Others	Total
Year ended December 31, 2019
Revenues
From external customers	$66,027,403	$74,880,047	$27,889,068	$10,282,592	$242,728	$179,321,838
Intersegment revenues	15,868,086	1,157,136	3,670,450	1,690,231	12,275	22,398,178

Segment revenues	$81,895,489	$76,037,183	$31,559,518	$11,972,823	$255,003	201,720,016

Intersegment elimination						(22,398,178)

Revenues						$179,321,838

Segments operating costs and expenses	$59,888,575	$53,854,703	$13,057,785	$10,154,672	$4,003,655	$140,959,390

Segment income (loss) before income tax	$20,795,017	$9,644,680	$11,561,837	$610,811	$(2,349,753)	$40,262,592

(Concluded)

Other Segment Information

Other information reviewed by the chief operating decision maker or regularly provided to the chief operating decision maker was as follows:

	Domestic Fixed Communications Business	Mobile Communications Business	Internet Business	International Fixed Communications Business	Others	Total
Year ended December 31, 2020
Share of profits of subsidiaries, associates and joint ventures accounted for using equity method	$—	$—	$—	$—	$1,216,137	$1,216,137

Interest income	$13,151	$252	$1,283	$1,368	$36,835	$52,889

Interest expenses	$6,060	$45,355	$892	$9,059	$110,292	$171,658

Depreciation and amortization	$14,249,950	$22,046,689	$2,680,473	$1,298,905	$307,397	$40,583,414

Capital expenditure	$11,482,779	$8,813,389	$1,319,687	$685,941	$438,816	$22,740,612

Gain on disposal of property, plant and equipment	$1,435,864	$—	$—	$—	$—	$1,435,864

Gain on disposal of investment properties	$151,357	$—	$—	$—	$—	$151,357

Reversal of impairment loss on investment properties	$27,066	$—	$—	$—	$—	$27,066

Year ended December 31, 2019

Share of profits of subsidiaries, associates and joint ventures accounted for using equity method	$—	$—	$—	$—	$1,440,326	$1,440,326

Interest income	$15,156	$429	$1,305	$3,384	$136,825	$157,099

Interest expenses	$5,076	$44,058	$1,638	$10,927	$174	$61,873

Depreciation and amortization	$14,841,890	$20,924,992	$2,915,995	$1,389,964	$218,524	$40,291,365

Capital expenditure	$12,070,922	$7,755,829	$1,263,403	$982,893	$354,026	$22,427,073

Reversal of impairment loss on investment properties	$56,617	$—	$—	$—	$—	$56,617

Impairment loss on other assets	$13,191	$—	$13,191	$—	$17,589	$43,971

Main Products and Service Revenues

	Year Ended December 31
	2020	2019
Mobile services revenue	$60,396,292	$62,808,959
Local telephone and domestic long distance telephone services revenue	26,495,555	27,949,534
Broadband access and domestic leased line services revenue	22,500,492	22,180,256
Data Communications internet services revenue	20,017,339	19,637,375
Sale of products	13,310,782	13,609,662
International network and leased line services revenue	3,367,177	6,513,830
Others	32,535,190	26,622,222

	$178,622,827	$179,321,838

Geographic Information

The users of the Company’s services are mainly from Taiwan, ROC. The revenues it derived outside Taiwan are mainly revenues from international long distance telephone and leased line services. The geographic information for revenues was as follows:

	Year Ended December 31
	2020	2019
Taiwan, ROC	$175,571,237	$172,531,947
Overseas	3,051,590	6,789,891

	$178,622,827	$179,321,838

The Company does not have material noncurrent assets in foreign operations.

Major Customers

As of December 31, 2020 and 2019, the Company did not have any single customer whose revenue exceeded 10% of the total revenues.

TABLE 1

CHUNGHWA TELECOM CO., LTD.

ENDORSEMENTS/GUARANTEES PROVIDED

YEAR ENDED DECEMBER 31, 2020

(Amounts in Thousands of New Taiwan Dollars)

No. (Note 1)	Endorsement/ Guarantee Provider	Guaranteed Party		Limits on Endorsement/ Guarantee Amount Provided to Each Guaranteed Party	Maximum Balance for the Period	Ending Balance	Actual Borrowing Amount	Amount of Endorsement/ Guarantee Collateralized by Properties	Ratio of Accumulated Endorsement/ Guarantee to Net Equity Per Latest Financial Statements	Maximum Endorsement/ Guarantee Amount Allowable	Endorsement/ Guarantee Given by Parent on Behalf of Subsidiaries	Endorsement/ Guarantee Given by Subsidiaries on Behalf of Parent	Endorsement/ Guarantee Given on Behalf of Companies in Mainland China	Note
		Name	Nature of Relationship (Note 2)
1	Senao International Co., Ltd.	Aval Technologies Co., Ltd.	b	$591,338	$300,000	$300,000	$300,000	$—	5.07	$2,956,690	Yes	No	No	Notes 3 and 4
		Wiin Technology Co., Ltd.	b	591,338	100,000	100,000	100,000	—	1.69	2,956,690	Yes	No	No	Notes 3 and 4

Note 1:	Significant transactions between the Company and its subsidiaries or among subsidiaries are numbered as follows:

a.	“0” for the Company.
b.	Subsidiaries are numbered from “1”.

Note 2:	Relationships between the endorsement/guarantee provider and the guaranteed party:

a.	A company with which it does business.
b.	A company in which the Company directly and indirectly holds more than 50 percent of the voting shares.
c.	A company that directly and indirectly holds more than 50 percent of the voting shares in the Company.
d.	Companies in which the Company holds, directly or indirectly, 90% or more of the voting shares.
e.

The Company fulfills its contractual obligations by providing mutual endorsements/guarantees for another company in the same industry or for joint builders for purposes of undertaking a construction project.

f.	All capital contributing shareholders make endorsements/guarantees for their jointly invested company in proportion to their shareholding percentages.
g.

Companies in the same industry provide among themselves jointly and severally guarantee for a performance guarantee of a sales contract for pre-construction homes pursuant to the Consumer Protection Act for each other.

Note 3:	The limits on endorsement or guarantee amount provided to each guaranteed party is up to 10% of the net assets value of the latest financial statements of Senao International Co., Ltd.

Note 4:	The total amount of endorsement or guarantee that the Company is allowed to provide is up to 50% of the net assets value of the latest financial statements of Senao International Co., Ltd.

TABLE 2

CHUNGHWA TELECOM CO., LTD.

MARKETABLE SECURITIES HELD

DECEMBER 31, 2020

(Amounts in Thousands of New Taiwan Dollars)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	DECEMBER 31, 2020				Note
				Shares (Thousands/ Thousand Units)	Carrying Value (Note 1)	Percentage of Ownership	Fair Value
Chunghwa Telecom Co., Ltd.	Stocks
	Taipei Financial Center Corp.	—	Financial assets at FVOCI	172,927	$4,163,227	12	$4,163,227	—
	Innovation Works Development Fund, L.P.	—	Financial assets at FVTPL - noncurrent	—	236,107	4	236,107	—
	Industrial Bank of Taiwan II Venture Capital Co., Ltd. (IBT II)	—	Financial assets at FVOCI	5,252	17,084	17	17,084	—
	Global Mobile Corp.	—	Financial assets at FVOCI	7,617	—	3	—	—
	Innovation Works Limited	—	Financial assets at FVOCI	1,000	3,698	2	3,698	—
	RPTI Intergroup International Ltd.	—	Financial assets at FVOCI	4,765	—	10	—	—
	Taiwan mobile payment Co., Ltd.	—	Financial assets at FVOCI	1,200	4,324	2	4,324	—
	Taiwania Capital Buffalo Fund Co., Ltd.	—	Financial assets at FVTPL - noncurrent	600,000	441,095	13	441,095	—
	China Airlines, Ltd.	—	Financial assets at FVOCI	216,639	2,610,501	4	2,610,501	Note 2
	4 Gamers Entertainment Inc.	—	Financial assets at FVOCI	136	103,556	19.9	103,556	—
	UUPON Inc.	—	Financial assets at FVOCI	246	1,289	4	1,289	—
Senao International Co., Ltd.	Stocks
	N.T.U. Innovation Incubation Corporation	—	Financial assets at FVOCI	1,200	9,444	9	9,444	—
	UUPON Inc.	—	Financial assets at FVOCI	109	573	2	573	—
CHIEF Telecom Inc.	Stocks
	3 Link Information Service Co., Ltd.	—	Financial assets at FVOCI	374	1,220	10	1,220	—
	WPG Holdings Limited	—	Financial assets at FVTPL - current	9	448	—	448	Note 2
	WPG Holdings Limited	—	Financial assets at FVOCI	1,736	86,974	—	86,974	Note 2
	Taichung Commercial Bank Co., Ltd.	—	Financial assets at FVTPL - current	662	7,178	—	7,178	Note 2
Chunghwa Investment Co., Ltd.	Stocks
	Tatung Technology Inc.	—	Financial assets at FVOCI	4,571	127,431	11	127,431	—
	iSing99 Inc.	—	Financial assets at FVOCI	10,000	—	7	—	—
	Powtec ElectroChemical Corporation	—	Financial assets at FVOCI	20,000	—	2	—	—
	Bossdom Digiinnovation Co., Ltd.	—	Financial assets at FVOCI	2,000	56,700	7	56,700	Note 2
Chunghwa Hsingta Co., Ltd.	Stocks
	Cotech Engineering Fuzhou Corp.	—	Financial assets at FVOCI	—	7,153	5	7,153	—

Note 1:     Showed at carrying amounts with fair value adjustments.

Note 2:     Fair value was based on the closing price on December 31, 2020.

TABLE 3

CHUNGHWA TELECOM CO., LTD.

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$300 MILLION OR 20% OF THE PAID-IN CAPITAL

YEAR ENDED DECEMBER 31, 2020

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter- party	Nature of Relationship	Beginning Balance		Acquisition		Disposal				Ending Balance
					Shares (Thousands/ Thousand Units)	Amount	Shares (Thousands/ Thousand Units)	Amount	Shares (Thousands/ Thousand Units)	Amount	Carrying Value	Gain on Disposal	Shares (Thousands/ Thousand Units)	Amount
Chunghwa Telecom Co., Ltd.	Stocks
	China Airlines, Ltd.	Financial assets at FVOCI	—	—	263,622	$3,092,287 (Note)	—	$—	46,983	$567,797	$551,111 (Note)	$16,686	216,639	$2,541,176 (Note)

Note:	Showing at their original investment amounts without adjustments for fair values.

TABLE 4

CHUNGHWA TELECOM CO., LTD.

ACQUISITION OF INDIVIDUAL REAL ESTATE AT COSTS OF AT LEAST $300 MILLION OR 20% OF THE PAID-IN CAPITAL

YEAR ENDED DECEMBER 31, 2020

(Amounts in Thousands of New Taiwan Dollars)

Buyer	Property	Event Date	Transaction Amount	Payment Status	Counterparty	Relationship	Information on Previous Title Transfer If Counterparty is a Related Party				Pricing Reference	Purpose of Acquisition	Other Terms
							Property Owner	Relationship	Transaction Date	Amount
Chunghwa Telecom Co., Ltd.	Land that specific office building is located on	2020.05.06	$3,243,689	$1,056,680 to be paid	MOTC	Major Shareholder	None	None	None	None	Assessed value from National Property Administration	Operating purpose	—
	Buildings	2020.10.06	1,305,067	Not applicable (Note)	Kindom Development Co., Ltd	—	Not applicable	Not applicable	Not applicable	Not applicable	Assessed value from real estate appraisal report	Leasing purpose	—
Chunghwa Precision Test Tech. Co., Ltd.	Electrical and mechanical engineering and fit-out constructions for buildings	2020.07.03- 2020.10.05	173,120	Monthly settlement based on the construction progress and acceptance	Fu Tsu Construction Co., Ltd.	—	Not applicable	Not applicable	Not applicable	Not applicable	Bidding, price comparison and price negotiation	Manufacturing purpose	—

Note:	This is the urban renewal project for the asset exchange transaction for trade-in buildings. Please refer to Note14 for details.

TABLE 5

CHUNGHWA TELECOM CO., LTD.

DISPOSAL OF INDIVIDUAL REAL ESTATE AT PRICES OF AT LEAST NT$300 MILLION OR 20% OF THE PAID-IN CAPITAL

YEAR ENDED DECEMBER 31, 2020

(Amounts in Thousands of New Taiwan Dollars)

Seller	Property	Event Date	Original Acquisition Date	Carrying Amount	Transaction Amount	Collection	Gain on Disposal	Counterparty	Relationship	Purpose of Disposal	Price Reference	Other Terms
Chunghwa Telecom Co., Ltd.	Land	2020.08.05	2017.12.20, 2004.07.07 and 2004.12.16	$75,555	$385,760	Collected	$310,205	Chunghwa Post Co., Ltd	Others	Asset activation	Real estate appraisal report	—
	Land	2020.10.06	2000.07.24	37,087	1,305,067	Not applicable (Note)	1,267,980	Kindom Development Co., Ltd.	—	Participation in. government-led urban renewal project	Real estate appraisal report	—

Note:	This is the urban renewal project for the asset exchange transaction for trade-in buildings. Please refer to Note14 for details.

TABLE 6

CHUNGHWA TELECOM CO., LTD.

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

YEAR ENDED DECEMBER 31, 2020

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Related Party		Transaction Details				Abnormal Transaction		Notes /Accounts Payable or Receivable
		Nature of Relationship	Purchases/Sales (Note 1)	Amount (Notes 2)	% to Total	Payment Terms	Units Price	Payment Terms	Ending Balance (Notes 3)	% to Total
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	Sales	$3,164,854	2	30 days	$—	—	$642,604	3
			Purchase	676,125	1	30-90 days	—	—	(753,706)	(5)
	Aval Technologies Co., Ltd.	Subsidiary	Purchase	224,122	—	30 days	—	—	(37,085)	—
	Senyoung Insurance Agent Co., Ltd.	Subsidiary	Sales	107,879	—	90 days	—	—	45,799	—
	CHIEF Telecom Inc.	Subsidiary	Sales	406,642	—	30 days	—	—	59,926	—
			Purchase	122,025	—	60 days	—	—	(22,164)	—
	Chunghwa System Integration Co., Ltd.	Subsidiary	Purchase	1,293,906	1	30 days	—	—	(345,168)	(2)
	CHYP Multimedia Marketing & Communications Co., Ltd.	Subsidiary	Purchase	110,915	—	30 days	—	—	(36,588)	—
	Honghwa International Co., Ltd.	Subsidiary	Sales	268,779	—	30-60 days	—	—	49,555	—
		Subsidiary	Purchase	5,536,303	5	30-60 days	—	—	(682,373)	(4)
	Donghwa Telecom Co., Ltd.	Subsidiary	Sales	178,470	—	30 days	—	—	31,020	—
		Subsidiary	Purchase	451,365	—	90 days	—	—	(144,874)	(1)
	Chunghwa Telecom Global, Inc.	Subsidiary	Purchase	313,914	—	90 days	—	—	(35,056)	—
	Chunghwa Telecom Singapore Pte., Ltd.	Subsidiary	Purchase	157,772	—	30 days	—	—	(66,693)	—
	CHT Security Co., Ltd.	Subsidiary	Purchase	338,666	—	30 days	—	—	(109,857)	(1)
	International Integrated Systems, Inc.	Subsidiary	Purchase	400,195	—	30 days	—	—	(235,565)	(2)
	Taiwan International Standard Electronics Co., Ltd.	Associate	Purchase	591,195	1	30-90 days	—	—	(488,244)	(3)
	Next Commercial Bank Co., Ltd.	Associate	Sales	1,245,178	1	30-60 days	—	—	192,000	1
Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	5,839,843	22	30-90 days	—	—	753,496	44
			Purchase	2,998,442	13	30 days	—	—	(598,985)	(31)
	Aval Technologies Co., Ltd.	Subsidiary	Sales	312,968	1	60 days	—	—	136,785	8
			Purchase	286,553	1	30 days	—	—	(9,660)	(1)
	Senyoung Insurance Agent Co., Ltd.	Subsidiary	Sales	124,628	—	30 days	—	—	45,070	3
CHIEF Telecom Inc.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	254,402	10	60 days	—	—	33,122	15
			Purchase	406,101	29	30 days	—	—	(59,926)	(51)
Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	1,597,664	76	30 days	—	—	342,578	67
CHYP Multimedia Marketing & Communications Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	110,915	27	30 days	—	—	34,238	44
Honghwa International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	5,641,817	97	30-60 days	—	—	681,107	94
Donghwa Telecom Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	451,365	40	90 days	—	—	144,874	39
			Purchase	178,470	16	30 days	—	—	(31,020)	(19)
Chunghwa Telecom Global, Inc.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	313,914	53	90 days	—	—	35,056	67
Chunghwa Telecom Singapore Pte., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	157,772	12	30 days	—	—	66,693	19
CHT Security Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	362,082	38	30 days	—	—	109,813	33
International Integrated System, Inc.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	400,195	15	30 days	—	—	235,565	47
Aval Technologies Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	224,122	1	30 days	—	—	37,085	2
	Youth Co., Ltd.	Fellow subsidiary	Sales	131,466	—	30 days	—	—	19,955	1

Note 1:	Purchases include costs to acquire services.

Note 2:

The differences were because Chunghwa Telecom Co., Ltd. and subsidiaries classified the amount as incremental costs of obtaining contracts, property, plant and equipment, intangible assets, and operating expenses.

Note 3:	Notes and accounts receivable did not include the amounts collected for others and other receivables.

Note 4:

Transaction terms with related parties were determined in accordance with mutual agreements when there were no similar transactions with third parties. Other transactions with related parties were not significantly different from those with third parties.

TABLE 7

CHUNGHWA TELECOM CO., LTD.

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

DECEMBER 31, 2020

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Related Party	Nature of Relationship	Ending Balance	Turnover Rate (Note)	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
					Amounts	Action Taken
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	$816,927	11.18	$—	—	$800,156	$—
	Next Commercial Bank Co., Ltd.	Associate	192,000	6.25	—	—	—	—
Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	891,312	7.53	—	—	103,851	—
	Aval Technologies Co., Ltd.	Subsidiary	136,808	3.52	—	—	77,628	—
Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	342,578	3.19	—	—	208,487	—
Honghwa International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	681,107	7.68	—	—	202,685	—
CHT Security Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	109,813	1.08	—	—	103,935	—
International Integrated Systems, Inc.	Chunghwa Telecom Co., Ltd.	Parent company	216,269	3.30	—	—	216,269	—
Donghwa Telecom Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	144,874	3.03	—	—	107,027	—

Note:	Payments and receipts collected in trust for others are excluded from the accounts receivable in calculating the turnover rate.

TABLE 8

CHUNGHWA TELECOM CO., LTD.

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INVESTEES IN MAINLAND CHINA)

YEAR ENDED DECEMBER 31, 2020

(Amounts in Thousands of New Taiwan Dollars)

				Original Investment Amount		Balance as of December 31, 2020			Net Income	Recognized Gain
Investor Company	Investee Company	Location	Main Businesses and Products	December 31, 2020	December 31, 2019	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value (Note 3)	(Loss) of the Investee	(Loss) (Notes 1, 2 and 3)	Note
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Taiwan	Handset and peripherals retailer; sales of CHT mobile phone plans as an agent	$1,065,813	$1,065,813	71,773	28	$1,630,230	$436,717	$117,500	Subsidiary
	Light Era Development Co., Ltd.	Taiwan	Planning and development of real estate and intelligent buildings, and property management	3,000,000	3,000,000	300,000	100	3,853,234	15,160	9,673	Subsidiary
	Donghwa Telecom Co., Ltd.	Hong Kong	International private leased circuit, IP VPN service, and IP transit services	1,567,453	1,567,453	402,590	100	1,486,252	7,379	7,379	Subsidiary
	Chunghwa Telecom Singapore Pte., Ltd.	Singapore	International private leased circuit, IP VPN service, and IP transit services	574,112	574,112	26,383	100	1,013,529	116,771	116,791	Subsidiary
	Chunghwa System Integration Co., Ltd.	Taiwan	Providing system integration services and telecommunications equipment	838,506	838,506	60,000	100	725,213	12,840	13,254	Subsidiary
	CHIEF Telecom Inc.	Taiwan	Network integration, internet data center (“IDC”), communications integration and cloud application services	459,652	459,652	39,426	56	1,785,968	607,779	348,533	Subsidiary
	Chunghwa Investment Co., Ltd.	Taiwan	Investment	639,559	639,559	68,085	89	3,017,569	317,590	282,776	Subsidiary
	Prime Asia Investments Group Ltd. (B.V.I.)	British Virgin Islands	Investment	385,274	385,274	1	100	163,121	(19,434)	(19,434)	Subsidiary
	Honghwa International Co., Ltd.	Taiwan	Telecommunication engineering, sales agent of mobile phone plan application and other business services, etc.	180,000	180,000	18,000	100	491,985	229,464	213,346	Subsidiary
	CHYP Multimedia Marketing & Communications Co., Ltd.	Taiwan	Digital information supply services and advertisement services	150,000	150,000	15,000	100	194,399	17,358	17,064	Subsidiary
	Chunghwa Telecom Vietnam Co., Ltd.	Vietnam	Intelligent energy saving solutions, international circuit, and information and communication technology (“ICT”) services.	148,275	148,275	—	100	90,887	(2,380)	(2,380)	Subsidiary
	Chunghwa Telecom Global, Inc.	United States	International private leased circuit, internet services, and transit services	70,429	70,429	6,000	100	402,623	73,147	75,078	Subsidiary
	CHT Security Co., Ltd.	Taiwan	Computing equipment installation, wholesale of computing and business machinery equipment and software, management consulting services, data processing services, digital information supply services and internet identify services	240,000	240,000	24,000	80	329,943	124,159	93,983	Subsidiary
	Chunghwa Telecom (Thailand) Co., Ltd.	Thailand	International private leased circuit, IP VPN service, ICT and cloud VAS services	119,624	119,624	1,300	100	110,163	2,050	2,050	Subsidiary

(Continued)

CHUNGHWA TELECOM CO., LTD.

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INVESTMENT IN MAINLAND CHINA)

YEAR ENDED DECEMBER 31, 2020

(Amounts in Thousands of New Taiwan Dollars)

				Original Investment Amount		Balance as of December 31, 2020			Net Income	Recognized Gain
Investor Company	Investee Company	Location	Main Businesses and Products	December 31, 2020	December 31, 2019	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value (Note 3)	(Loss) of the Investee	(Loss) (Notes 1, 2 and 3)	Note
	Spring House Entertainment Tech. Inc.	Taiwan	Software design services, internet contents production and play, and motion picture production and distribution	$41,941	$41,941	8,251	56	$126,947	$44,962	$25,197	Subsidiary
	Chunghwa leading Photonics Tech Co., Ltd.	Taiwan	Production and sale of electronic components and finished products	70,500	70,500	7,050	75	123,967	10,264	12,287	Subsidiary
	Smartfun Digital Co., Ltd.	Taiwan	Providing diversified family education digital services	65,000	65,000	6,500	65	74,055	9,804	6,369	Subsidiary
	Chunghwa Telecom Japan Co., Ltd.	Japan	International private leased circuit, IP VPN service, and IP transit services	17,291	17,291	1	100	90,099	13,478	13,478	Subsidiary
	Chunghwa Sochamp Technology Inc.	Taiwan	Design, development and production of Automatic License Plate Recognition software and hardware	20,400	20,400	2,040	51	(5,039)	(2,015)	5,047	Subsidiary
	International Integrated Systems, Inc.	Taiwan	IT solution provider, IT application consultation, system integration and package solution	517,423	283,500	37,211	51	593,049	169,948	49,633	Subsidiary
	Viettel-CHT Co., Ltd.	Vietnam	IDC services	288,327	288,327	—	30	363,522	307,323	92,228	Associate
	Taiwan International Standard Electronics Co., Ltd.	Taiwan	Manufacturing, selling, designing, and maintaining of telecommunications systems and equipment	164,000	164,000	1,760	40	330,031	294,205	150,477	Associate
	KKBOX Taiwan Co., Ltd.	Taiwan	Providing of music on-line, software, electronic information, and advertisement services	67,025	67,025	4,438	30	163,809	46,987	14,038	Associate
	So-net Entertainment Taiwan Limited	Taiwan	Online service and sale of computer hardware	120,008	120,008	9,429	30	226,647	124,759	37,428	Associate
	KingwayTek Technology Co., Ltd.	Taiwan	Publishing books, data processing and software services	66,684	66,684	8,688	23	249,044	5,484	2,156	Associate
	Taiwan International Ports Logistics Corporation	Taiwan	Import and export storage, logistic warehouse, and ocean shipping service	80,000	80,000	8,000	27	55,925	18,514	4,946	Associate
	UUPON Inc.	Taiwan	Information technology service and general advertisement service	97,598	97,598	246	4	—	(40,580)	(6,103)	Associate (Note 5)
	Alliance Digital Tech Co., Ltd.	Taiwan	Development of mobile payments and information processing service	60,000	60,000	6,000	14	5,080	—	—	Associate
	Chunghwa PChome Fund I Co., Ltd.	Taiwan	Investment, venture capital, investment advisor, management consultant and other consultancy service	200,000	200,000	20,000	50	192,856	(2,450)	(1,225)	Associate

(Continued)

CHUNGHWA TELECOM CO., LTD.

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INVESTMENT IN MAINLAND CHINA)

YEAR ENDED DECEMBER 31, 2020

(Amounts in Thousands of New Taiwan Dollars)

				Original Investment Amount		Balance as of December 31, 2020			Net Income	Recognized Gain
Investor Company	Investee Company	Location	Main Businesses and Products	December 31, 2020	December 31, 2019	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value (Note 3)	(Loss) of the Investee	(Loss) (Notes 1, 2 and 3)	Note
	Cornerstone Ventures Co., Ltd.	Taiwan	Investment, venture capital, investment advisor, management consultant and other consultancy service	$4,900	$4,900	490	49	$6,058	$1,125	$551	Associate
	Next Commercial Bank Co., Ltd.	Taiwan	Online banking business	4,190,000	4,190,000	419,000	42	3,776,876	(605,419)	(297,292)	Associate
	Chunghwa SEA Holdings	Taiwan	Investment business	10,200	—	1,020	51	10,200	—	—	Joint venture
Senao International Co., Ltd.	Senao Networks, Inc.	Taiwan	Telecommunication facilities manufactures and sales	202,758	202,758	16,579	34	991,610	376,365	127,184	Associate
	Senao International (Samoa) Holding Ltd.	Samoa Islands	International investment	2,253,828	2,333,620	74,975	100	232,099	(24,526)	(24,526)	Subsidiary
	UUPON Inc.	Taiwan	Information technology service and general advertisement service	24,000	24,000	109	2	—	(40,580)	(2,715)	Associate (Note 5)
	Youth Co., Ltd.	Taiwan	Sale of information and communication technologies products	427,850	364,950	14,752	96	231,976	1,404	(16,418)	Subsidiary
	Aval Technologies Co., Ltd.	Taiwan	Sale of information and communication technologies products	89,550	89,550	10,060	100	110,508	8,656	8,658	Subsidiary
	Senyoung Insurance Agent Co., Ltd.	Taiwan	Property and liability insurance agency	59,000	59,000	5,900	100	90,862	30,144	30,120	Subsidiary
CHIEF Telecom Inc.	Unigate Telecom Inc.	Taiwan	Telecommunications and internet service	2,000	2,000	200	100	980	94	94	Subsidiary
	Chief International Corp.	Samoa Islands	Telecommunications and internet service	6,068	6,068	200	100	78,699	9,338	9,338	Subsidiary
Chunghwa Telecom Singapore Pte., Ltd.	ST-2 Satellite Ventures Pte., Ltd.	Singapore	Operation of ST-2 telecommunications satellite	409,061	409,061	18,102	38	488,257	280,191	106,472	Associate
Chunghwa Investment Co., Ltd.	Chunghwa Precision Test Tech. Co., Ltd.	Taiwan	Production and sale of semiconductor testing components and printed circuit board	178,608	178,608	11,230	34	2,414,555	933,693	319,786	Subsidiary
	CHIEF Telecom Inc.	Taiwan	Network integration, internet data center (“IDC”), communications integration and cloud application services	19,064	19,064	2,078	3	88,104	607,779	18,051	Associate

(Continued)

CHUNGHWA TELECOM CO., LTD.

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INVESTMENT IN MAINLAND CHINA)

YEAR ENDED DECEMBER 31, 2020

(Amounts in Thousands of New Taiwan Dollars)

				Original Investment Amount		Balance as of December 31, 2020			Net Income	Recognized Gain
Investor Company	Investee Company	Location	Main Businesses and Products	December 31, 2020	December 31, 2019	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value (Note 3)	(Loss) of the Investee	(Loss) (Notes 1, 2 and 3)	Note
	Senao International Co., Ltd.	Taiwan	Selling and maintaining mobile phones and its peripheral products	$49,731	$49,731	1,001	—	$43,664	$436,717	$1,693	Associate
Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Precision Test Tech USA Corporation	United States	Design and after-sale services of semiconductor testing components and printed circuit board	12,636	12,636	400	100	23,847	755	755	Subsidiary
	CHPT Japan Co., Ltd.	Japan	Related services of electronic parts, machinery processed products and printed circuit board	2,008	2,008	1	100	2,472	89	89	Subsidiary
	Chunghwa Precision Test Tech. International, Ltd.	Samoa Islands	Wholesale and retail of electronic materials, and investment	116,790	116,790	3,700	100	92,315	8,441	8,956	Subsidiary
Prime Asia Investments Group, Ltd. (B.V.I.)	Chunghwa Hsingta Co., Ltd.	Hong Kong	Investment	375,274	375,274	1	100	163,121	(19,434)	(19,434)	Subsidiary
	MeWorks Limited (HK)	Hong Kong	Investment	—	10,000	—	—	—	—	—	Associate
Senao International (Samoa) Holding Ltd.	Senao International HK Limited	Hong Kong	International investment	2,248,963	2,328,754	80,440	100	212,814	(24,766)	(24,766)	Subsidiary
Youth Co., Ltd.	ISPOT Co., Ltd.	Taiwan	Sale of information and communication technologies products	53,021	53,021	—	100	10,562	1,656	1,464	Subsidiary
	Youyi Co., Ltd.	Taiwan	Maintenance of information and communication technologies products	21,354	21,354	—	100	18,145	1,234	993	Subsidiary
Aval Technologies Co., Ltd.	Wiin Technology Co., Ltd.	Taiwan	Sale of information and communication technologies products	29,550	29,550	2,955	100	33,476	3,695	3,695	Subsidiary
Senyoung Insurance Agent Co., Ltd.	Senaolife Insurance Agent Co., Ltd.	Taiwan	Life insurance services	29,500	29,500	2,950	100	26,186	(3,034)	(3,034)	Subsidiary
CHYP Multimedia Marketing & Communications Co., Ltd	Click Force Marketing Company	Taiwan	Advertisement services	44,607	44,607	1,078	49	33,086	3,998	(209)	Associate
International Integrated Systems, Inc.	Infoexplorer International Co., Ltd.	Samoa	Investment	24,806	24,806	795	100	27,018	850	850	Subsidiary
	IISI Investment Co., Ltd.	Mauritius	Investment	81,302	81,302	244	100	28,990	(10,872)	(10,872)	Subsidiary
	Unitronics Technology Corp.	Taiwan	Development and maintenance of information system	55,569	55,569	5,065	99.96	69,867	7,783	7,780	Subsidiary
Infoexplorer International Co., Ltd.	International Integrated Systems (Hong Kong) Limited	Hong Kong	Investment and engaging in technical consulting service	24,336	24,336	780	100	27,011	870	870	Subsidiary
IISI Investment Co., Ltd.	Leading Tech Co., Ltd.	Mauritius	Investment	65,374	65,374	316	100	18,466	(10,587)	(10,587)	Subsidiary

(Continued)

CHUNGHWA TELECOM CO., LTD.

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INVESTMENT IN MAINLAND CHINA)

YEAR ENDED DECEMBER 31, 2020

(Amounts in Thousands of New Taiwan Dollars)

				Original Investment Amount		Balance as of December 31, 2020			Net Income	Recognized Gain
Investor Company	Investee Company	Location	Main Businesses and Products	December 31, 2020	December 31, 2019	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value (Note 3)	(Loss) of the Investee	(Loss) (Notes 1, 2 and 3)	Note
Leading Tech Co., Ltd.	Leading Systems Co., Ltd.	Mauritius	Investment	$100,693	$100,693	300	100	$13,615	$(10,588)	$(10,588)	Subsidiary

Note 1:	The amounts were based on audited financial statements.

Note 2:	Recognized gain (loss) of investees includes amortization of differences between the investment cost and net value and elimination of unrealized transactions.

Note 3:

Recognized gain (loss) and carrying value of the investees did not include the adjustment of the difference between the accounting treatment on standalone basis and consolidated basis as a result of the application of IFRS 15.

Note 4:	Investments in mainland China are included in Table 9.

Note 5:	UUPON Inc. was transferred to financial assets at fair value through other comprehensive income.

(Concluded)

TABLE 9

CHUNGHWA TELECOM CO., LTD.

INVESTMENT IN MAINLAND CHINA

YEAR ENDED DECEMBER 31, 2020

(Amounts in Thousands of New Taiwan Dollars)

Investee	Main Businesses and Products	Total Amount of Paid-in Capital	Investment Type (Note 1)	Accumulated Outflow of Investment from Taiwan as of January 1, 2020	Investment Flows		Accumulated Outflow of Investment from Taiwan as of December 31, 2020	Net Income (Loss) of the Investee	% Ownership of Direct or Indirect Investment	Investment Gain (Loss) (Note 2)	Carrying Value as of December 31, 2020	Accumulated Inward Remittance of Earnings as of December 31, 2020	Note
					Outflow	Inflow
Senao Trading (Fujian) Co., Ltd.	Sale of information and communication technologies products	$1,073,170	2	$1,073,170	$—	$—	$1,073,170	$—	100	$—	$—	$—	Note 8
Senao International Trading (Shanghai) Co., Ltd.	Sale of information and communication technologies products	955,838	2	955,838	—	—	955,838	(21,189)	100	(21,189)	29,402	—	Note 9
Senao International Trading (Shanghai) Co., Ltd. (Note 15)	Maintenance of information and communication technologies products	26,053	2	26,053	—	—	26,053	—	100	—	—	—	Note 10
Senao International Trading (Jiangsu) Co., Ltd.	Sale of information and communication technologies products	183,944	2	263,736	—	79,792	183,944	—	100	—	—	—	Note 11
Chunghwa Telecom (China) Co., Ltd.	Integrated information and communication solution services for enterprise clients, and intelligent energy network service	177,176	2	177,176	—	—	177,176	(12,712)	100	(12,712)	32,224	—	Note 13
Jiangsu Zhenghua Information Technology Company, LLC	Providing intelligent energy saving solution and intelligent buildings services	189,410	2	142,057	—	—	142,057	—	75	—	—	—	Note 12
Shanghai Taihua Electronic Technology Limited	Design of printed circuit board and related consultation service	51,233	2	51,233	—	—	51,233	(9,675)	100	(9,675)	16,490	—	—
Su Zhou Precision Test Tech. Ltd.	Assembly processed of circuit board, design of printed circuit board and related consultation service	62,340	2	62,340	—	—	62,340	18,127	100	18,127	78,314	—	—
Shanghai Chief Telecom Co., Ltd.	Telecommunications and internet service	10,150	1	4,973	—	—	4,973	5,047	49	2,473	13,561	—	—
International Integrated Systems Inc. (Shanghai)	Development and maintenance of information system	48,753	2	39,923	—	—	39,923	(10,588)	100	(10,588)	18,550	—	—
Huiyu Shanghai Management Consultancy Co., Ltd.	Development and maintenance of information system	13,670	3	—	—	—	—	(4,093)	100	(4,093)	—	—	Note 14

(Continued)

Investee	Accumulated Investment in Mainland China as of December 31, 2020	Investment Amounts Authorized by Investment Commission, MOEA	Upper Limit on Investment Stipulated by Investment Commission, MOEA
SENAO and its subsidiaries (Note 3)	$2,239,005	$2,239,005	$3,556,272
Chunghwa Telecom (China) Co., Ltd. (Note 4)	177,176	177,176	233,555,074
Jiangsu Zhenghua Information Technology Company, LLC (Note 4)	142,057	142,057	233,555,074
Chunghwa Precision Test Tech Co., Ltd and its subsidiaries (Note 5)	113,573	159,725	4,229,876
Shanghai Chief Telecom Co., Ltd. (Note 6)	4,973	4,973	1,794,361
IISI and its subsidiaries (Note 7)	39,923	39,923	640,718

Note 1:	Investments are divided into three categories as follows:

a.	Direct investment.
b.	Investments through a holding company registered in a third region.
c.	Others.

Note 2:	The amounts were calculated based on the investee’s audited financial statements.

Note 3:	Senao International Co., Ltd. and its subsidiaries were calculated based on the consolidated net assets value of Senao International Co., Ltd.

Note 4:	Chunghwa Telecom (China) Co., Ltd. and Jiangsu Zhenghua Information Technology Company, LLC were calculated based on the consolidated net assets value of Chunghwa Telecom Co., Ltd.

Note 5:	Chunghwa Precision Test Tech. Co., Ltd. and its subsidiaries were calculated based on the consolidated net assets value of Chunghwa Precision Test Tech. Co., Ltd

Note 6:	Shanghai Chief Telecom Co., Ltd. was calculated based on the consolidated net assets value of CHIEF Telecom Inc.

Note 7:	IISI and its subsidiaries were calculated based on the consolidated net assets value of IISI.

Note 8:	The liquidation of Senao Trading (Fujian) Co., Ltd. was completed in May 2019.

Note 9:

Senao International Trading (Shanghai) Co., Ltd. was approved to end and dissolve its business in December 2020. The liquidation of Senao International Trading (Shanghai) Co., Ltd. is still in process.

Note 10:	The liquidation of Senao International Trading (Shanghai) Co., Ltd. was completed in March 2018.

Note 11:	The liquidation of Senao International Trading (Jiangsu) Co., Ltd. was completed in March 2019.

Note 12:	The liquidation of Jiangsu Zhenhua Information Technology Company, LLC. was completed in December 2018.

Note 13:	Chunghwa Telecom (China) Co., Ltd. was approved to end and dissolve its business in August 2020. The liquidation of Chunghwa Telecom (China) Co., Ltd. is still in process.

Note 14:	The liquidation of Huiyu Shanghai Management Consultancy Co., Ltd. was completed in December 2020.

Note 15:	The English name is the same as the above entity; however, the Chinese name included in the respective Articles of Incorporation is different from the above entity.

(Concluded)

TABLE 10

CHUNGHWA TELECOM CO., LTD.

INFORMATION OF MAJOR STOCKHOLDERS

DECEMBER 31, 2020

	Shares
Name of Major Stockholders	Number of Shares	Percentage of Ownership (%)

Ministry of Transportation and Communications	2,737,718,976	35.29

Shin Kong Life Insurance Co., Ltd.	551,639,184	7.11

Note:

This table presents information provided by the Taiwan Depository & Clearing Corporation on stockholders holding greater than 5% of Chunghwa’s dematerialized securities that have completed the process of registration and delivery by book-entry transfer as of the last business day for the current quarter.

THE CONTENTS OF STATEMENTS OF MAJOR

ACCOUNTING ITEMS

ITEM	STATEMENT INDEX

MAJOR ACCOUNTING ITEMS IN ASSETS, LIABILITIES AND EQUITY
STATEMENT OF CASH AND CASH EQUIVALENTS	1
STATEMENT OF FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS	Note 7 and 2
STATEMENT OF HEDGING FINANCIAL INSTRUMENTS	Note 19
STATEMENT OF TRADE NOTES AND ACCOUNTS RECEIVABLE, NET	3
STATEMENT OF INVENTORIES	4
STATEMENT OF PREPAYMENTS	Note 11
STATEMENT OF OTHER CURRENT MONETARY ASSETS	Note 12
STATEMENT OF OTHER CURRENT ASSETS	Note 18
STATEMENT OF CHANGES IN FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME - NONCURRENT	5
STATEMENT OF CHANGES IN INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD	6
STATEMENT OF CHANGES IN PROPERTY, PLANT AND EQUIPMENT	Note 14
STATEMENT OF CHANGES IN RIGHT-OF-USE ASSETS	7
STATEMENT OF CHANGES IN INVESTMENT PROPERTIES	Note 16
STATEMENT OF CHANGES IN INTANGIBLE ASSETS	Note 17
STATEMENT OF DEFERRED INCOME TAX ASSETS	Note 29
STATEMENT OF OTHER NONCURRENT ASSETS	Note 18
STATEMENT OF SHORT-TERM BILLS PAYABLE	8
STATEMENT OF TRADE NOTES AND ACCOUNTS PAYABLE	9
STATEMENT OF OTHER PAYABLES	Note 23
STATEMENT OF PROVISIONS	Note 24
STATEMENT OF BONDS PAYABLE	10
STATEMENT OF LEASE LIABILITIES	11
STATEMENT OF DEFERRED INCOME TAX LIABILITIES	Note 29
MAJOR ACCOUNTING ITEMS IN PROFIT OR LOSS
STATEMENT OF REVENUES	Note 39
STATEMENT OF OPERATING COSTS	12
STATEMENT OF OPERATING EXPENSES	13
STATEMENT OF OTHER INCOME AND EXPENSES	Note 28
STATEMENT OF INTEREST EXPENSES	Note 28
STATEMENT OF EMPLOYEE BENEFIT, DEPRECIATION AND AMORTIZATION BY FUNCTION	14

STATEMENT 1

CHUNGHWA TELECOM CO., LTD.

STATEMENT OF CASH AND CASH EQUIVALENTS

DECEMBER 31, 2020

(In Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Item	Period	Annual Interest Rate / Earnings Rate	Amount

Cash
Cash on hand			$125,611

Bank deposits
Checking deposits			1,608,252
Demand deposits			2,855,144

			4,463,396

Cash equivalents
Commercial paper
Grand Bills Finance Corporation	2020.12.02-2021.01.25	0.21%-0.24%	2,747,622
Ta Ching Bills Finance Corporation	2020.12.02-2021.01.15	0.21%-0.23%	2,198,905
Taiwan Cooperative Bills Finance Corporation	2020.12.04-2021.01.15	0.21%-0.26%	1,847,866
Taishin International Bank Co., Ltd.	2020.12.02-2021.01.15	0.21%-0.24%	1,599,091
Taiwan Finance Corporation	2020.12.01-2021.01.15	0.21%-0.24%	1,558,131
China Bills Finance Corporation	2020.12.07-2021.01.25	0.20%-0.26%	1,178,811
Dah Chung Bills Finance Corp.	2020.12.30-2021.01.25	0.22%	499,748
Mega Bills Finance Co., Ltd.	2020.12.21-2021.01.11	0.22%	469,755
CTBC Bank Co., Ltd.	2020.12.31-2021.01.11	0.14%	399,924
International Bills Finance Corporation	2020.12.29-2021.01.15	0.22%-0.23%	399,849

			12,899,702

Negotiable certificates of deposit	2020.11.27-2021.01.11	0.24%-0.30%	2,600,000

Triple stimulus vouchers			1,344

			15,501,046

			$20,090,053

Note:	Including USD7,268 thousand @28.48, EUR339 thousand @35.02, JPY1,744 thousand @0.276, SGD3 thousand @21.56 and HKD18,706 thousand @3.673.

STATEMENT 2

CHUNGHWA TELECOM CO., LTD.

STATEMENT OF CHANGES IN FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS-NONCURRENT

FOR THE YEAR ENDED DECEMBER 31, 2020

(In Thousands of New Taiwan Dollars)

	Balance, January 1, 2020		Additions in Investment		Decrease in Investment		Balance, December 31, 2020
Investee Company	Shares (In Thousand)	Amount	Shares (In Thousand)	Amount	Shares (In Thousand)	Amount	Shares (In Thousand)	Percentage of Ownership (%)	Amount	Note

Financial assets at fair value through profit or loss
Taiwania Capital Buffalo Fund Co., Ltd.	600,000	$510,801	—	$—	—	$69,706	600,000	12.90	$441,095	Note
Innovation Works Development Fund, L.P.	—	267,304	—	—	—	31,197	—	3.55	236,107	Note

		$778,105		$—		$100,903			$677,202

Note:    Change in investment was fair value adjustments.

STATEMENT 3

CHUNGHWA TELECOM CO., LTD.

STATEMENT OF TRADE NOTES AND ACCOUNTS RECEIVABLE, NET

DECEMBER 31, 2020

(In Thousands of New Taiwan Dollars)

Item	Amount
Mobile broadband services revenue	$5,749,848
Project services revenue	4,865,304
Leased line services revenue	3,552,670
Internet and value-added services revenue	2,143,720
Local telephone services revenue	1,863,557
Others (Note)	3,496,260

21,671,359
Less: Loss allowance	(2,116,716)

$19,554,643

Note:    The amount of individual item included in others does not exceed 5% of the account balance.

STATEMENT 4

CHUNGHWA TELECOM CO., LTD.

STATEMENT OF INVENTORIES

DECEMBER 31, 2020

(In Thousands of New Taiwan Dollars)

	Amount
Item	Cost	Market Price (Note)
Merchandise	$1,696,390	$2,221,925
Project in process	5,350,296	6,987,264

	$7,046,686	$9,209,189

Note:    Amount of net realizable value.

STATEMENT 5

CHUNGHWA TELECOM CO., LTD.

STATEMENT OF CHANGES IN FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME-NONCURRENT

FOR THE YEAR ENDED DECEMBER 31, 2020

(In Thousands of New Taiwan Dollars)

	Balance, January 1, 2020		Additions in Investment		Decrease in Investment		Balance, December 31, 2020
Investee Company	Shares (In Thousand)	Amount	Shares (In Thousand)	Amount	Shares (In Thousand)	Amount	Shares (In Thousand)	Percentage of Ownership (%)	Amount	Note

Financial assets at fair value through other comprehensive income
Listed stocks
China Airlines, Ltd.	263,622	$2,388,416	—	$789,882	46,983	$567,797	216,639	4.00	$2,610,501	Note 2
Non-listed stocks
Taipei Financial Center Corp.	172,927	4,388,984	—	—	—	225,757	172,927	11.76	4,163,227	Note 1
Industrial Bank of Taiwan II Venture Capital Co., Ltd. (IBT II)	5,252	17,084	—	—	—	—	5,252	16.67	17,084	Note 1
Global Mobile Corp.	7,617	—	—	—	—	—	7,617	2.76	—
Innovation Works Limited	1,000	4,078	—	—	—	380	1,000	1.93	3,698	Note 1
RPTI Intergroup International Ltd.	4,765	—	—	—	—	—	4,765	10.19	—
Taiwan mobile payment Co., Ltd.	1,200	4,510	—	—	—	186	1,200	2.00	4,324	Note 1
4 Gamers Entertainment Inc.	136	120,243	—	—	—	16,687	136	19.93	103,556	Note 1
UUPON Inc.	—	—	246	1,289	—	—	246	3.71	1,289	Note 3

		$6,923,315		$791,171		$810,807			$6,903,679

Note 1:	Change in investment was fair value adjustments.

Note 2:	Addition in investment was fair value adjustments. Decrease in investment was due to the disposal a portion of equity interests.

Note 3:	Addition in investment was the reclassification from an associate to financial assets at fair value through other comprehensive income and fair value adjustments.

STATEMENT 6

CHUNGHWA TELECOM CO., LTD.

STATEMENT OF CHANGES IN INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

FOR THE YEAR ENDED DECEMBER 31, 2020

(In Thousands of New Taiwan Dollars)

Investee Company	Balance, January 1, 2020		Additions in Investment		Decrease in Investment		Increase (Decrease) in Using the Equity Method	Balance, December 31, 2020			Market Value / Net Asset Value	Note
	Shares (In Thousand)	Amount	Shares (In Thousand)	Amount	Shares (In Thousand)	Amount		Shares (In Thousand)	Percentage of Ownership (%)	Amount
Investments accounted for using equity method
Subsidiaries
Listed stocks
Senao International Co., Ltd.	71,773	$456,545	—	$—	—	$104,071	$(58,193)	71,773	28	$294,281	$2,547,942	Notes 2 and 3
CHIEF Telecom Inc.	39,426	1,729,189	—	—	—	315,406	372,185	39,426	56	1,785,968	13,976,517	Notes 2 and 3
Non-listed stocks
Light Era Development Co., Ltd.	300,000	3,850,095	—	—	—	6,534	9,673	300,000	100	3,853,234	3,867,424	Notes 1 and 3
Donghwa Telecom Co., Ltd.	402,590	1,627,491	—	—	—	76,593	(64,646)	402,590	100	1,486,252	1,486,252	Notes 1 and 3
Chunghwa Telecom Singapore Pte., Ltd.	26,383	935,228	—	—	—	—	78,301	26,383	100	1,013,529	1,013,500	Note 1
Chunghwa System Integration Co., Ltd.	60,000	717,883	—	—	—	6,345	13,675	60,000	100	725,213	657,522	Notes 1 and 3
Chunghwa Investment Co., Ltd.	68,085	3,130,389	—	—	—	272,340	159,520	68,085	89	3,017,569	3,093,298	Notes 1 and 3
Prime Asia Investments Group Ltd. (B.V.I.)	1	182,989	—	—	—	—	(19,868)	1	100	163,121	163,121	Note 1
Honghwa International Co., Ltd.	18,000	411,291	—	—	—	143,630	220,243	18,000	100	487,904	524,533	Notes 1 and 3
CHYP Multimedia Marketing & Communications Co., Ltd.	15,000	190,972	—	—	—	13,637	17,064	15,000	100	194,399	194,082	Notes 1 and 3
Spring House Entertainment Tech. Inc.	8,251	110,357	—	—	—	8,663	25,253	8,251	56	126,947	111,211	Notes 1 and 3
Chunghwa Telecom Global, Inc.	6,000	347,380	—	—	—	—	55,243	6,000	100	402,623	397,385	Note 1
Chunghwa Telecom Vietnam Co., Ltd.	—	98,221	—	—	—	—	(7,334)	—	100	90,887	90,887	Note 1
Smartfun Digital Co., Ltd.	6,500	73,688	—	—	—	6,002	6,369	6,500	65	74,055	74,242	Notes 1 and 3
Chunghwa Telecom Japan Co., Ltd.	1	76,567	—	—	—	—	13,532	1	100	90,099	90,099	Note 1
Chunghwa Sochamp Technology Inc.	2,040	(10,086)	—	—	—	—	5,047	2,040	51	(5,039)	5,027	Note 1
Chunghwa Leading Photonics Tech. Co., Ltd.	7,050	111,680	—	—	—	—	12,287	7,050	75	123,967	126,645	Note 1
Chunghwa Telecom (Thailand) Co., Ltd.	1,300	114,231	—	—	—	—	(4,068)	1,300	100	110,163	110,163	Note 1
CHT Security Co., Ltd.	24,000	306,851	—	—	—	70,891	93,983	24,000	80	329,943	352,683	Notes 1 and 3
International Integrated Systems, Inc.	—	—	37,211	561,210	—	—	31,839	37,211	51	593,049	546,732	Notes 1 and 7

		14,460,961		561,210		1,024,112	960,105			14,958,164

Associates
Listed stocks
KingwayTek Technology Co., Ltd.	7,898	253,021	790	—	—	553	(3,424)	8,688	23	249,044	675,911	Notes 2, 3 and 4
Non-listed stocks
International Integrated System, Inc.	22,498	340,240	—	—	22,498	353,687	13,447	—	—	—	—	Notes 3 and 6
Viettel-CHT Co., Ltd.	—	316,535	—	—	—	26,769	73,756	—	30	363,522	363,522	Notes 1 and 3
Taiwan International Standard Electronics Co., Ltd.	1,760	272,166	—	—	—	89,558	147,423	1,760	40	330,031	403,593	Notes 1 and 3
KKBOX Taiwan Co., Ltd.	4,438	150,789	—	—	—	—	13,020	4,438	30	163,809	124,568	Note 1
So-net Entertainment Taiwan Limited	9,429	189,396	—	—	—	—	37,251	9,429	30	226,647	208,792	Note 1
Alliance Digital Tech Co., Ltd.	6,000	5,080	—	—	—	—	—	6,000	14	5,080	5,080	Note 1
UUPON Inc.	5,400	7,199	—	—	5,400	1,096	(6,103)	—	—	—	—	Notes 1 and 8
Taiwan International Ports Logistics Corporation	8,000	50,979	—	—	—	—	4,946	8,000	27	55,925	55,925	Note 1
Chunghwa PChome Fund I Co., Ltd.	20,000	194,081	—	—	—	—	(1,225)	20,000	50	192,856	192,856	Note 1
Cornerstone Ventures Co., Ltd.	490	5,507	—	—	—	—	551	490	49	6,058	6,058	Note 1
Next Commercial Bank Co., Ltd.	419,000	4,074,168	—	—	—	—	(297,292)	419,000	42	3,776,876	3,820,497	Note 1

		5,859,161		—		471,663	(17,650)			5,369,848

Joint Ventures
Non-listed stocks
Chunghwa SEA Holdings	—	—	1,020	10,200	—	—	—	1,020	51	10,200	10,200	Notes 1 and 5

		$20,320,122		$571,410		$1,495,775	$942,455			$20,338,212

Note 1:	The amounts of net asset value were based on audited financial statements.

Note 2:	Fair value was based on the closing price at the end of 2020.

Note 3:	Decrease in investment was cash dividends received.

Note 4:	Additions in shares of investment was stock dividends received.

Note 5:	Additions in investment was the investment in establishing a new company.

Note 6:	Decrease in investment was the transfer from an associate to a subsidiary.

Note 7:	Additions in investment was the fair value of equity held before the acquisition of IISI, plus the cash consideration $233,923 thousand paid for the acquisition.

Note 8:	Decrease in investment was the reclassification from an associate to financial assets at fair value through other comprehensive income.

STATEMENT 7

CHUNGHWA TELECOM CO., LTD.

STATEMENT OF RIGHT-OF-USE ASSETS

DECEMBER 31, 2020

(In Thousands of New Taiwan Dollars)

	Land and buildings (Handsets base stations)	Land and buildings (Others)	Equipment	Total

Cost

Balance on January 1, 2020	$9,538,566	$1,260,026	$2,989,525	$13,788,117
Additions	3,157,109	303,572	7,983	3,468,664
Decreases	(303,190)	(72,199)	(4,283)	(379,672)

Balance on December 31, 2020	$12,392,485	$1,491,399	$2,993,225	$16,877,109

Accumulated depreciation and impairment

Balance on January 1, 2020	$2,690,525	$402,474	$403,093	$3,496,092
Depreciation expenses	2,730,579	388,528	403,138	3,522,245
Decreases	(127,434)	(38,453)	(3,568)	(169,455)

Balance on December 31, 2020	$5,293,670	$752,549	$802,663	$6,848,882

Balance on January 1, 2020, net	$6,848,041	$857,552	$2,586,432	$10,292,025

Balance on December 31, 2020, net	$7,098,815	$738,850	$2,190,562	$10,028,227

STATEMENT 8

CHUNGHWA TELECOM CO., LTD.

STATEMENT OF SHORT-TERM BILLS PAYABLE

DECEMBER 31, 2020

(In Thousands of New Taiwan Dollars)

Item	Underwriting agency	Period	Rate (%)	Issuance amount	Unamortized amount	Carrying Value
Commercial paper payable	Yuanta Commercial Bank Co., Ltd.	2020.08.05- 2021.01.12	0.35-0.36	$1,425,000	$165	$1,424,835
	Cathay United Bank	2020.08.05- 2021.01.12	0.35-0.36	1,425,000	166	1,424,834
	Mega Bills Finance Co., Ltd.	2020.08.05- 2021.01.12	0.34-0.35	1,100,000	126	1,099,874
	Grand Bills Finance Corporation	2020.08.05- 2021.01.12	0.34-0.35	1,050,000	121	1,049,879
	CTBC Bank Co., Ltd.	2020.08.05- 2021.01.12	0.34	1,000,000	111	999,889
	China Bills Finance Corporation	2020.08.05- 2021.01.12	0.34-0.35	1,000,000	113	999,887

				$7,000,000	$802	$6,999,198

STATEMENT 9

CHUNGHWA TELECOM CO., LTD.

STATEMENT OF TRADE NOTES AND ACCOUNTS PAYABLE

DECEMBER 31, 2020

(In Thousands of New Taiwan Dollars)

Item	Amount

Payable of spare parts for equipment	$2,308,164
Payable of products	1,363,998
Other (Note)	8,554,773

$12,226,935

Note:    The amount of each item in others does not exceed 5% of the account balance.

STATEMENT 10

CHUNGHWA TELECOM CO., LTD.

STATEMENT OF BONDS PAYABLE

FOR THE YEAR ENDED DECEMBER 31, 2020

(In Thousands of New Taiwan Dollars)

Bond Name	Trustee	Issuance Period	Repayment of the Principal and Interest Payment Date	Coupon Rate (%)	Total Amount	Repayments made	Balance at December 31, 2020	Costs of Issuance	Carrying Value	Guarantee

Unsecured domestic bonds	Bank of Taiwan	2020.07-2025.07	Interest payable in July annually and one-time repayment upon maturity	0.50	$8,800,000	$—	$8,800,000	$(8,521)	$8,791,479	None
	Bank of Taiwan	2020.07-2027.07	Interest payable in July annually and one-time repayment upon maturity	0.54	7,500,000	—	7,500,000	(7,455)	7,492,545	None
	Bank of Taiwan	2020.07-2030.07	Interest payable in July annually and one-time repayment upon maturity	0.59	3,700,000	—	3,700,000	(3,752)	3,696,248	None

					$20,000,000	$—	$20,000,000	$(19,728)	$19,980,272

STATEMENT 11

CHUNGHWA TELECOM CO., LTD.

STATEMENT OF LEASE LIABILITIES

DECEMBER 31, 2020

(In Thousands of New Taiwan Dollars)

Item	Period	Discount Rate (%)	Amount

Land and buildings
Handsets base stations	1-20 years	0.46-1.18	$6,793,253
Others	1-30 years	0.46-1.12	802,547
Equipment	1-15 years	0.46-0.82	1,024,847

			8,620,647
Less: Lease Liabilities-current			(2,938,305)

Lease Liabilities-noncurrent			$5,682,342

STATEMENT 12

CHUNGHWA TELECOM CO., LTD.

STATEMENT OF OPERATING COSTS

FOR THE YEAR ENDED DECEMBER 31, 2020

(In Thousands of New Taiwan Dollars)

Item	Amount

Depreciation	$28,694,921
Cost of products	14,195,109
Salaries	10,961,990
Amortization	10,578,714
Repair, maintenance and warranty expenses	6,099,791
Compensation	5,885,908
Other (Note)	40,789,811

$117,206,244

Note:    The amount of each item in others does not exceed 5% of the account balance.

STATEMENT 13

CHUNGHWA TELECOM CO., LTD.

STATEMENT OF OPERATING EXPENSES

FOR THE YEAR ENDED DECEMBER 31, 2020

(In Thousands of New Taiwan Dollars)

Item	Marketing	General and Administrative	Research and Development	Expected Credit Loss	Total

Salaries	$5,702,880	$1,300,941	$1,400,511	$—	$8,404,332
Compensation	3,104,800	649,068	757,642	—	4,511,510
Professional service fee	1,894,421	177,821	203,581	—	2,275,823
Depreciation	643,379	341,354	172,985	—	1,157,718
Welfare fee	996,969	211,674	229,426	—	1,438,069
Marketing and promotion expenses	797,113	—	—	—	797,113
Expected credit loss	—	—	—	45,689	45,689
Other (Note)	3,456,534	1,039,334	365,091	—	4,860,959

	$16,596,096	$3,720,192	$3,129,236	$45,689	$23,491,213

Note:     The amount of each item in others does not exceed 5% of the account balance.

STATEMENT 14

CHUNGHWA TELECOM CO., LTD.

STATEMENT OF EMPLOYEE BENEFIT, DEPRECIATION AND AMORTIZATION BY FUNCTION

FOR THE YEAR ENDED DECEMBER 31, 2020 and 2019

(In Thousands of New Taiwan Dollars)

	Year Ended December 31, 2020			Year Ended December 31, 2019
	Classified as Operating Costs	Classified as Operating Expenses	Total	Classified as Operating Costs	Classified as Operating Expenses	Total
Employee benefit expenses
Salaries	$10,961,990	$8,404,332	$19,366,322	$11,218,855	$8,669,102	$19,887,957
Insurance	1,084,119	875,369	1,959,488	1,161,980	869,502	2,031,482
Pension	1,362,646	973,804	2,336,450	1,861,185	1,299,078	3,160,263
Remuneration to directors	—	41,045	41,045	—	40,565	40,565
Others	6,789,180	5,140,658	11,929,838	6,950,603	5,256,004	12,206,607

	$20,197,935	$15,435,208	$35,633,143	$21,192,623	$16,134,251	$37,326,874

Depreciation	$28,694,921	$1,157,718	$29,852,639	$28,630,553	$1,222,266	$29,852,819

Amortization	$10,578,714	$152,061	$10,730,775	$10,281,841	$156,705	$10,438,546

Note 1:	The average numbers of the Company’s employees were 21,050 and 21,661, including 10 non-employee directors in 2020 and 2019, respectively.

Note 2:	The average employee benefits expense were $1,692 thousand and $1,721 thousand for the years ended December 31, 2020 and 2019, respectively. (Which refers to [total employee benefits-total directors’ remuneration] divided by [number of employees-number of non-employee directors].)

Note 3:	The average salary expenses were $920 thousand and $918 thousand for the years ended December 31, 2020 and 2019, respectively. (Which refers to [salary expenses] divided by [number of employees-number of non-employee directors]). The adjustment on the average salary expenses in 2020 is approximately -0.2%.

Note 4:	The Company does not have supervisors; therefore, there is no remuneration to supervisors.

Note 5:

The remuneration policies for directors, management personnel, and employees were as follows:

a.   General directors and independent directors:

(i) Fixed remuneration is based on monthly basis resolved by the Board of Directors.

(ii)  Floating remuneration is based on distribution stated in the Company’s Articles of Incorporation. Please refer to Note 28(7) for details. Independent directors are excluded from the aforementioned distribution.

b.  The remuneration to management personnel is based on the executive performance management and guidelines which are linked to the Company’s performance, business unit performance and personal performance. In addition, the result of corporate social responsibilities is a reference item taking into consideration for the floating remuneration.

c.   Compensation to employees is based on the Company’s salary guidance.

d.  The remuneration to directors and management personnel are evaluated regularly and determined by the compensation committee of the Company.

Note 6:	The Company’s salary expenses refer to recurring grants such as base salary, job premiums, and overtime pay, etc.